

NOTICE OF 2025 ANNUAL MEETING,
PROXY STATEMENT AND 2024 ANNUAL REPORT

NORTHEAST COMMUNITY BANCORP, INC.

Corporate Profile

NorthEast Community Bancorp, Inc., headquartered in White Plains, New York, is the holding company for NorthEast Community Bank. Established in 1934, NorthEast Community Bank is a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. We conduct our lending activities throughout New York, Massachusetts, and New Jersey. We attract deposits from the general public and use those funds to originate multi-family and mixed-use construction loans, multi-family and mixed-use permanent loans, commercial and industrial loans and limited consumer loans, which we hold for investment.

Transfer Agent

Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004
212-509-4000
www.continentalstock.com/shareholders

Stock Listing

NorthEast Community Bancorp, Inc.'s
common stock is quoted on the Nasdaq (Nasdaq: NECB)

Locations

Corporate Headquarters and Main Office Annex

325 Hamilton Avenue
White Plains, New York 10601

55 Church Street
White Plains, New York 10601

Bank Branches

325 Hamilton Avenue
White Plains, New York 10601

1355 First Avenue
New York, New York 10021

590 East 187th Street
Bronx, New York 10458

72 West Eckerson Road
Spring Valley, New York 10977

242 West 23rd Street
New York, New York 10011

87 Elm Street
Danvers, Massachusetts 01923

281 Quincy Avenue
Quincy, Massachusetts 02169

35 Edgell Road
Framingham, Massachusetts 01017

52 Bakertown Road,
Palm Tree, New York 10950

1 Freeland Street
Monroe, New York 10950

166 Route 59
Monsey, New York 10950

3 Winterton Road
Bloomingburg, New York 12721

Loan Production Office

301 North Main Street, Suite 5
New City, New York 10956



April 11, 2025

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of NorthEast Community Bancorp, Inc. (the "Company"). The annual meeting will be conducted solely online via live webcast on Thursday, May 22, 2025 at 9:00 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as a representative of S.R. Snodgrass, P.C., the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to vote online or via telephone or to complete and mail a proxy card. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

Sincerely,

Kenneth A. Martinek
Chairman and Chief Executive Officer

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325 Hamilton Avenue
White Plains, New York 10601
(914) 684-2500

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	9:00 a.m., local time, on Thursday, May 22, 2025
PLACE	The annual meeting will be conducted solely online via live webcast. You will be able to attend and participate in the annual meeting online, vote your shares electronically by entering the control number on your proxy card, and submit your questions during the meeting by visiting: https://www.cstproxy.com/necb/2025 at the date and time described in the accompanying proxy statement. There is no physical location for the annual meeting.

ITEMS OF BUSINESS

- **Election of Directors.** To elect three directors to serve for a term of three years.

- **Ratification of Appointment of Independent Auditors.** To ratify the selection of S.R. Snodgrass, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

- **Other Business.** To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE	To vote, you must have been a stockholder at the close of business on April 4, 2025.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares online or via telephone or by completing and returning a proxy card or voting instruction card. Voting instructions are printed on the notice of internet availability of proxy materials sent to you and are included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

Anne Stevenson-DeBlasi
Corporate Secretary

White Plains, New York
April 11, 2025

Note: Whether or not you plan to attend the annual meeting, please vote online or by telephone or by marking, signing, dating and promptly returning the enclosed proxy card or voting instruction card.

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NORTHEAST COMMUNITY BANCORP, INC.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of NorthEast Community Bancorp, Inc. (the "Company" or "NorthEast Community Bancorp") to be used at the annual meeting of stockholders of the Company. The Company is the holding company for NorthEast Community Bank (the "Bank"). The annual meeting will be held on Thursday, May 22, 2025 and will be conducted solely online via live webcast. You will be able to attend and participate in the annual meeting online, vote your shares electronically by entering the control number on your proxy card, and submit your questions during the meeting by visiting: https://www.cstproxy.com/necb/2025 at the date and time described in this proxy statement. There is no physical location for the annual meeting.

This proxy statement and the Company's annual report to stockholders for the year ended December 31, 2024 are available online at www.cstproxy.com/necb/2025.

VOTING AND PROXY PROCEDURE

Who Can Vote at the Meeting

You are entitled to vote your shares of Company common stock if the records of the Company show that you held your shares as of the close of business on April 4, 2025. If your shares are held in a stock brokerage account or by a bank or other nominees, you are considered the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker on how to vote your shares. Your broker, bank or other nominee has enclosed a voting instruction form for you to use in directing it on how to vote your shares.

As of the close of business on April 4, 2025, 14,023,376 shares of Company common stock were outstanding and entitled to vote. Each share of common stock has one vote. The Company's articles of incorporation generally provide that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to those shares held in excess of the 10% limit. However, a majority of the Company's disinterested directors may approve a stockholder acquiring and voting in excess of 10% of the Company's outstanding shares before the stockholder acquires any shares in excess of the 10% limit.

The Company and the Bank are parties to a written agreement with The Stilwell Group with respect to the voting of their shares of Company common stock. For more information regarding this agreement, see "Stockholder Agreement" below.

Advance Voting Methods

Even if you plan to attend the virtual annual meeting, please vote in advance of the meeting using any one of the following advance voting methods (see page 5 for additional details).

- Visit the website listed on your proxy card or notice of availability of proxy materials to vote **VIA THE INTERNET**;

- Call the telephone number on your proxy card or notice of availability of proxy materials to vote **BY TELEPHONE**; or

- If you received a paper proxy card or notice of availability of proxy materials, complete, sign, date and return the proxy card in the enclosed envelope **BY MAIL**.

Attending and Voting at the Meeting

You will be able to attend the annual meeting via live audio webcast by visiting the Company's virtual meeting website at https://www.cstproxy.com/necb/2025 on Thursday, May 22, 2025, at 9:00 a.m. Eastern time. Upon visiting the meeting website, you will be prompted to enter your 12-digit Control Number provided to you on your proxy card. Your unique Control Number allows us to identify you as a stockholder and will enable you to securely log on, vote and submit questions during the annual meeting on the meeting website. Further instructions on how to attend and participate via the internet, including how to demonstrate proof of stock ownership, are available at www.cstproxyvote.com.

Vote Required

The annual meeting will be held only if there is a quorum. A majority of the outstanding shares of Company common stock entitled to vote, represented in person or by proxy, constitutes a quorum. If you return valid proxy instructions or attend the meeting via live webcast, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1. In voting on the election of directors, you may vote in favor of the nominees or withhold votes as to the nominees. There is no cumulative voting for the election of directors. Directors are elected by a plurality of the votes cast at the annual meeting. "Plurality" means that the nominees receiving the largest number of votes cast will be elected up to the maximum number of directors to be elected at the annual meeting. The maximum number of directors to be elected at the annual meeting is three. In the election of directors, votes that are withheld will have no effect on the outcome of the election.

Proposal 2. In voting on the ratification of the appointment of S.R. Snodgrass, P.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal, or abstain from voting. To be approved, this proposal requires the affirmative vote of a majority of the votes cast at the annual meeting. In counting votes on this proposal, abstentions and broker non-votes will have no impact on the outcome of the proposal.

Abstentions and Broker Non-Votes

Abstentions and "broker non-votes" are not considered "votes cast" and will therefore have no effect on the outcome of any vote taken at the annual meeting. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Broker non-votes will be counted for purposes of determining the existence of a quorum.

Effect of Not Casting Your Vote

If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors (*Proposal 1*). Current regulations restrict the ability of your bank or broker to vote your uninstructed shares in the election of directors and other matters on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. These are referred to as broker non-votes. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (*Proposal 2*).

If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Voting by Proxy

This proxy statement is being sent to you by the Board of Directors of the Company to request that you allow your shares of the Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you vote online or by telephone, or if you sign, date, and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends that you vote:

- **"FOR" each of the nominees for director; and**

- **"FOR" the ratification of the appointment of S.R. Snodgrass, P.C. as the Company's independent registered public accounting firm.**

If any matter not described in this proxy statement is properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Company common stock may also be voted by the persons named in the proxy card on the new meeting date, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the annual meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your Company common stock has been voted at the annual meeting, deliver a later-dated valid proxy or attend the meeting and vote your shares online. In addition, if you voted by telephone or via the Internet, you may revoke your vote by following the instructions provided for each. Attendance at the virtual annual meeting will not in itself constitute revocation of your proxy.

If your Company common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other nominees, you must contact your broker, bank or other nominee.

Participants in the Bank's ESOP and 401(k) Plan

If you are a participant in the NorthEast Community Bank Employee Stock Ownership Plan (the "ESOP") or hold shares of Company common stock through the NorthEast Community Bank 401(k) Retirement Savings Plan (the "401(k) Plan"), you will receive a voting instruction form from each plan that reflects all shares you may vote under these plans.

All shares held by the ESOP are voted by the ESOP trustees, but each participant in the ESOP may direct the trustees on how to vote the shares of Company common stock allocated to his or her account. Unallocated shares and allocated shares for which no timely voting instructions are received will be voted by the ESOP trustees as directed by the ESOP Committee consisting of all of the outside directors of the Board of Directors of the Company.

Under the terms of the 401(k) Plan, you are entitled to direct the trustee how to vote the shares of Company common stock credited to your account in the 401(k) Plan. The 401(k) Plan trustee will vote all shares for which it does not receive timely instructions from participants in the same proportion on each of the proposals as the shares held by participants in the 401(k) Plan voted for and against (or withheld) on each proposal for which voting instructions were timely received.

The deadline for returning your voting instruction forms to the trustees of the ESOP and 401(k) Plan is May 15, 2025.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

Unless you previously elected to receive paper copies of our proxy materials, we are sending our shareholders a Notice Regarding the Availability of Proxy Materials for the Annual Meeting (the "Notice") that will instruct you on how to access the proxy materials and proxy card to vote your shares by telephone or over the internet. If you would like to receive a paper copy of our proxy materials free of charge, please follow the instructions included in the Notice.

It is anticipated that the Notice will be mailed to shareholders on or before April 11, 2025.

CORPORATE GOVERNANCE

General

The Company periodically reviews its corporate governance policies and procedures to ensure that the Company meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern the Company's operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

Corporate Governance Policies and Procedures

The Company has adopted a corporate governance policy to govern certain of its activities including, but not limited to: (1) the duties and responsibilities of each director; (2) the composition, duties and responsibilities and operation of the Board of Directors; (3) the selection of the Company's Chairman and Chief Executive Officer; (4) the establishment and operation of Board committees; (5) succession planning; (6) convening executive sessions of independent directors; (7) the Board of Directors' interaction with management and third parties; (8) the distribution of Board materials in advance of meetings; (9) the review of director compensation; (10) the evaluation of the performance of the Board of Directors and of the Chief Executive Officer; and (11) the orientation of new directors and continuing education.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers, and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers, and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interests. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers, and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code.

Board Leadership Structure

Currently, Kenneth A. Martinek serves as our Chairman of the Board and as our Chief Executive Officer. Our board of directors believes that potential efficiencies result from having the Chief Executive Officer also serve in the role of Chairman of the Board, as the director most familiar with our current business operations and industry, is therefore best able to identify the strategic priorities to be discussed by the board of directors. The Chairman of the Board has no greater nor lesser vote on matters considered by the board than any other director, and the Chairman does not vote on any related party transaction. All of our directors, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve in the best interests of the stockholders.

Board's Oversight of Risk

A fundamental part of our risk management is not only understanding the risks we face and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. The full board of directors' involvement in helping to set our business strategy is an important aspect of its assessment of management's tolerance for risk and its determination of the appropriate level of risk for us. While the board of directors has the ultimate oversight responsibility for the risk management process, various committees of the board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk by providing oversight of the quality and integrity of our financial reporting and internal controls, as well as our compliance with legal and regulatory requirements. Our Compensation Committee reviews our compensation policies and practices to help ensure there is a direct relationship between pay levels and corporate performance and return to stockholders. The Nominating/Corporate Governance Committee of the Board of Directors oversees risks associated with the independence of our Board of Directors and potential conflicts of interest and also is responsible for review and oversight of our environmental, social and governance policies and activities.

Insider Trading Policy

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company's common stock by directors, officers, employees and the Company itself that have been reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards of the Nasdaq Stock Exchange. A copy of the policy is filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Policies and Practices Related to the Grant of Equity Awards

The Company does not have a formal policy on the timing of any new equity awards under its 2022 Equity Incentive Plan. It has been the Company's practice to not grant equity awards in anticipation of the release of material, non-public information or to time the release of material, non-public information based on equity grant dates. No equity awards were made to our named executive officers or non-employee directors in 2024.

Meetings and Committees of the Board of Directors

NorthEast Community Bancorp and NorthEast Community Bank conduct business through meetings of their boards of directors and their committees. NorthEast Community Bancorp's board of directors held 7 regular meetings, and no special meetings during the fiscal year ended December 31, 2024. NorthEast Community Bank's board of directors held 12 regular meetings during the fiscal year ended December 31, 2024. The Company and the Bank held one joint meeting in 2024. No director attended fewer than 100% of the total meetings of the board of directors of NorthEast Community Bancorp and the committees on which such director served during the fiscal year ended December 31, 2024.

The following table identifies our standing committees and their members as of April 4, 2025. All members of the Audit Committee, Compensation Committee and Nominating Committee are independent in accordance with the listing standards of the Nasdaq Stock Market and the rules and regulations of the Securities and Exchange Commission.

Director	Audit Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Diane B. Cavanaugh		X*	X
Charles M. Cirillo	X*		X
Eugene M. Magier	X	X	
John F. McKenzie	X	X	
Kenneth H. Thomas			X*
Number of Meetings in Fiscal 2024	5	4	2

* Denotes Chair of Committee

Audit Committee. The Audit Committee assists the Board of Directors in discharging its duties related to the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors' qualifications, independence and performance, the performance of our internal audit function, our accounting and financial reporting process and financial statement audits. The Audit Committee meets periodically with our independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters.

The board of directors has determined that Charles M. Cirillo is an "audit committee financial expert," as such term is defined by the rules and regulations of the Securities and Exchange Commission. Mr. Cirillo is independent under the listing standards of the Nasdaq Stock Market. The Audit Committee acts under a written charter, a copy of which is available on our website (www.necb.com).

The report of the Audit Committee appears in this proxy statement under the heading *"Proposal 2 — Ratification of Independent Registered Public Accounting Firm — Audit Committee Report."*

Compensation Committee. The Compensation Committee approves our compensation objectives and establishes the compensation for the Chief Executive Officer and other executives. Our Chief Executive Officer makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other executives. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Compensation Committee reviews all compensation components for our Chief Executive Officer and other highly compensated executive officers' compensation including base salary, annual incentives, long-term incentives, and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full board of directors. The Compensation Committee also assists the board of directors in evaluating potential candidates for executive positions.

The Compensation Committee acts under a written charter, a copy of which is available on our website (www.necb.com).

Nominating and Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for the annual selection of the board of directors' nominees for election as directors and developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to the Company's corporate governance policy, and reviewing the Company's strategies and polices regarding environmental, social and governance matters. The Nominating/Corporate Governance Committee also considers and recommends the nominees for director to stand for election at our annual meeting of stockholders. When identifying nominees to serve as director, the Nominating/Corporate Governance Committee seeks to create a board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. The Nominating/Corporate Governance Committee acts under a written charter, a copy of which is available on our website (www.necb.com).

Nominating/Corporate Governance Committee Procedures for Shareholder Director Nominations

The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors.

Minimum Qualifications. The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. First, a candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a stock ownership requirement and a requirement that the candidate have not been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating and Corporate Governance Committee will consider the following criteria in selecting nominees: contributions to the range of talent, skill and expertise appropriate for the Board; financial, regulatory and business experience; knowledge of the banking and financial services industries; familiarity with the operations of public companies and ability to read and understand financial statements; familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations; personal and professional integrity, honesty and reputation; ability to represent the best interests of the stockholders of the Company and the best interests of the Bank; ability to devote sufficient time and energy to the performance of his or her duties; independence; current equity holdings in the Company; and any other factors the Nominating and Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations. In its consideration of diversity, the Nominating and Corporate Governance Committee seeks to create a Board that is strong in its collective knowledge and that has a diverse set of skills and experience with respect to management and leadership, vision and strategy, accounting and finance, business operations and judgment, industry knowledge and corporate governance.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating and Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating and Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating and Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by NorthEast Community Bank. The Nominating and Corporate Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating and Corporate Governance Committee has not previously used an independent search firm to identify nominees.

In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating and Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominees and the contributions he or she would make to the Board.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating and Corporate Governance Committee to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation for a director candidate to the Nominating and Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating and Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the stockholder making the recommendation, the name and address, as they appear on the Company's books, of such stockholder; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating and Corporate Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Attendance at the Annual Meeting

The Board of Directors encourages directors to attend the annual meeting of stockholders. All directors serving on the Board of Directors at the time of the annual meeting attended the virtual annual meeting of stockholders of Company in 2024.

PROPOSAL 1 — ELECTION OF DIRECTORS

The board of directors of NorthEast Community Bancorp is presently composed of ten members, all of whom are independent under the current listing standards of the Nasdaq Stock Market, except for Kenneth A. Martinek, who is the Chairman and Chief Executive Officer of the Company and the Bank; Jose Collazo, the President and Chief Operating Officer of the Company and the Bank; and Charles Martinek, Senior Vice President and Chief Compliance Officer of the Bank.

In determining the independence of its directors, the Board reviews and considers transactions, relationships or arrangements between the Company, the Bank and its directors, including those reported under "*Transactions with Related Persons*" as well as those that are not required to be disclosed in this proxy statement under that heading. The purpose of the review is to determine whether any such or transactions were inconsistent with a determination that the director is independent. As part of its review of director independence, the Board considered NorthEast Community Bank's prior investment in securities of The Community Development Fund ("CDF"), a registered bond fund which is managed by Community Development Fund Advisors, LLC, an entity for which Kenneth H. Thomas serves as Chief Executive Officer. Investment in the CDF enables NorthEast Community Bank to satisfy its Community Reinvestment Act lending obligations in the Commonwealth of Massachusetts through investment in securities where the underlying loans are low- to moderate- income loans in areas surrounding the Bank's Massachusetts office locations, which loans are selected by an independent sub-advisor to the CDF. As a result of its review of the investment in the CDF as well as any of the relationships, arrangements, or transactions with directors of the Company, the Board affirmatively determined that all of the Company's directors are independent, except for Mr. Kenneth Martinek, Mr. Collazo and Mr. Charles Martinek, as is noted above.

The Board of Directors is divided into three classes, each with three-year staggered terms, with approximately one-third of the directors elected each year. At the annual meeting, stockholders will elect three directors to each serve a term of three years. The nominees for election to serve a three-year term are Charles M. Cirillo, Eugene M. Magier and Kenneth A. Martinek, who are all current directors of both NorthEast Community Bancorp and NorthEast Community Bank.

Unless you indicate on your proxy card that your shares should not be voted for certain directors, the Board of Directors intends that the proxies solicited by it will be voted for the election of all of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends that you vote "FOR" the election of all nominees.

Information regarding the nominees and the directors of NorthEast Community Bancorp continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of December 31, 2024 and the indicated period of service as a director includes service as a director of NorthEast Community Bank. Based on their respective experiences, qualifications, attributes, and skills set forth below, the Board of Directors determined that each current director and nominee should serve as a director.

Nominees for Election of Directors:

Nominees for a Three-Year Term:

Charles M. Cirillo is a certified public accountant and is a partner in the accounting firm Cirillo & Cirillo, Certified Public Accountants PLLC. Age 59. Director since 2018.

Mr. Cirillo's accounting and business experience provides the board of directors with valuable insight and expertise with regard to various financial and accounting matters affecting us.

Eugene M. Magier is an attorney and has been President of the Law Offices of Eugene M. Magier, P.C. since 1994. Mr. Magier is a licensed Massachusetts Real Estate Broker and has managed residential and commercial real estate. Prior to starting his own law firm, Mr. Magier served as Legal Counsel for CVS Corporation. Age 63. Director since 2012.

Mr. Magier's experience and background as an attorney specializing in commercial real estate, acquisitions, workouts and contracts provides the board with valuable knowledge and expertise directly related to the segments of the lending business in which we operate.

Kenneth A. Martinek has served as Chairman of the Board and Chief Executive Officer of NorthEast Community Bancorp since its formation in 2006 and previously also served as President of the Company from 2006 until January 2013. He has served with NorthEast Community Bank since 1976 and has been the Chief Executive Officer of NorthEast Community Bank since 1991 and was the President of the Bank from 1991 until January 2013. Mr. Martinek was first elected as a director of NorthEast Community Bank in 1983 and was appointed Chairman of the Board in 2002. Mr. Martinek's brother, Charles A. Martinek, also serves on the board of directors. Age 72.

Since becoming Chief Executive Officer of NorthEast Community Bank in 1991, Mr. Martinek has successfully completed the Company's minority stock offering in 2006 and the Company's 2021 second step conversion and public offering, in both cases navigating the issues facing a public company in the banking sector. Mr. Martinek's knowledge of all aspects of the business of the Company and the Bank and its history, combined with his success and strategic vision, position him well to continue to serve as our Chairman and Chief Executive Officer.

Directors Continuing in Office:

The following directors have terms ending in 2026:

Jose M. Collazo has served as President of NorthEast Community Bancorp and NorthEast Community Bank since January 2013 and Chief Operating Officer of NorthEast Community Bancorp and NorthEast Community Bank since February 2012. Mr. Collazo served as Senior Vice President and Chief Information Officer from 2002 until February 2012. Mr. Collazo joined NorthEast Community Bank in January 1985. Age 59. Director since 2013.

Mr. Collazo's extensive knowledge of the business and history of NorthEast Community Bank and NorthEast Community Bancorp, combined with his strategic vision, position him well to continue to serve as our director, President and Chief Operating Officer.

John F. McKenzie is a retired insurance executive. Prior to his retirement in early 2008, Mr. McKenzie was the owner of an insurance agency in Orange, Connecticut, providing multiline personal and commercial insurance products. Age 81. Director since November 2006.

Mr. McKenzie provides the board with significant management, strategic and operational knowledge through his previous experience as owner of an insurance agency.

Joel L. Morgenthau is a partner in the law firm Morritt, Hock & Hamroff , LLP. Age 79. Director since 2024.

Mr. Morgenthau has knowledge and expertise in construction financing, which is our primary lending focus. As a practicing attorney, he also provides knowledge and expertise directly related to the high absorption, homogenous communities in which we operate.

Linda M. Swan previously served as a member of the board of directors of NorthEast Community Bank from 1991 until 2015. Prior to that, Ms. Swan served with one of the bank regulatory agencies. Age 76. Director since 2022.

Ms. Swan's knowledge of NorthEast Community Bank's business and history, along with her former bank regulatory experience, provides her with the knowledge and expertise directly related to the various regulatory matters affecting the Company and the Bank.

The following directors have terms ending in 2027:

Diane B. Cavanaugh has served as a Principal Appellate Court Attorney for the First Judicial Department of the Appellate Division of the New York State Supreme Court since February 2019. Ms. Cavanaugh was an attorney with Lyons McGovern, LLP from January 2010 to January 2019. Age 68. Director since 1992.

Ms. Cavanaugh's years of practicing law in the New York area enable her to provide the board with the legal knowledge necessary to assess issues facing the Company and the Bank effectively.

Charles A. Martinek has served as Senior Vice President and Chief Compliance Officer of NorthEast Community Bank since September 2013. Prior to that time, Mr. Martinek served as Internal Loan Review and Community Reinvestment Officer of NorthEast Community Bank since May 2007, commercial loan officer with NorthEast Community Bank since 2001, and as an assistant vice president since 2002. Before serving with NorthEast Community Bank, Mr. Martinek was a quality control analyst with C. Cowles & Co. Mr. Martinek is also the owner of Martinek Investment Properties, LLC. Mr. Martinek's brother, Kenneth Martinek, also serves on the Board of Directors. Age 64. Director since 2002.

Mr. Martinek's commercial loan and compliance experience is crucial to the ability of the board of directors to comprehend and understand the complex compliance issues in the banking industry.

Kenneth H. Thomas has been an independent bank analyst and consultant since 1969 and has been President of K. H. Thomas Associates, LLC since 1975. Dr. Thomas is also a registered investment advisor and Chief Executive

Officer of Community Development Fund Advisors, LLC. Dr. Thomas holds a Ph.D. in Finance from the Wharton School and has written extensively on the Community Reinvestment Act of 1977. Age 77. Director since 2001.

As an independent bank analyst for more than 50 years, Dr. Thomas offers the board essential industry experience and knowledge, particularly with respect to branching and Community Reinvestment matters.

Information regarding our executive officer who is also not a director:

Donald S. Hom joined NorthEast Community Bancorp and NorthEast Community Bank in 2007, serving as Chief Financial Officer since 2013. Prior to joining the Company, Mr. Hom served for 23 years as a bank examiner and financial analyst for a Federal banking regulatory agency and six years as the chief executive officer of a New Jersey community bank. Age 70.

PROPOSAL 2 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed S.R. Snodgrass, P.C. to be the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025, subject to ratification by stockholders. A representative of S.R. Snodgrass, P.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast at the annual meeting, the Audit Committee will consider other independent registered public accounting firms. In addition, if the ratification of the independent registered public accounting firm is approved by stockholders at the annual meeting, the Audit Committee may also consider other independent registered public accounting firms in the future if it determines that such consideration is in the best interests of the Company and its stockholders.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of S.R. Snodgrass as the Company's independent registered public accounting firm.

Audit and Non-Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ending December 31, 2024 and 2023 for services provided by S.R. Snodgrass, P.C.

	2024	2023
Audit Fees[1]	$257,981	$251,506
Audit-Related Fees[2]	26,111	24,480
Tax Fees[3]	30,208	21,507
All Other Fees	—	—

(1) Includes audit fees for professional service rendered for the audit of the Company's financial statements and review of the financial statements included in the Company's quarterly reports.
(2) Includes fees associated with the audit of the 401(k) Plan and ESOP.
(3) Includes tax service fees related to tax compliance for the preparation of original tax returns.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

Any proposed specific engagement may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee or one or more of its members. The member or members to whom such authority is delegated shall report any specific approval of services at the next regular meeting of the Audit Committee. The Audit Committee will regularly review summary reports detailing all services being provided to the Company by its independent registered public accounting firm.

During the year ended December 31, 2024, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Audit Committee Report

The Company's management is responsible for the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal control over financial reporting on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm all communications required by generally accepted accounting standards.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent registered public accounting firm the accounting firm's independence from the Company and its management. In concluding that the accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the independent registered public accounting firm were compatible with their independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting process.

In performing all these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, expresses an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the Securities and Exchange Commission. The Audit Committee has appointed, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

Audit Committee of the Board of Directors of NorthEast Community Bancorp, Inc.

Charles M. Cirillo
Eugene M. Magier
John F. McKenzie

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for all individuals serving as the principal executive officer of NorthEast Community Bancorp for the most recently completed fiscal year and our next two most highly compensated executive officers whose total compensation for the year ended December 31,2024 exceeded $100,000.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Kenneth A. Martinek	2024	650,000	—	—	—	390,000	105,500	1,145,500
Chairman and Chief Executive Officer	2023	525,000	—	—	—	315,000	60,505	909,505
Jose M. Collazo	2024	540,000	—	—	—	270,000	87,724	897,724
President and Chief Operating Officer	2023	400,000	—	—	—	200,000	60,053	660,053
Donald S. Hom	2024	350,000	—	—	—	175,000	62,370	587,370
Executive Vice President and Chief Financial Officer	2023	285,000	—	—	—	142,500	51,148	478,648

(1) Represents non-discretionary, performance-based cash payments earned by each named executive officer during each year presented under the Company's annual incentive program, which is described below under "*Short-Term Incentives.*"

(2) Details of the amounts reported in "*All Other Compensation*" for fiscal 2024 are provided in the table below. All perquisites, which, in the aggregate, were less than $10,000 for an individual were excluded from "*All Other Compensation.*"

	Mr. Martinek	Mr. Collazo	Mr. Hom
Employee stock ownership plan allocations	72,461	64,734	55,623
Automobile Allowance	8,000	12,000	—
Life Insurance (Imputed Income)	10,683	1,854	—
Dividends/Interest on Restricted Stock	14,356	9,136	5,547
Medical Opt-Out Policy Benefit	—	—	1,200

Grants of Plan Based Awards

No equity grants were made in 2024 to the Company's named executive officers.

Outstanding Equity Awards at 2024 Fiscal Year End

The following table shows information regarding all unvested equity awards held by our NEOs on December 31, 2024.

Name	Grant Date	Option Awards		Option Exercise Price	Option Expiration Date	Number of Shares of Restricted Stock Not Vested(2)	Market Value of Shares or Units of Restricted Stock Not Vested(3)
		Number of Underlying Unexercised Stock Options Exercisable(1)	Number of Underlying Unexercised Options Unexercisable(1)				
Kenneth A. Martinek	11/17/2022	86,100	129,150	$14.08	11/17/2032	51,660	$1,263,603
Jose M. Collazo	11/17/2022	54,790	82,187	14.08	11/17/2032	32,875	804,122
Donald S. Hom	11/17/2022	32,666	50,198	14.08	11/17/2032	19,960	488,221

(1) Represents stock options granted pursuant to the 2022 Equity Incentive Plan that vest in five approximately equal annual installments commencing on 11/17/2023, subject to continued employment.

(2) Represents stock awards granted pursuant to the 2022 Equity Incentive Plan that vest in five approximately equal annual installments commencing on 11/17/2023, subject to continued employment.

(3) Based on the Company's closing stock price of $24.46 on December 31, 2024.

Short-Term Incentives.

Annual Incentive Plan. The Company maintains an annual cash incentive plan which is designed to align the interests of our officers with the overall performance of the Company, including our named executive officers ("2024 Annual Incentive Plan"). Participants in the plan are eligible to earn a target incentive award for a calendar year which is defined as a percentage of the participant's base salary. Awards for the named executive officers are approved by the Compensation Committee and the Board of Directors.

In designing the 2024 Annual Incentive Plan, the Compensation Committee reviewed our 2024 Business Plan approved by our Board of Directors and the key performance measures for the Company and information related to the peer group for the Company and retained an independent compensation consultant to assist it in designing the plan.

The 2024 Annual Incentive Plan provides Messrs. Martinek, Collazo, and Hom with a target incentive award opportunity equal to 30%, 25% and 25%, respectively, of their base salaries. In addition to the performance metrics, the 2024 Annual Incentive Plan contains a credit quality modifier as a measure of minimum acceptable credit quality to be used within the plan as a payout modifier. These incentive award opportunities and performance metrics under the 2024 Annual Incentive Plan are in line with the Company's compensation philosophy of paying market competitive compensation in line with each executive's roles and responsibilities at the Company and the Bank and aligning pay with performance.

The actual incentive awards under the 2024 Annual Incentive Plan were determined in accordance with performance under the following metrics (and the respective weighting for each metric):

2024 Performance Measures	Weighting
Return on Average Assets	30%
Pre-Tax, Pre-Provision Net Income	30%
Efficiency Ratio	20%
Discretionary[1]	20%
Total	100%

(1) The discretionary metric is designed to evaluate individual and Company performance not addressed in the other performance metrics.

The following table summarizes the thresholds, targets, and maximum parameters and actual 2024 performance for each of the applicable financial metrics selected under the 2024 Annual Incentive Plan:

2024 Performance Goals[1]	Threshold Parameter (Dollars in Millions)	Target Parameter (Dollars in Millions)	Stretch Parameter (Dollars in Millions)	2024 Actual Performance (Dollars in Millions)
Return on Average Assets	1.97%	2.18%	2.40%	2.50%
Pre-Tax, Pre-Provision Net Income	$52,937	$58,819	$64,701	$66,773
Efficiency Ratio	42.21%	40.20%	38.19%	37.00%
Discretionary	1	3	5	5

(1) Payouts earned for intermediate performance levels are determined using straight line interpolation.

In order for the NEOs to be eligible to receive full payout under the plan, Non-Performing Loan ("NPL")/Total Loans had to meet certain acceptable levels. To the extent that NPLs/Total Loans was greater than 3%, any earned award would be reduced by 30% and if NPLs/Total Loans was greater than 5%, all formulaic payouts would be eliminated and any payment under the plan would be discretionary. Non-performing loans to total loans at December 31, 2024 was 0.00%, resulting in no reduction to the calculated award.

For purposes of determining the level of achievement for each of the performance measures under the 2024 Annual Incentive Plan, the Compensation Committee reviewed the applicable financial metrics, as derived from our

2024 financial results, and the performance metrics. For the 2024 performance year, the Compensation Committee certified achievement of the pre-established performance measures for the CEO and each of the other NEOs as reflected in the table above.

After review and discussion, the successful execution of the strategic objectives in 2024 coupled with the Company's financial performance, which exceeded that of the prior year, resulted in payouts at the maximum award opportunity, which represented 200% of each NEO's target 2024 Annual Incentive Plan opportunity, as is set forth below.

NEO	Target Opportunity ($)	Payout as a Percent of Target Opportunity (%)
Kenneth A. Martinek	195,000	200%
Jose M. Collazo	135,000	200%
Donald S. Hom	87,500	200%

The actual dollar amounts earned by our NEOs in fiscal year 2024 pursuant to the 2024 Annual Incentive Plan, are disclosed in the "*Non-Equity Incentive Plan Compensation*" column of the *Summary Compensation Table* below.

Discretionary Bonuses. No discretionary bonuses were awarded to our named executives in 2024.

Long Term Incentives.

Equity Incentive Plan. On September 29, 2022, the stockholders of the Company approved the Company's 2022 Equity Incentive Plan (the "2022 Equity Incentive Plan"). The purpose of the 2022 Equity Incentive Plan is to (i) align the interests of the Company's stockholders and the recipients of awards under the 2022 Equity Incentive Plan by increasing the economic interest of the recipients in the Company's growth and success; (ii) advance the interests of the Company by attracting and retaining officers, employees, and non-employee directors; (iii) encourage such officers, employees, and non-employee directors to act in the long-term best interests of the Company and its stockholders; and (iv) serve as an integral part of the Company's compensation philosophy.

The 2022 Equity Incentive Plan is administered by the Compensation Committee or such other committee consisting of two or more independent members of the Company's Board of Directors as may be appointed by the Board of Directors to administer the 2022 Equity Incentive Plan (the "Committee"). Employees of the Company and its subsidiaries, including our named executive officers, and non-employee members of the Company's and the Bank's Board of Directors, are eligible for selection by the Committee for the grant of awards under the 2022 Equity Incentive Plan.

Employment Agreements with Named Executive Officers. We have entered into employment agreements with each of Messrs. Martinek, Collazo and Hom. The employment agreements provide for a 36-month term. The term of the employment agreements will extend for an additional 12 months on each anniversary of the effective date of the agreements, unless the boards of directors of NorthEast Community Bancorp, Inc., NorthEast Community Bank or the named executive officer decides not to extend the term. The Compensation Committee of the NorthEast Community Bank board of directors annually reviews the executives' base salaries. In addition to base salary, the agreements provide that the executives will be eligible to participate in short-term and long-term incentive compensation, determined and payable at the discretion of the Compensation Committee of the NorthEast Community Bank board of directors. The executives will also be entitled to continue participation in any fringe benefit arrangements in which he was participating on the effective date of the employment agreement. In addition, the agreements provide for reimbursement of reasonable travel and other business expenses incurred in connection with the performance of the executive's duties.

If the executive's employment is terminated by NorthEast Community Bancorp, Inc. and NorthEast Community Bank during the term of the agreement, without cause, including a resignation for good reason (as defined in the agreement), but excluding termination for cause or due to death, disability, retirement or following a change in control, the executive would be entitled to a payment equal to a three times the sum of: (i) his annual base salary plus (ii) his target annual bonus in effect on the termination date. The severance payment will be paid to the executive as salary continuation in substantially equal installments over the 36-month period in accordance with NorthEast Community Bank's customary payroll practices, subject to the receipt of a signed release of claims from the executive within the time frame set forth in the agreement. Assuming the executives elect continued medical and dental coverage under COBRA, NorthEast Community Bank will reimburse the executives in an after-tax amount equal to the monthly COBRA premium paid by the executive for such coverage, less the active employee premium for such coverage. Each executive will be eligible to receive said reimbursement for the earlier of the date the executive is no longer eligible for COBRA, the period of time used to calculate the severance payments, or the date in which the executive becomes eligible to receive substantially similar coverage from another employer. In addition, each executive would receive any unpaid annual bonus for the completed fiscal year and, to the extent there are any outstanding equity plan awards made to the executives, the treatment of such awards upon termination would be determined in accordance with the terms of the applicable equity plan and award agreements.

If the executive's employment is terminated during the term of the agreement by NorthEast Community Bancorp, Inc. and NorthEast Community Bank without cause, including a resignation for good reason (as defined in the agreements), within 24 months after a change in control (as also defined in the agreements), each executive would be entitled to a payment equal to a multiple of three times of the sum of: (i) his annual base salary (or his base salary in effect immediately before the change in control, if higher) plus (ii) his annual target bonus (or his target bonus in effect immediately before the change in control, if higher). The severance payment will be paid to the executive within 60 days of the termination date in a single lump sum payment. The payment will also include a sum equal to three times his prior year bonus in a lump sum on the date on which the bonus would have been paid to executive but for executive's termination of employment. In addition, each executive will receive a lump sum payment equal to the cost of providing continued medical and dental coverage for 36 months following termination less the active employee charge for such coverage in effect on the termination date. Further, to the extent there are any outstanding equity plan awards made to executives, the treatment of such awards upon termination would be determined in accordance with the terms of the applicable equity plan and award agreements.

For purposes of the executive's ability to resign and receive a payment under the agreement, "good reason" would include the occurrence of any of the following events: (i) a material reduction in the executive's base salary, except for reductions proportionate with similar reductions to all other employees; (ii) a material adverse change in executive's position that results in a demotion in the executive's status within NorthEast Community Bancorp, Inc. and NorthEast Community Bank; (iii) a change in the primary location at which the executive is required to perform the duties of his employment with NorthEast Community Bancorp, Inc. and NorthEast Community Bank to a location that is more than 30 miles from the location of NorthEast Community Bank's headquarters as of the date of the agreement; or (iv) a material breach by NorthEast Community Bancorp, Inc. and NorthEast Community Bank of any written agreement between the executive, on the one hand, and any of NorthEast Community Bancorp, Inc. and NorthEast Community Bank or any other affiliate of NorthEast Community Bancorp, Inc., on the other hand, unless arising from the executive's inability to materially perform his duties contemplated hereunder.

The employment agreements provide for a "best net benefits" approach in the event that severance benefits under the agreements or otherwise result in "excess parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended. The best net benefits approach reduces an executive's payments and benefits to avoid triggering the excise tax if the reduction would result in a greater after-tax amount to the executive officer compared to the amount the executive officer would receive net of the excise tax if no reduction were made.

Under the employment agreements, if the executive is terminated due to disability, the employment agreement will terminate and the executive will receive an amount equal to one times the sum of his base salary and target bonus in effect on the termination date less the amount expected to be paid to executive under the NorthEast Community Bank long-term disability plan, payable as salary continuation in substantially equal installments over a twelve-month period. For these purposes, disability will occur on the date on which the insurer or administrator of NorthEast Community Bank's long-term disability insurance determines that executive is eligible to commence benefits under such insurance. If the executive dies while employed, the employers will pay to his designated beneficiary an amount equal to one time the sum of the executive's base salary and target bonus in effect on the termination date.

Upon retirement of an executive, the executive will be entitled to benefits under any retirement plans to which he is a party but shall not be entitled to any amount or benefits under the employment agreement.

The employment agreements provide that, except in the event of a change in control or involuntary termination of employment for reasons other than cause, the executives are each subject to a one-year non-compete in the event their employment is terminated. The employment agreements further require that the executives not solicit business, customers or employees of NorthEast Community Bancorp, Inc. and NorthEast Community Bank for a 12-month period following termination (other than a termination of employment following a change in control) and require the executives to maintain confidential information.

NorthEast Community Bank will pay or reimburse the executives for all reasonable costs and legal fees paid or incurred by the executives in any dispute or question of interpretation relating to the employment agreement if the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that NorthEast Community Bancorp, Inc. and NorthEast Community Bank will indemnify the executives to the fullest extent legally allowable.

To the extent that a payment is made, or a benefit is received from NorthEast Community Bank, the same payment or benefit will not be paid or received from NorthEast Community Bancorp, Inc.

Retirement Benefits

NorthEast Community Bank Employee Stock Ownership Plan. The ESOP is a tax-qualified defined contribution plan for all employees of NorthEast Community Bank who are 18 years of age or older and have completed one year of service with NorthEast Community Bank. Eligible employees can begin participation in the ESOP on the entry date (January 1 or July 1) that coincides or immediately follows their satisfaction of the ESOP eligibility requirements. All named executive officers participate in the ESOP.

In 2006, in connection with the Company's public minority stock offering, the ESOP borrowed funds from NorthEast Community Bancorp pursuant to a loan and used those funds to purchase 518,420 shares of common stock for the ESOP in connection with the offering (the "2006 ESOP Loan"), which has an interest rate of 8.25%, a term that ends in 2025 and which had a balance of $478,000 at December 31, 2024. In connection with the completion of the second-step conversion offering on July 12, 2021, the ESOP purchased an additional 782,726 shares of NorthEast Community Bancorp's common stock. The ESOP funded its purchase with a loan from the Company in the amount of $7.8 million ("2021 ESOP Loan"). The loan will be repaid principally through NorthEast Community Bank's contribution to the Employee Stock Ownership Plan and dividends payable on common stock held by the Employee Stock Ownership Plan over the 15-year term of the loan. The interest rate for the 2021 ESOP loan is 3.25% and the balance of that loan was $6.0 million at December 31, 2024. All shares of the Company's common stock held by the ESOP prior to the completion of the second step offering and conversion on July 12, 2021 were automatically converted to shares of NorthEast Community Bancorp common stock pursuant to the exchange ratio of 1.3400.

All shares purchased by the trustees on behalf of ESOP are held in a loan suspense account. Shares are released from the loan suspense account on a pro rata basis, as NorthEast Community Bank makes contributions to the ESOP sufficient to repay principal and interest on the loan. As shares are released from the loan suspense account, they will be allocated among participants on the basis of each participant's proportional share of compensation. Participants vest ratably in their ESOP benefits over a six-year period. Participants also become fully vested in their account balances upon normal retirement, death or disability, a change in control, or the termination of the plan. Participants may generally receive distributions from the plan upon separation from service. Any unvested shares forfeited upon a participant's termination of employment will be reallocated among the remaining participants, in accordance with the terms of the plan.

The ESOP permits a participant to direct the trustee as to how to vote the shares of common stock allocated to his or her account. The trustee votes unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee's fiduciary responsibilities.

Under applicable accounting requirements, NorthEast Community Bank will record compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account to each participant's account. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in our earnings.

NorthEast Community Bank 401(k) Retirement Savings Plan ("401(k) Plan"). The 401(k) Plan is a tax-qualified defined contribution plan for all employees of NorthEast Community Bank who are 18 years of age or older and completed one year of service with NorthEast Community Bank. All named executive officers are eligible to participate in the 401(k) Plan. Eligible employees may contribute to the plan on a pre-tax basis, subject to limitations imposed by the Internal Revenue Code. For 2024, the limit is $23,000; provided, however, that participants over age 50 may contribute an additional $7,500 in "catch-up" contributions to the plan. Under the plan, NorthEast Community Bank may make discretionary matching contributions of 100% of the amount deferred, up to a maximum of 5% of each participant's compensation, to the accounts of all participants, as well as discretionary profit-sharing contributions to the accounts of participants who are employed on the last day of the year and have completed at least 1,000 hours of service during the year. Northeast Community Bank provided no matching contributions in 2024.

Participants are always 100% percent vested in their salary deferrals; participants vest in NorthEast Community Bank's matching and profit-sharing contributions at the rate of 20% per year following completion of their first year of service.

Supplemental Executive Retirement Plan. NorthEast Community Bank maintains a supplemental executive retirement plan that provides for the payment of supplemental retirement benefits to Kenneth Martinek and Jose Collazo upon their termination of employment on or after the normal retirement age of 65. The normal retirement benefit under the supplemental executive retirement plan equals 50% of the executive's average base salary over the three-year period preceding termination of employment. Upon retirement on or after attaining age 60 and completing a minimum of 20 years of service, the executive is eligible to receive an early retirement benefit equal to the normal retirement benefit, reduced by 0.25% for each month by which the executive's age at termination is less than age 65. No benefit is payable under the supplemental executive retirement plan upon termination of employment prior to age 60, unless the termination is due to death, disability, or a change in control, as discussed below. Upon early or normal retirement, the executive receives the annual retirement benefit in equal monthly installments for the greater of the executive's lifetime or 15 years immediately following the participant's normal or early retirement or, in the case of disability, commencing at age 65. If a participant dies while receiving benefits under the plan, the executive's beneficiary continues to receive any remaining installment payments (up to 15) due from the plan. If the executive dies while actively employed, his beneficiary receives an actuarially equivalent lump sum calculated as if the executive had attained normal retirement age immediately prior to death. If the executive has attained age 65 or is eligible for an early retirement benefit, he receives the applicable benefit upon termination of employment due to disability. If the executive is not eligible for an early or normal retirement benefit, the disability benefit under the plan is calculated as if the executive attained normal retirement age immediately prior to termination of employment. Upon termination of employment in connection with a change in control, the executive will receive a lump sum payment that is actuarially equivalent to the normal retirement benefit, calculated as of the date of termination and without regard to the participant's age at termination. No benefits are payable under the supplemental executive retirement plan upon a participant's termination for cause (as defined in the plan).

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation (1)(2)	Total
Diane B. Cavanaugh	$59,550	—	—	$—	$2,374	$ 61,924
Charles M. Cirillo	73,050	—	—	—	2,375	75,425
Eugene M. Magier	59,050	—	—	—	2,375	61,425
John F. McKenzie	56,275	—	—	—	2,375	58,650
Joel L. Morgenthau (3)	11,700	—	—	—	—	11,700
Kevin P. O'Malley (4)	45,975	—	—	—	—	49,975
Linda M. Swan	51,550	—	—	—	35,869	87,419
Kenneth H. Thomas	51,550	—	—	—	2,375	59,925

(1) Represents dividends and interest on restricted stock awards.
(2) Represents payments received by Ms. Swan under the Outside Directors Retirement Program of $34,875, which are related to her prior tenure on, and 2015 retirement from, the board of directors of the Company and the Bank and dividends and interest on restricted stock awards of $994.
(3) Mr. Morgenthau was elected to the Board of Directors of the Company and the Bank on October 24, 2024 to fill the vacancy created by Mr. O'Malley's death.
(4) Mr. O'Malley passed away on October 9, 2024.

Director Board Fees.

Each director of NorthEast Community Bank also serves on the board of directors of NorthEast Community Bancorp. Each non-employee director of NorthEast Community Bank receives a $5,375 quarterly retainer plus $1,525 per meeting attended and, for service on the board of directors of NorthEast Community Bancorp, also receive a $1,000 quarterly retainer plus $750 per meeting attended.

The Chairs of the Compensation and Nominating/Corporate Governance Committees of the board of directors of NorthEast Community Bancorp receive a quarterly retainer of $1,250 and each member of the committees receive $500 for each meeting attended. The Chair of the Audit Committee receives a quarterly retainer of $4,000 and each member of the committee receives $1,000 per meeting attended and $1,500 for the annual audit scope meeting of the Audit Committee.

Directors also receive a fee of $1,000 per day for attendance at the strategic planning meeting of the Company and the Bank.

Directors' Deferred Compensation Plan. NorthEast Community Bank has a deferred compensation plan for directors of NorthEast Community Bank. Directors may elect on or before December 31st each year to defer all or part of their fees earned during the following year into the plan. NorthEast Community Bank credits fee deferrals with interest annually based on the prevailing rate on its 60-month certificate of deposit. Directors remain fully vested at all times in the fees deferred under the plan and the interest credited on their deferrals. Distributions from the plan are made in cash and may commence on a specified payment date or pursuant to a fixed payment schedule elected by the director. Generally, directors may receive distributions from the deferred compensation plan only following their separation from service, disability or death, upon a change in control, or upon the occurrence of an unforeseeable emergency. Each participating director may designate a beneficiary to receive payment of any amounts due from the plan upon the director's death.

Outside Director Retirement Plan. NorthEast Community Bank maintains the NorthEast Community Bank Outside Director Retirement Plan to provide non-employee directors with long standing service with a supplemental retirement benefit. All current non-employee directors are participants in the plan.

Participating directors are entitled to receive a retirement benefit calculated based on years of service and director fees paid during the 12 completed calendar months preceding a director's termination of service multiplied by a vesting percentage. Participating directors with less than 10 years of service will receive no benefit under the plan. Participating directors with 10 years but less than 15 years of service will receive a benefit based on 50% of the total directors' fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 15 years but less than 20 years will receive 75% of the total directors' fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 20 or more years of service will receive a benefit calculated using 100% of the director fees paid during the 12 months preceding the director's termination. Participating directors vest in their retirement benefit at a rate of 20% per year for years of service after January 1, 2006. The annual director retirement benefit is generally paid monthly over a 120-month period following the month in which a director terminates his service on the Board of Directors.

In the event a participating director dies while in pay status, the director's beneficiary will receive his or her remaining installments beginning in the month immediately following the director's death. In the event a participating director is terminated in connection with a change in control (as defined in the plan), the director will receive a lump sum payment equal to the actuarial equivalent of the director's monthly benefit. In the event a participating director is removed from the board of directors for cause, the director will forfeit all rights and benefits under the plan.

Stock-Based Deferral Plan. In 2021, the Company established a stock-based deferral plan for certain eligible officers and directors. Under the terms of the stock-based deferral plan, participants were permitted to make a one-time election to transfer all or a portion of their account balances from the director plans into the stock-based deferral plan to purchase common stock in the Company's second stop conversion offering. The stock-based deferral plan also permitted eligible officers and members of the board to make an election within 30 days of the effective date of the plan to defer future compensation into the plan and invest the deferrals in NorthEast Community Bancorp, Inc. common stock.

STOCK OWNERSHIP

The following table provides information as of April 4, 2025 about the persons known to NorthEast Community Bancorp to be the beneficial owners of more than 5% of its outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding[1]
Black Rock, Inc.[2] 50 Hudson Yards New York, NY 10001	1,061,985	7.6%
NorthEast Community Bank Employee Stock Ownership Plan[3]	1,333,797	9.5%

(1) Based on 14,023,376 shares of NorthEast Community Bancorp common stock outstanding and entitled to vote as of April 4, 2025.
(2) Based on a Schedule 13G filed by BlackRock, Inc. with the SEC on January 26, 2024. Based on a review of a Form 13F filed on February 7, 2025, by Black Rock, Inc. for the quarter ended December 2024, Black Rock, Inc. reported beneficial holdings of 1,129,671 shares of Company common stock.
(3) Based on a Schedule 13G/A filed by NorthEast Community Bank Employee Stock Ownership Plan with the SEC on February 12, 2024.

The following table provides information as of April 4, 2025 about the shares of Company common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those named executive officers of the Company listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security and each of the listed individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned[(1)(2)]	Number of Shares That May Be Acquired within 60 Days of Exercising Options	Percent of Common Stock Outstanding[(3)]
Directors:			
Diane B. Cavanaugh	13,400	14,480	*
Charles M. Cirillo	21,597	14,480	*
Jose M. Collazo	109,402[(4)]	59,790[(4)]	1.2%
Eugene M. Magier	32,101[(5)]	7,240	*
Charles A. Martinek	30,219	8,000	*
Kenneth A. Martinek	280,886[(6)]	96,100[(6)]	2.7%
John F. McKenzie	37,641[(7)]	7,240	*
Joel Morgenthau	2,000	—	*
Linda M. Swan	2,706	—	*
Kenneth H. Thomas	50,000[(8)]	14,480	*
Executive Officers Who are Not Directors:			
Donald S. Hom	52,560	32,265	*
All directors and executive officers as a group (11 persons)	632,512	254,075	6.3%

* Less than 1% of the shares outstanding

(1) This column includes the following:

Name	Shares Allocated under the NorthEast Community Bank ESOP	Shares Held in the NorthEast Community Bank 401(k) Retirement Savings Plan
Jose M. Collazo	29,785	9,793
Donald S. Hom	12,889	—
Charles A. Martinek	18,811	6,533
Kenneth A. Martinek	41,960	113,755

(2) Includes shares of unvested restricted stock, with respect to which the individual has voting but not investment power as follows: Ms. Cavanaugh – 8,688; Mr. Cirillo – 8,688; Mr. Collazo – 32,874; Mr. Magier – 8,688; Mr. Charles Martinek – 4,800; Mr. Kenneth Martinek – 51,660; Mr. McKenzie – 8,688; Mr. Thomas – 8,688; and Mr. Hom – 19,960.

(3) Based on 14,023,376 shares of Company common stock outstanding as of April 4, 2025.

(4) Includes 12,768 shares held by the ESOP of Mr. Collazo's spouse, 6,369 shares held by the 401(k) Plan of Mr. Collazo's spouse, 3,000 shares of unvested restricted stock held by Mr. Collazo's spouse which she has voting but not investment power and includes 5,000 shares which Mr. Collazo's spouse has the right to acquire through the exercise of vested stock options.

(5) Includes 3,546 shares held by Mr. Magier's spouse.

(6) Includes 1,966 shares held by Mr. Martinek's spouse, 14,789 shares held by the ESOP of Mr. Martinek's spouse, 6,000 shares of unvested restricted stock held by Mr. Martinek's spouse which she has voting but not investment power and includes 10,000 shares which Mr. Martinek's spouse has the right to acquire through the exercise of vested stock options.

(7) Includes 3,900 shares held by Mr. McKenzie's spouse.

(8) Includes 11,520 shares held in a trust for which Mr. Thomas serves as trustee and 495 shares held by Mr. Thomas' spouse.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received, and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in the Company's common stock during the year ended December 31, 2024.

OTHER INFORMATION

Policies And Procedures for Approval of Related Person Transactions

The Board has adopted a written policy and set of procedures for the review, approval or ratification of transactions that could potentially be required to be reported under the SEC rules for disclosure of transactions in which related persons have a direct or indirect material interest. Under the policy, related persons consist of directors, director nominees, executive officers, persons, or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements, or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year;

- the Company is, will, or may be expected to be a participant; and

- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;

- any compensation paid to a director of the Company if the Board or an authorized committee of the Board approved such compensation; and

- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit Committee. In determining whether to approve or ratify a related person transaction, the Audit Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;

- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;

- whether the transaction may involve a conflict of interest; and

- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit Committee who has an interest in the transaction will abstain from voting on approval of the transaction, but may, if so requested by the chair of the Audit Committee, participate in some or all of the discussion.

Transactions With Related Persons

The Sarbanes-Oxley Act generally prohibits loans by the Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the Chairman and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest; and (ii) the ownership of more than 1% of the outstanding securities (or that represents more than 5% of the total assets of the employee and/or family member) of any business entity that does business with or is in competition with the Company.

NorthEast Community Bank had no loans to related parties at December 31, 2024.

Other Transactions. Joel Morgenthau is an attorney with Morritt, Hock & Hamroff, LLP, a law firm that provides construction loan closing services to borrowers of NorthEast Community Bank who choose to use the law firm for these services. Mr. Morgenthau become a director of the Company and Bank on October 23, 2024. During the fiscal year ended December 31, 2024, construction loan borrowers of NorthEast Community Bank paid $592,233 in legal fees directly to the law firm in connection with the closing of construction loans. In addition, NorthEast Community Bank paid $63,474 in legal fees to the law firm for legal service provided to the Bank.

Stockholder Agreement

On August 27, 2020, NorthEast Community Bancorp, NorthEast Community Bancorp, NorthEast Community Bancorp, MHC and NorthEast Community Bank entered into a written agreement with Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P. and Joseph Stillwell (collectively, "The Stilwell Group").

Under the agreement, following completion of the second-step conversion through August 27, 2025 (the "effective period"), The Stilwell Group has agreed to vote all shares of NorthEast Community Bancorp, Inc. beneficially owned by The Stilwell Group: (i) in favor of the nominees for election as directors of NorthEast Community Bancorp, Inc. selected by the board of directors of NorthEast Community Bancorp, Inc.; and (ii) in accordance with the recommendations of our board of directors on all proposals at any meeting of our stockholders, including in favor of any future stock incentive plan submitted to stockholders for approval.

The stockholder agreement further provides that during the effective period, The Stilwell Group may not, without our prior written consent, directly or indirectly, sell, transfer or otherwise dispose of any block of shares of

common stock of NorthEast Community Bancorp, Inc. to any person that The Group believes, after reasonable inquiry, would be the beneficial owns after such sale or transfer of more than 5.0% of the outstanding shares of NorthEast Community Bancorp, Inc.

During the effective period, The Stilwell Group has also agreed, among other things, not to: (i) solicit proxies in opposition to any recommendation or proposals of Northeast Community Bancorp, Inc.'s board of directors; (ii) initiate or solicit stockholders proposals or seek to place any representatives on Northeast Community Bancorp, Inc.'s board of directors; (iii) nominate or encourage for the election as director of Northeast Community Bancorp, Inc. any person who is not approved for nomination by the board of directors of Northeast Community Bancorp, Inc.; (iv) vote for any nominee or nominees for election to the board of directors of Northeast Community Bancorp, Inc. other than those nominated or supported by Northeast Community Bancorp, Inc.'s board of directors; (v) propose or seek to effect a merger or sale of Northeast Community Bancorp, Inc. or NorthEast Community Bank; (vi) seek to exercise any control or influence over the management of NorthEast Community Bancorp, Inc. or NorthEast Community Bank; or (vii) initiate or participate in any litigation against NorthEast Community Bancorp, Inc. or NorthEast Community Bank.

Based on a review of Schedule 13D and Schedule 13G filings required to be made with the U.S. Securities and Exchange Commission as of the April 4, 2025 record date, the Company believes that The Stillwell Group currently beneficially owns less than 5% of the Company's outstanding shares of common stock.

Stockholder Proposals and Nominations

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 12, 2025. If next year's annual meeting is held on a date more than 30 calendar days from May 22, 2026, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that a person may not be nominated for election as a director of the Company unless that person is nominated by or at the direction of the Company's Board of Directors or by a stockholder who has given appropriate notice to the Company before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given the Company appropriate notice of their intention to bring that business before the meeting. The Company's secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days' notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to the Company concerning the nature of the new business, the stockholder, the stockholder's ownership in the Company and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder. A copy of the Company's Bylaws may be obtained from the Company.

Additionally, to comply with the universal proxy rules for our 2026 annual meeting of stockholders, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than March 23, 2026.

Stockholder Communications

The Company encourages stockholder communications to the board of directors and/or individual directors. Stockholders who wish to communicate with the board of directors or an individual director should send their communications to the care of Anne Stevenson-DeBlasi, Corporate Secretary, 325 Hamilton Avenue, White Plains, New York 10601. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee.

Miscellaneous

The Company's Annual Report to Stockholders has been included with this proxy statement. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

The Company will pay the cost of this proxy solicitation and will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of NorthEast Community Bancorp. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

To further reduce costs, if you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-40589**

NORTHEAST COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	**86-3173858**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)
325 Hamilton Avenue, White Plains, New York	**10601**
(Address of principal executive offices)	(Zip Code)

(914) 684-2500
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, par value $0.01 per share	NECB	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files): ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of, "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller Reporting Company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $216.3 million. The number of shares outstanding of the registrant's common stock as of March 14, 2025 was 14,023,376.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

NORTHEAST COMMUNITY BANCORP, INC. AND SUBSIDIARIES

Index to Annual Report on Form 10-K

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include, but are not limited to:

- statements of our beliefs, goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are subject to significant risks and uncertainties. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;

- changes in the interest rate environment that reduce our interest margins, reduce the fair value of financial instruments or reduce the demand for our loan products;

- higher inflation and its impact on national and local economic conditions;

- increased competitive pressures among financial services companies;

- changes in consumer spending, borrowing and savings habits;

- changes in the quality and composition of our loan or investment portfolios;

- changes in real estate market values in our market area;

- a decrease in new construction in our primary market area;

- decreased demand for loan products, deposit flows, competition, or decreased demand for financial services in our market area;

- major catastrophes such as earthquakes, floods or other natural or human disasters and infectious disease outbreaks, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on us and our customers and other constituencies;

- legislative or regulatory changes that adversely affect our business or changes in the monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board;

- the impact of legal, judicial, and regulatory proceedings or investigations;

- technological changes that may be more difficult or expensive than expected;

- success or consummation of new business initiatives may be more difficult or expensive than expected;

- the inability to successfully integrate acquired businesses and financial institutions into our business operations;

- adverse changes in the securities markets;

- our inability to enter new markets successfully and capitalize on growth opportunities;

- changes in estimates of the adequacy of the allowance for credit losses;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- the inability of third party service providers to perform; and

- changes in accounting policies and practices, as may be adopted by bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this report and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Further information on other factors that could affect us are included in the section captioned *"Item 1A: Risk Factors."*

ITEM 1. **BUSINESS**

General

Northeast Community Bancorp, Inc. (the "Company") is a Maryland corporation that was incorporated in May 2021 to be the successor to NorthEast Community Bancorp, Inc., a federally chartered corporation (the "Mid-Tier Holding Company"), upon completion of the second-step conversion of NorthEast Community Bank (the "Bank") from the two-tier mutual holding company structure to the stock holding company structure. NorthEast Community Bancorp, MHC was the former mutual holding company for the Mid-Tier Holding Company prior to the completion of the second-step conversion. In conjunction with the second-step conversion, each of NorthEast Community Bancorp, MHC and the Mid-Tier Holding Company merged out of existence and now cease to exist. The second-step conversion was completed on July 12, 2021, at which time the Company sold, for gross proceeds of $97.8 million, a total of 9,784,077 shares of common stock at $10.00 per share. As part of the second-step conversion, each of the existing outstanding shares of Mid-Tier Holding Company common stock owned by persons other than NorthEast Community Bancorp, MHC was converted into 1.3400 shares of Company common stock. As a result of the second-step conversion, all share information has been subsequently revised to reflect the 1.3400 exchange ratio, unless otherwise noted.

The Bank is a New York State-chartered savings bank and the Company's primary activity is the ownership and operation of the Bank.

The Bank is headquartered in White Plains, New York. The Bank was founded in 1934 and is a community oriented financial institution dedicated to serving the financial services needs of individuals and businesses within its market area. The Bank currently conducts business through its eleven branch offices located in Bronx, New York, Orange, Rockland, and Sullivan Counties in New York and Essex, Middlesex and Norfolk Counties in Massachusetts and three loan production offices located in White Plains, New York, New City, New York and Danvers, Massachusetts.

The Bank's principal business consists of originating primarily construction loans and, to a lesser extent, commercial and industrial loans, multifamily and mixed-use residential real estate loans, and non-residential real estate loans. The Bank offers a variety of retail deposit products to the general public in the areas surrounding its main office and its branch offices, with interest rates that are competitive with those of similar products offered by other financial institutions operating in its market area. The Bank also utilizes wholesale deposits and borrowings as a source of funds. The Bank's revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment securities and mortgage-backed securities. The Bank also generates revenues from other income including deposit fees, service charges and investment advisory fees.

The Bank previously offered investment advisory and financial planning services under the name of Harbor West Wealth Management Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor. In December 2023, the Bank entered into an agreement to sell all of the Bank's assets relating to Harbor West Wealth Management Group to a third party and the asset sale was completed in January 2024. The Bank no longer generates investment advisory fees following the completion of the transaction.

Our executive offices are located at 325 Hamilton Avenue, White Plains, New York 10601 and our telephone number is (914) 684-2500. Our website address is www.necb.com. Information on our website should not be considered a part of this report.

Throughout this report, references to "we," "us" or "our" refer to the Company or the Bank, or both, as the context indicates.

Market Area

We are headquartered in White Plains, New York, which is located in Westchester County, and we operate through our main and annex offices in White Plains, two full-service branch offices in the New York City borough of Manhattan (New York County), one full-service branch office in the New York City borough of the Bronx (Bronx County), two full-service branch offices in Rockland County, New York, two full-service branch offices in Orange

County, New York, one full-service branch office in Sullivan County, New York, and three full-service branches in Danvers (Essex County), Framingham (Middlesex County) and Quincy (Norfolk County), Massachusetts, and loan production offices in White Plains, New York, New City, New York and Danvers, Massachusetts. We generate deposits through our main office and eleven branch offices. We conduct lending activities primarily in the State of New York, the Commonwealth of Massachusetts, and, to a lesser extent, in New Jersey. We also have a limited number of loans in Connecticut, a state in which we no longer originate loans.

Our construction loans originated in Orange, Rockland and Sullivan Counties in New York and Brooklyn (Kings County) are almost exclusively located within homogeneous communities that demonstrate significant population growth concentrated in well-defined existing, and newer expanding, communities. Construction loans originated in Bronx County are located in high demand, high absorption areas. These communities are substantially different from New York State and nationwide economic fluctuations and are considered to be high absorption areas, *i.e.*, where the demand for rental or purchase properties is far greater than available supply.

With respect to the markets in which we primarily originate non-construction loans, our market area includes a population base with a broad cross section of wealth, employment and ethnicity. We operate in markets that generally have experienced relatively slow demographic growth, a characteristic typical of mature urban markets located throughout the Northeast region. New York County is a relatively affluent market, reflecting the influence of Wall Street along with the presence of a broad spectrum of Fortune 500 companies. Comparatively, Bronx County is home to a broad socioeconomic spectrum, with a significant portion of the respective populations employed in relatively low and moderate wage blue collar jobs. Westchester and neighboring counties are affluent markets, serving as desired suburban locations for commuting into New York City and White Plains as well as reflecting growth of higher paying jobs in the counties.

The counties of Massachusetts in which the Danvers, Framingham, and Quincy offices currently operate include a mixture of rural, suburban and urban markets. The economies of these areas were historically based on manufacturing, but, similar to many areas of the country, the underpinnings of these economies are now more technological and service oriented, with employment spread across many economic sectors including service, finance, health-care, technology, real estate and government.

While our New York and Massachusetts markets have different economic characteristics, our customer base in these states tends to be similar and is comprised mostly of owners of low- to moderate-income apartment buildings or non-residential real estate in low- to moderate-income areas.

We periodically evaluate our network of banking offices to optimize the penetration in our market area. Our business strategy currently includes opening new branches in and around our market area.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits and loans has historically come from the numerous national, regional and local community financial institutions operating in our market area, including a number of independent banks and credit unions, in addition to other financial service companies, such as brokerage firms and other similar entities. In addition, we face competition for investors' funds from money market funds and other corporate and government securities. Competition for loans also comes from the increasing number of non-depository financial service companies entering the commercial real estate or construction lending market, such as financial technology companies, securities companies and specialty finance companies.

We believe that our long-standing presence in our market areas in New York and Massachusetts, and our personal service philosophy enhance our ability to compete favorably in attracting and retaining individual and business customers. We actively solicit deposit-related customers and compete for deposits by offering customers personal attention, professional service, and competitive interest rates.

Lending Activities

We originate loans primarily for investment purposes. The largest segment of our loan portfolio is construction loans followed by multi-family real estate loans. We also originate mixed-use and non-residential real estate loans and commercial and industrial loans. We consider our lending territory to be the New York State/New York City Metropolitan area and the Massachusetts/Boston Metropolitan area. We also originate a limited number of loans in New Jersey. Although we no longer originate loans in Connecticut, we also have a limited number of loans in this state. At December 31, 2024, $1.6 billion, or 89.2%, of our portfolio was secured by loans in the New York State/New York Metropolitan Area, $163.1 million, or 9.0%, of our portfolio was secured by loans in the Massachusetts/Boston Metropolitan Area and $32.7 million, or 1.8%, of our portfolio was secured by loans in Connecticut and New Jersey.

Construction Loans. We have been originating construction loans secured by the construction of multi-family and single family properties in Massachusetts and by the construction primarily of multi-family, residential condominium properties, and occasionally non-residential properties located in New York State, primarily in Bronx, Orange, Rockland and Sullivan Counties, for more than a decade.

Since the latter part of 2013, we have primarily made construction loans to borrowers and developers who we know or who are referred to us by existing customers for construction in high absorption, homogeneous communities in our New York State market area. The demand for housing (whether for rent or for purchase) is far greater in these high absorption communities than the available supply. This lack of balance between supply and demand leads to available units being under contracts of sale or leases signed very soon after certificates of occupancy are received by the building owners. Generally, in homogeneous communities, units that are under construction have purchase agreements before they are complete.

We will make construction loans on condominium buildings, containing between two to more than 250 units or for single family homes and single family housing developments of as many as 400 homes, in each case in high absorption and/or homogeneous areas. For such loans, we do not offer permanent financing. We originate land acquisition and development loans whereby the land is ready to build with all permits in place or construction is "as of right." We also originate occasional land loans to existing well established borrowers with the understanding the borrower will obtain all required permits prior to the borrower requesting a construction loan to develop the property.

Construction loans are typically for 18 to 36 month terms, pay interest only during that period, and are indexed to the prime rate plus a margin. All construction loans are underwritten on an "as is" basis and an "as completed" basis and must meet our normal loan to value ratio requirements for construction loans. In addition, if construction loans are for condominiums, as a backstop, the project will be underwritten as if they will be rental properties.

We generally require the borrower to contribute 50% to 60% of the total raw land acquisition cost. If an existing structure is to be demolished, the loan to value ratio will be limited to 50% of the improved land value alone. To ensure sufficient construction funds are available for a project, we may elect to finance up to 100% of the construction costs, which includes a 10% contingency, in an amount not to exceed 70% of the "as complete" appraised value. We also require the borrower to submit various construction documentations, including but not necessarily limited to cost estimates, property surveys, approved building plans and specifications, and approved building permits. We generally require our borrowers to fund an interest reserve in advance. We do not fund interest reserves from the loan proceeds. As a project progresses and the borrower requests funds to continue the project, we require an independent consultant to inspect the project to verify that the work has been completed prior to disbursing the funds sought. We also obtain a title continuation update to confirm that no liens have been placed on the project. Inspections for the purpose of funding/advancing proceeds are conducted by one of our employees as well as by a third-party construction inspector approved by us.

Construction loans in Orange, Rockland and Sullivan Counties consist primarily of loans to construct contemporary town-house style condominium buildings and complexes containing from four to 250 units. Construction loans in Bronx County consist primarily of loans to construct affordable rental apartment buildings containing between ten and 100 or more apartments. Most buildings in the Bronx are granted real estate tax abatements under New York City's former 421-A tax abatement program or the new 485-x tax abatement program approved on April 27, 2024 by New York State to replace the expired 421-A tax abatement program.

Our average construction loans range from $5.0 million to $10.0 million on buildings and complexes ranging from 20 to 40 units. We also lend on projects, completed in stages, of up to $45 million. For projects above $33 million, we generally partner with a participating bank from outside our market area.

We typically grant separate land and construction loans and occasionally site development loans secured by the project. At December 31, 2024, if we were to count land, construction and development loans as separate loans, our construction loan portfolio consisted of 485 loans totaling $1.9 billion in committed amount, comprised of outstanding disbursed balances of $1.4 billion and undisbursed loans in process of $398.4 million. At December 31, 2024, the construction loan portfolio was comprised primarily of 483 New York construction loans with $1.9 billion in committed amount, comprising of outstanding disbursed balances of $1.4 billion and undisbursed loans in process of $398.3 million. The remaining two construction loans are located in New Jersey, with $10.6 million in committed amount, $10.5 million in disbursed amount, and undisbursed loans in process of $110,000.

At December 31, 2024, if we were to combine land, construction and development loans as one loan on a project, our construction loan portfolio consisted of 269 loans totaling $1.9 billion in committed amount, comprised of outstanding disbursed balance of $1.4 billion and undisbursed loans in process of $398.4 million. All construction loans were performing according to their terms at December 31, 2024.

If we were to count land, construction and development loans as separate loans, the average loan size in our construction loan portfolio was $3.8 million in committed amount, comprised of outstanding disbursed balances of $2.9 million and undisbursed loans in process of $822,000 at December 31, 2024. If we were to combine land, construction and development loans as one loan on a project, the average loan size in our construction loan portfolio was $5.4 million in committed amount, comprised of outstanding disbursed balances of $3.8 million and undisbursed loans in process of $1.5 million at December 31, 2024.

Our largest outstanding construction loan at December 31, 2024 had a committed amount of $27.2 million, an outstanding balance of $26.9 million, and an undisbursed available balance of $373,000. This loan was performing in accordance with its terms at December 31, 2024 and is secured by the development of a 110 apartment unit multi-family building located in the Bronx, New York.

Our largest committed construction loan project at December 31, 2024 was comprised of five loans with a total commitment of $49.2 million of which 50.0% of the commitment of four of the five loans has been sold to another financial institution thereby reducing our committed portion to $27.4 million. Our portion of these construction loans had an outstanding balance of $26.7 million and an undisbursed available balance of $594,000 at December 31, 2024 and was performing in accordance with its terms at December 31, 2024. These loans are secured by the development of a 160,000 square foot class A office building located in Monsey, New York.

At December 31, 2024, our largest outstanding credit relationship with one borrower totaled $51.6 million, comprising of four construction loans with $33.1 million in committed amount, three commercial and industrial lines of credit with $15.0 million in committed amount, and six stand-by letters of credit with $3.5 million in committed amount. Of the $51.6 million in committed amount, $11.2 million of the commitment in construction loans has been sold to two other financial institutions thereby reducing our committed portion to $40.4 million. Our portion of these construction loans had an outstanding balance of $18.8 million and undisbursed loans in process of $480,000 at December 31, 2024. The three commercial and industrial lines of credit had an outstanding balance of $6.2 million and undisbursed available balance of $8.8 million at December 31, 2024. The six stand-by letters of credit have not been drawn upon. All of these loans were performing in accordance with their terms at December 31, 2024.

At December 31, 2024, our largest outstanding committed construction loan relationship with one borrower totaled $45.9 million, of which $8.0 million of the commitment in construction loans has been sold to two other financial institutions thereby reducing our committed portion to $37.9 million. Our portion of these construction loans had an outstanding balance of $31.6 million and undisbursed loans in process of $6.2 million at December 31, 2024. All of these loans were performing in accordance with their terms at December 31, 2024.

Commercial and Industrial Loans. We provide credit to commercial and industrial businesses that are located within our market area. We also provide commercial and industrial loans to real estate developers in the New York

Metropolitan Area. Pursuant to our lending policy, we generally limit the aggregate of all loans and lines of credit (including unused commitments) to any one borrower to no more than 10% of our Tier 1 Capital. Our policy requires a guaranty of all owners of the borrower who own 20% or more of the business and we impose collateral requirements on our commercial and industrial loans.

Interest rates and payments on our commercial and industrial loans are typically indexed to the prime rate as published in the Wall Street Journal and adjusted as the prime rate changes. At December 31, 2024, the average balance of loans in our commercial and industrial loan portfolio was $711,000.

At December 31, 2024, the largest outstanding commercial and industrial loan was comprised of an unsecured line of credit with an outstanding balance of $10.0 million and no remaining available line of credit. The borrower also has two other commercial and industrial loans with total lines of credit of $2.1 million, outstanding balances of $1.3 million, and remaining available line of credit of $750,000 at December 31, 2024. In addition, this borrower has three construction loans with a total commitment of $16.0 million, an outstanding disbursed balance of $13.4 million, and undisbursed loans in process balance of $2.5 million at December 31, 2024.

At December 31, 2024, our largest outstanding commercial and industrial loan relationship with one borrower was comprised of five lines of credit totaling $9.7 million, outstanding balances of $5.4 million, and remaining available lines of credit totaling $4.3 million. The borrower also has two commercial and industrial term loans with outstanding balances of $2.5 million at December 31, 2024. In addition, the borrower has a mortgage loan secured by a non-residential property with an outstanding balance of $369,000 at December 31, 2024.

All the aforementioned commercial and industrial loans and mortgage loan were performing according to their terms at December 31, 2024.

Multifamily and Mixed-Use Real Estate Loans. We offer adjustable-rate mortgage loans secured by multifamily and mixed-use real estate. These loans are comprised primarily of loans on moderate income apartment buildings located in our lending territory and include; loans on cooperative apartment buildings (in the New York area); and loans for Section 8 multifamily housing. In New York, most of the apartment buildings that we lend on are rent-stabilized or free market buildings. Mixed-use real estate loans are secured by properties that are intended for both residential and business use. We originate multifamily and mixed-use real estate loans in Massachusetts and, on a limited basis, in New Jersey.

We offer construction/renovation loans on multifamily and mixed-use rental properties in high absorption areas, dependent on vacancy rates in relation to borough or town averages. In recent years, except for Massachusetts, we have de-emphasized multifamily and mixed-use real estate lending as we have focused more on construction lending.

We have been originating multifamily and mixed-use real estate loans in the New York State/New York Metropolitan Area for 91 years. In the New York State/New York Metropolitan Area, our ability to continue to grow our portfolio is dependent on the continuation of our relationships with mortgage brokers, as the multifamily and mixed-use real estate loan market is primarily broker driven. We have longstanding relationships with mortgage brokers in the New York market area, who are familiar with our lending practices and our underwriting standards. We also deal directly with building owners throughout our lending area. At December 31, 2024, multifamily and mixed-use real estate loans to borrowers in the New York State/New York Metropolitan Area totaled $70.8 million.

In the Massachusetts/Boston Metropolitan Area, where we have also originated such loans, the primary source of mortgage loan originations are from personal contacts by our loan officer and referrals from existing customers. We generally retain for our portfolio all of the loans that we originate in Massachusetts. At December 31, 2024, multifamily and mixed-use real estate loans to borrowers in the Massachusetts/Boston Metropolitan Area totaled $156.7 million.

We originate a variety of adjustable-rate and balloon multifamily and mixed-use real estate loans. The adjustable-rate loans have fixed rates for a period of one, two, three and five years and then adjust every one, two, three or five years thereafter, based on the terms of the loan. Maturities on these loans can be up to 15 years, and typically they amortize over a 20 to 30-year period. Interest rates on our adjustable-rate loans are adjusted to a rate that equals the applicable one-, two-, three- or five-year Federal Home Loan Bank ("FHLB") of New York or FHLB of Boston advance rate plus a margin. The balloon loans have a maximum maturity of five years. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with one-, two- and three-year terms). The typical multifamily or mixed-use real estate loan refinances within the first five-year period and, in doing so, generates prepayment penalties ranging from one to five points of the outstanding loan balance. Under our loan-refinancing program, borrowers who are current under the terms and conditions of their contractual obligations can apply to refinance their existing loans to the rates and terms then offered on new loans after the payment of their contractual prepayment penalties.

In making multifamily and mixed-use real estate loans, we primarily consider the net operating income generated by the real estate to support the debt service, the borrower's financial resources, the income level and managerial expertise of the borrower, the marketability of the property and our lending experience with the borrower. We typically require a personal guarantee of the borrower. We rate the property underlying the loan as Class A, B or C. Our current policy is to require a minimum debt service coverage ratio (the ratio of earnings after subtracting all operating expenses to debt service payments) of between 1.25x and 1.40x depending on the rating of the underlying property. The average multifamily loan debt-service coverage is 2.58x and the average loan-to-value ratio of our multifamily real estate loans is 37.5%. The average mixed-use real estate loan debt-service coverage is 2.98x and the average loan-to-value ratio of our mixed-use real estate loans is 37.5%. On multifamily and mixed-use real estate loans, our current policy is to finance up to 75% of the lesser of the appraised value or purchase price of the property securing the loan on purchases and refinances of Class A and B properties and up to 65% of the lesser of the appraised value or purchase price for properties that are rated Class C. Properties securing multifamily and mixed-use real estate loans are appraised by independent appraisers, inspected by us and generally require Phase 1 environmental surveys.

The majority of the multifamily real estate loans in our portfolio are secured by ten unit to 100 unit apartment buildings. At December 31, 2024, the majority of our mixed-use real estate loans are secured by properties that are at least 85% residential.

Loans secured by multifamily and mixed-use real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multifamily residential and mixed-use real estate lending is the borrower's credit-worthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income producing properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. In reaching a decision on whether to make a multifamily residential or mixed-use real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property.

As of December 31, 2024, the largest outstanding multifamily real estate loan had a balance of $12.8 million and was performing according to its terms. This loan is secured by a 62-unit two building apartment complex located in Boston, Massachusetts.

Our largest mixed-use real estate loan had a balance of $4.0 million and was performing according to its terms at December 31, 2024. This loan is secured by a mixed-use building with eight apartment units and a ground floor restaurant commercial unit located in the West Village section of New York City. As of December 31, 2024, the average loan size in our multifamily and mixed-use portfolio was approximately $1.7 million.

Non-Residential Real Estate Loans. Our non-residential real estate loans are generally secured by office buildings, medical facilities, and retail shopping centers that are primarily located within our lending area.

At December 31, 2024, our non-residential real estate loan portfolio was comprised of $25.3 million of loans secured by properties in the New York State/New York Metropolitan Area, $3.1 million of loans secured by properties in the Massachusetts/Boston Metropolitan Area, and $993,000 of loans secured by properties in New Jersey.

Our non-residential real estate loans are structured in a manner similar to our multifamily and mixed-use real estate loans, typically at a fixed rate of interest for three to five years and then a rate that adjusts every three to five years over the term of the loan, which is typically 15 years. Interest rates and payments on these loans generally are based on the one-, two-, three- or five-year FHLB of New York or FHLB of Boston advance rate plus a margin. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with one-, two- and three-year terms). Loans are secured by first mortgages that generally do not exceed 75% of the property's appraised value. Properties securing non-residential real estate loans are appraised by independent appraisers and inspected by us.

We also charge prepayment penalties, with five points of the outstanding loan balance generally being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. Our non-residential real estate loans tend to refinance within the first five-year period.

Our assessment of credit risk and our underwriting standards and procedures for non-residential real estate loans are similar to those applicable to our multifamily and mixed-use real estate loans. In reaching a decision on whether to make a non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing non-residential real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of between 1.25x and 1.40x. The average non-residential loan debt-service coverage ratio is 2.40x and the average loan-to-value ratio of our non-residential loans is 39.4%. Phase 1 environmental surveys are required for most loans and property inspections are required for all loans.

At December 31, 2024, we had $29.4 million in non-residential real estate loans outstanding, or 1.6% of total loans. At December 31, 2024, the largest outstanding non-residential real estate loan had an outstanding balance of $13.9 million and was performing in accordance with its terms. This loan is secured by a 50,000 square foot four story plus basement commercial building located in Blooming Grove, New York, with a kosher supermarket on the first floor and basement and offices on the second to fourth floors. Based on 28 outstanding non-residential loans as of December 31, 2024, the average balance of non-residential loans was $1.1 million.

Consumer Loans. We offer personal loans and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. We no longer offer the overdraft protection for checking accounts linked to statement savings accounts. We also consider any checking accounts with overdrawn balances as a consumer loan even though the customer typically deposits sufficient funds the next business day to cover the overdrawn balance.

At December 31, 2024, our portfolio of consumer loans was $1.6 million, or 0.09% of total loans, comprised primarily of checking accounts with overdrawn balances of $1.6 million and one line for overdraft protection with a balance of $1,000.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws may limit the amount which can be recovered on such loans.

Originations, Purchase, Participations and Sales of Loans. Loan originations come from a number of sources. The primary source of loan originations are our in-house loan officers and referrals from customers and, to a much lesser extent, mortgage loan brokers and local realtors. Historically, we have primarily originated our own loans and retained them in our portfolio.

While in the past we purchased a limited number of participations from one financial institution that also serves high absorption areas in Brooklyn, New York, we currently do not have any purchased participation loans in our portfolio. We also purchased whole residential and non-residential mortgage loans from a Massachusetts financial institution during 2021. At December 31, 2024, these whole purchased loans totaled $2.2 million and were performing according to their terms.

We occasionally sell participation interests in construction loans we have originated in high absorption areas to other community banks in order to maintain compliance with our loans-to-one borrower limits. We have also historically sold participation interests in our construction loans to the Company and we may continue to do so in the future. At December 31, 2024, the Company held $15.2 million in participation interests in construction loans originated by the Bank. Through our loan participations, we and the other participating lenders generally share ratably in cash flows and points and fees and gains or losses that may result from a borrower's noncompliance with the contractual terms of the loan.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors and management.

All construction, multifamily, mixed use and nonresidential real estate loans and commercial and industrial loans must be approved by a unanimous vote of the members of the Loan Committee, which is composed of the Chairman and Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, and a Senior Vice President.

At each monthly meeting of the board of directors, the board reviews all commitments issued, regardless of size.

Loans to One Borrower. Pursuant to New York law and federal banking regulations, the aggregate amount of loans that the Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of its capital, surplus fund and undivided profits (25% if the amount in excess of 15% is secured by "readily marketable collateral"). At December 31, 2024, based on the 15% limitation, the Bank's loans-to-one-borrower limit was approximately $43.6 million. On the same date, the Bank had no borrowers with outstanding balances in excess of this amount.

Loan Commitments. We issue commitments for adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers and generally expire in 60 days.

Delinquencies. When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We make initial contact with the borrower toward the end of the month when the payment is due and then again when loan becomes ten to 15 days past due. If payment is not received by the 30th day of delinquency, additional letters are sent and phone calls are made to the customer. When the loan becomes 60 days past due and if the borrower is unresponsive, we generally commence foreclosure proceedings against any real property that secures the loan or attempt to repossess any personal property that secures a commercial and industrial or consumer loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances. Management informs the board of directors on a monthly basis of the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, municipal securities, deposits at the Federal Home Loan Bank of New York and certificates of deposit of federally insured institutions.

At December 31, 2024, our investment portfolio consisted primarily of mutual funds, residential mortgage-backed securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae with stated final maturities of 10 years or more, and municipal securities with maturities of one years or more.

Our investment portfolio is primarily viewed as a source of liquidity. Our investment management policy is designed to provide adequate liquidity to meet any reasonable deposit outflows and any anticipated increase in the loan portfolio through conversion of secondary reserves to cash and to provide safety of principal and interest through investment in securities under limitations and restrictions prescribed in banking regulations. Consistent with liquidity and safety requirements, our policy is designed to generate a significant amount of stable income and to provide collateral for advances and repurchase agreements. The policy is also designed to serve as a counter-cyclical balance to earnings in that the investment portfolio will absorb funds when loan demand is low and will infuse funds when loan demand is high.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment activities. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposit Accounts. The vast majority of our depositors are residents of the States of New York and Massachusetts. Deposits are obtained primarily from customers residing in or working in the communities in which our branches are located, and we rely on our long-standing relationships with our customers to retain these deposits. We also obtain deposits from our commercial and industrial and construction loan customers. These deposits tend to be a stable source of funds. We offer a broad selection of deposit instruments, including checking accounts, money market accounts, regular savings accounts, non-interest bearing demand accounts (such as checking accounts and certificates of deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit, and the interest rate among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates, but not be the market leader in every type and maturity.

In addition, we utilize brokered, listing service and military deposits, which represent a viable and cost effective addition to our deposit gathering and maintenance strategy, often at a lower "all-in" cost when compared to our retail branch network. This strategy allows us to match the maturity of these deposits very effectively to the term of our construction loans, which make up a majority of the loans in our loan portfolio.

Borrowings. We may utilize advances from the Federal Home Loan Bank of New York to supplement our supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank of New York and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the United States), provided certain standards related to credit-worthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's credit-worthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 25% of a member's assets, and short-term borrowings of less than one year may not exceed 10% of the institution's assets. The Federal Home Loan Bank determines specific lines of credit for each member institution. At December 31, 2024, we had no Federal Home Loan Bank advances outstanding and an available borrowing limit of $18.2 million.

The Federal Reserve Bank of New York ("FRBNY") approved on August 30, 2023 the Bank's eligibility to pledge loans under the Borrower-in-Custody program of the FRBNY thereby allowing the Bank to borrow from the Discount Window at the FRBNY. As of December 31, 2024, we had no FRBNY borrowings and an available borrowing limit of $834.7 million.

In addition, we are party to a loan agreement with Atlantic Community Bankers Bank under which we can borrow up to $8.0 million in short-term borrowings. There were no outstanding borrowings with Atlantic Community Bankers Bank at December 31, 2024.

Regulation and Supervision

General

The Bank is a New York-chartered savings bank. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to extensive regulation by the New York State Department of Financial Services, as its chartering agency, and by the FDIC, as its primary federal regulator. The Bank is required to file reports with, and is periodically examined by, the FDIC and the New York State Department of Financial Services concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. The Bank is a member of the Federal Home Loan Bank of New York.

The regulation and supervision of the Bank establish a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and borrowers and, for purposes of the FDIC, the protection of the insurance fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate credit loss reserves for regulatory purposes.

The Bank has elected to be deemed a "savings association" under the Home Owners' Loan Act, as amended. As a result, the Company is a savings and loan holding company and is required to comply with the rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") applicable to savings and loan holding companies. The Company is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. The Company is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the New York State Department of Financial Services, the FDIC, the Federal Reserve Board, the State of New York or Congress, could have a material adverse impact on the operations and financial performance of the Company and the Bank. In addition, the Company and the Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve Board. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company and the Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to the Bank and the Company. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on the Bank and the Company.

Bank Regulation

New York Banking Law. The Bank derives its lending, investment, and other authority primarily from the applicable provisions of New York State banking law and the regulations of the New York State Department of Financial Services, as limited by FDIC regulations. Under these laws and regulations, banks, including the Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities (including certain corporate debt securities, and obligations of federal, state, and local governments and agencies), certain types of corporate equity securities, and certain other assets.

Under New York State banking law, New York State-chartered stock form savings banks and commercial banks may declare and pay dividends out of their net profits, unless there is an impairment of capital. Approval of the Superintendent is required if the total of all dividends declared by the bank in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years, less prior dividends paid.

New York State banking law gives the Superintendent authority to issue an order to a New York State-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices, and to keep prescribed books and accounts. Upon a finding by the New York State Department of Financial Services that any director, trustee, or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee, or officer may be removed from office after notice and an opportunity to be heard. The Superintendent also has authority to appoint a conservator or a receiver for a savings or commercial bank under certain circumstances.

Capital Requirements. Federal regulations require FDIC-insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8%, and a Tier 1 capital to average assets leverage ratio of 4%.

For purposes of the regulatory capital requirements, common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that made such an election regarding the treatment of accumulated other comprehensive income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). The Bank exercised the opt-out and therefore does not include AOCI in its regulatory capital determinations. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (such as recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement began being phased in starting on January 1, 2016 at 0.625% of risk-weighted assets and increased each year until fully implemented at 2.5% on January 1, 2019. At December 31, 2024, the Bank exceeded the fully phased in regulatory requirement for the capital conservation buffer.

The Economic Growth, Regulatory Relief, and Consumer Protection Act enacted in May 2018 required the federal banking agencies, including the FDIC, to establish for banks with assets of less than $10 billion of assets a community bank leverage ratio (the ratio of a bank's tangible equity capital to average total consolidated assets) of 8 to 10%. A qualifying community bank with capital meeting the specified requirements (including off balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing to follow the alternative framework is considered to meet all applicable regulatory capital requirements including the risk-based requirements. The community bank leverage ratio was established at 9%, effective January 1, 2021. A qualifying bank may opt in and out of the community bank leverage ratio framework on its quarterly call report. A bank that ceases to meet any qualifying criteria is provided with a two-quarter grace period to comply with the community bank leverage ratio requirements or the general capital regulations by the federal regulators.   As of December 31, 2024, the Bank had not elected the community bank leverage ratio alternative reporting framework.

The Federal Deposit Insurance Corporation Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multifamily residential loans. The FDIC, along with the other federal banking agencies, adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, the internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investments and Activities. Under federal law, all state-chartered banks insured by the FDIC have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the FDIC permit exceptions to these limitations. For example, state-chartered banks may, with FDIC approval, continue to exercise grandfathered state authority to invest in common or preferred stocks listed on a national securities exchange and in the shares of an investment company registered under federal law. The maximum permissible investment is 100% of Tier 1 capital, as specified by the FDIC's regulations, or the maximum amount permitted by New York State banking law, whichever is less. Such grandfathering authority may be terminated upon the FDIC's determination that such investments pose a safety and soundness risk to the Bank or if the Bank converts its charter or undergoes a change in control. In addition, the FDIC is authorized to permit such institutions to engage in other state authorized activities or investments (other than non-subsidiary equity investments) that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Interstate Banking and Branching. Federal law permits well capitalized and well managed bank and savings and loan holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, amendments made by the Dodd-Frank Act permit banks to establish de novo branches on an interstate basis to the extent that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%. As of December 31, 2024, the Bank was a "well capitalized" institution under FDIC regulations.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The previously referenced law establishing a "community bank leverage ratio" adjusted the referenced categories for qualifying institutions that opt into the alternative framework for regulatory capital requirements. Institutions that exceed the community bank leverage ratio are considered to have met the capital ratio requirements to be "well capitalized" for the agencies' prompt corrective rules.

Transaction with Affiliates and Regulation W of the Federal Reserve Regulations. Transactions between banks and their affiliates are governed by federal law. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank or savings and loan holding company and any companies which are controlled by such parent holding company are affiliates of the bank (although subsidiaries of the bank itself, except financial subsidiaries, are generally not considered affiliates). Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital stock and surplus, and with all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital stock and surplus. Section 23B applies to "covered transactions" as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from, and issuance of a guarantee to an affiliate, and other similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to a bank's insiders, *i.e.*, executive officers, directors and principal stockholders. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% stockholder of a financial institution, and certain of their affiliated interests, together with all other outstanding loans to such persons and affiliated interests, may not exceed specified limits. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal stockholders be made on terms and conditions substantially the same as offered in comparable transactions to persons who are not insiders and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution's unimpaired capital and surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Enforcement. The FDIC has extensive enforcement authority over insured state-chartered savings banks, including the Bank. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices.

Federal Insurance of Deposit Accounts. The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in the Bank are insured up to a maximum of $250,000 for each separately insured depositor.

The FDIC imposes an assessment for deposit insurance on all depository institutions. Under the FDIC's risk-based assessment system, insured institutions are assigned to risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned and certain adjustments specified by FDIC regulations, with less risky institutions paying lower rates. Assessment rates (inclusive of possible adjustments) for most banks with less than $10 billion of assets currently range from 1 1⁄2 to 30 basis points of each institution's total assets less tangible capital. The FDIC may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking. The FDIC's current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution's volume of deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC was required to seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more were supposed to fund the increase. The FDIC indicated in November 2018 that the 1.35% ratio was exceeded. Insured institutions of less than $10 billion of assets received credits for the portion of their assessments that contributed to raising the reserve ratio between 1.15% and 1.35% effective when the fund rate achieves 1.38%. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has exercised that discretion by establishing a long range fund ratio of 2%.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Future insurance assessment rates cannot be predicted.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Privacy Regulations. FDIC regulations generally require that the Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, the Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. The Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Community Reinvestment Act. Under the Community Reinvestment Act, or CRA, as implemented by FDIC regulations, a non-member bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a non-member bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Bank's latest FDIC CRA rating was "Outstanding."

On October 24, 2023, the FDIC, the OCC and the Federal Reserve issued a final rule amending the agencies' CRA regulations. The final rule (i) encourages banks to expand access to credit, investment and banking services in low- and moderate-income communities, (ii) adapts to changes in the banking industry, including mobile and online banking, (iii) provides greater clarity and consistency in the application of CRA regulations and (iv) tailors CRA evaluations and data collection to bank size and type. Under the final rule, the agencies will evaluate bank performance across the varied activities they conduct and communities in which they operate so that the CRA continues to be an effective tool to address inequities in access to credit and financial services. The final rule also updates existing CRA regulations to evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, branchless banking, and hybrid models. In addition, the final rule implements a new metrics-based approach to evaluating bank retail lending and community development financing, using benchmarks based on peer and demographic data. Most of the final rule's requirements will become effective beginning on January 1, 2026 and the remaining requirements, including the final rule's data reporting requirements, will become effective on January 1, 2027.

The Bank is also subject to provisions of the New York State banking law which imposes continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community (the "NYCRA") which are substantially similar to those imposed by the federal CRA. Pursuant to the NYCRA, a bank must file copies of all federal CRA reports with the New York State Department of Financial Services. The NYCRA requires the New York State Department of Financial Services to make a written assessment of a bank's compliance with the NYCRA every 24 to 36 months, utilizing a four-tiered rating system and make such assessment available to the public. The NYCRA also requires the Superintendent to consider a bank's NYCRA rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. The Bank's latest NYCRA rating was "Outstanding."

Consumer Protection and Fair Lending Regulations. New York savings banks are subject to a variety of federal statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations.

USA PATRIOT Act. The Bank is subject to the USA PATRIOT Act, which gave federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act provided measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

In July 2024, the federal banking agencies, including the Federal Reserve and OCC, proposed amendments to update the requirements for supervised institutions to establish, implement and maintain effective, risk-based and reasonably designed anti-money laundering and countering the financing of terrorism ("CFT") programs. The proposed amendments would require supervised institutions to identify, evaluate and document the regulated institution's money laundering, terrorist financing and other illicit finance activity risks, as well as consider, as appropriate, the U.S. Department of Treasury's Financial Crimes Enforcement Network's ("FinCEN") published national anti-money laundering and CFT priorities.

Cybersecurity. The Cybersecurity Information Sharing Act (the "CISA") is intended to improve cybersecurity in the U.S. through sharing of information about security threats between the U.S. government and private sector organizations, including financial institutions such as the Company. The Cybersecurity Information Sharing Act also authorizes companies to monitor their own systems, notwithstanding any other provision of law, and allows companies to carry out defensive measures on their own systems from potential cyber-attacks.

The federal bank regulators have adopted rules providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rules require a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

Cybersecurity and data privacy are also areas of increasing state legislative focus. For example, under California state law, the California Consumer Privacy Act ("CCPA") broadly defines personal information and substantially increases the rights of California residents to understand how their personal information is collected, used, and otherwise processed by commercial businesses, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA contemplates civil penalties of up to $2,500 for each violation and up to $7,500 for each intentional violation and includes a private right of action (permitting lawsuits to be brought by private individuals instead of the state Attorney General or other government actor for certain breaches). Numerous other states have enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of the Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Reserve System. The Federal Reserve Act authorizes the Federal Reserve Board to require depository associations to maintain noninterest-earning reserves against their transaction accounts (primarily negotiable order of withdrawal and regular checking accounts). The amounts are adjusted annually and, for 2019, the regulations provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $127.5 million; and a 10% reserve ratio is applied above $127.5 million. The first $16.9 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) were exempted from the reserve requirements. The Bank complied with the foregoing requirements during 2019. On

March 15, 2020, the Federal Reserve Board reduced reserve requirement to 0% effective as of March 26, 2020, which eliminated reserve requirements for all depository institutions.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. At December 31, 2024, the Bank had a maximum borrowing capacity of $18.2 million from the Federal Home Loan Bank of New York. The Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. The Bank was in compliance with requirements for the Federal Home Loan Bank of New York with an investment of $327,000 at December 31, 2024.

Holding Company Regulation

As a savings and loan holding company, the Company is subject to Federal Reserve Board regulations, examinations, supervision, reporting requirements and regulations regarding its activities. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the Bank.

Pursuant to federal law and regulations and policy, a savings and loan holding company such as the Company may generally engage in the activities permitted for financial holding companies under Section 4(k) of the Bank Holding Company Act and certain other activities that have been authorized for savings and loan holding companies by regulation.

Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the Federal Reserve Board or from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Capital Requirements. The Company is subject to the Federal Reserve Board's capital adequacy guidelines for savings and loan holding companies (on a consolidated basis) which have historically been similar to, though less stringent than, those of the FDIC for the Bank. The Dodd-Frank Act, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to savings and loan holding companies; as is the case with institutions themselves, the capital conservation buffer was phased in between 2016 and 2019. However, the Federal Reserve Board has provided a "small bank holding company" exception to its consolidated capital requirements, and legislation and the related issuance of regulations by the Federal Reserve Board has increased the threshold for the exception to $3.0 billion. As a result, the Company is not be subject to the capital requirement until such time as its consolidated assets exceed $3.0 billion.

Source of Strength. The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Dividends and Stock Repurchases. The Federal Reserve Board has the power to prohibit dividends by savings and loan holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank and savings and loan holding companies, which expresses the Federal Reserve Board's view that a holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank or savings and holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Federal Reserve Board policy also provides that a holding company should inform the Federal Reserve Board supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

Acquisition of the Company. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the Federal Reserve Board has found that the acquisition will not result in a change of control. Under the Change in Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Securities Laws. The Company's common stock is registered with the Securities and Exchange Commission and, as a result, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations. Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a savings and loan holding company such as the Company unless the Federal Reserve Board has been given 60 days' prior written notice and not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a savings and loan holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as in the case of the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control of a savings and loan holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the Federal Reserve Board.

Emerging Growth Company Status

The Company is an emerging growth company and, for so long as it continues to be an emerging growth company, the Company may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, the Company is not subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

The Company will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the Company's second-step conversion and offering, which occurred on July 12, 2021; (ii) the first fiscal year after our annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year.

Personnel

At December 31, 2024, we had 136 full-time employees and seven part-time employees, none of whom are represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

The Company's only direct subsidiary is the Bank. The Bank maintains the following subsidiaries:

New England Commercial Properties LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2007 to facilitate the purchase or lease of real property by the Bank. New England Commercial Properties, LLC currently owns one foreclosed property located in the Bronx, New York and one foreclosed property located in Pittsburgh, Pennsylvania.

NECB Financial Services Group, LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in the third quarter of 2012 as a complement to Harbor West Wealth Management Group to sell life insurance and fixed rate annuities. NECB Financial Services Group, LLC is licensed in New York State but terminated its license in Connecticut on February 22, 2024 due to the sale of all the Bank's assets relating to Harbor West Wealth Management Group to a third party in January 2024. This subsidiary is currently inactive.

72 West Eckerson LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in April 2015 to facilitate the purchase or lease of real property by the Bank and currently owns the Bank branch locations in Spring Valley, New York and Monroe, New York.

166 Route 59 Realty LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in April 2021 to facilitate the purchase or lease of real property by the Bank and currently owns the Bank branch located in Airmont, New York.

3 Winterton Realty LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2021 to facilitate the purchase of real property by the Bank and currently owns the Bank branch located in Bloomingburg, New York.

Executive Officers

Our executive officers are elected annually by the board of directors and serve at the board's discretion. The following individuals currently serve as our executive officers:

Name	Position
Kenneth A. Martinek	Chairman and Chief Executive Officer
Jose M. Collazo.	President and Chief Operating Officer
Donald S. Hom	Executive Vice President and Chief Financial Officer

Below is information regarding our executive officer who is not also a director. Mr. Hom has held his current position for the period indicated below. Age presented is as of December 31, 2024.

Donald S. Hom joined the Company and the Bank in 2007, serving as Chief Financial Officer since 2013. Prior to joining the Company and the Bank, Mr. Hom served for 23 years as a bank examiner and financial analyst for a Federal banking regulatory agency and six years as the chief executive officer of a New Jersey community bank. Age 70.

Item 1A. <u>**RISK FACTORS**</u>

Investing in the Company's common stock involves risks. The investor should carefully consider the following risk factors before deciding to make an investment decision regarding the Company's stock. The risk factors may cause future earnings to be lower or the financial condition to be less favorable than expected. In addition, other risks that the Company is not aware of, or which are not believed to be material, may cause earnings to be lower, or may deteriorate the financial condition of the Company. Consideration should also be given to the other information in this Annual Report on Form 10-K, as well as in the documents incorporated by reference into this Form 10-K.

Risks Related to Our Lending Activities

Our emphasis on construction lending involves risks that could adversely affect our financial condition and results of operations.

In recent years, we have shifted our loan originations to focus primarily on construction loans, while continuing to originate a limited number of commercial and industrial loans, multifamily, mixed-use and non-residential real estate loans. We expect this focus to continue given the needs of the communities we serve in the New York Metropolitan Area. Our construction loan portfolio has increased to $1.4 billion, net of loans-in-process of $398.4 million, or 78.6% of total loans, at December 31, 2024 from $251.0 million, net of loans-in-process of $145.8 million, or 39.8% of total loans, at December 31, 2016. As a result, our credit risk profile may be higher than traditional community banks that have higher concentrations of one- to four-family residential loans and other real estate-based loans.

Construction lending involves additional risks when compared to one- to four-family residential real estate lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. For construction loans we originate, we require our borrowers to fund an interest reserve account in advance.

Our portfolio of multifamily residential, mixed-use and non-residential real estate lending could expose us to increased lending risks.

At December 31, 2024, $262.6 million, or 14.5%, of our loan portfolio consisted of multifamily, mixed-use and non-residential real estate loans. As a result, our credit risk profile is generally higher than traditional thrift institutions that have higher concentrations of one- to four-family residential loans.

Loans secured by multifamily and mixed-use and non-residential real estate generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the underlying property, which can be significantly affected by conditions in the real estate markets or in the economy. For example, if the cash flows from the borrower's project is reduced as a result of leases not being obtained or renewed, the borrower's ability to repay the loan may be impaired. In addition, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified on the basis of the property's net income and debt service ratio; however, there is no assurance that our underwriting policies will protect us from credit-related losses.

Further, if we foreclose on a multifamily, mixed-use or non-residential real estate loan, our holding period for the collateral may be longer than for one- to four-family residential mortgage loans because there may be fewer potential purchasers of the collateral, which can result in substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability.

Imposition of limits by the bank regulators on construction and multifamily, mixed-use and nonresidential real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the Office of the Comptroller of the Currency, the FDIC and the Board of Governors of the Federal Reserve System (collectively, the "Agencies") issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Construction loans represented 485% of the Bank's total risk-based capital at December 31, 2024, and our multifamily, mixed-use and nonresidential real estate loan portfolio represented 90% of the Bank's total risk-based capital on that same date.

In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. If the FDIC, our primary federal regulator, were to impose restrictions on the amount of such loans we can hold in our portfolio or require us to implement additional compliance measures, for reasons noted above or otherwise, our earnings would be adversely affected as would our earnings per share.

We monitor our concentration limits with respect to our construction, multifamily, mixed-use and non-residential real estate loans closely and have implemented various risk management practices to manage our exposure for such loans. See *"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Management of Credit Risk."*

Our portfolio of commercial and industrial loans may expose us to increased lending risks.

At December 31, 2024, $118.7 million, or 6.6%, of our loan portfolio consisted of commercial and industrial loans. Commercial and industrial loans generally expose a lender to a greater risk of loss than one- to four-family residential loans. Repayment of commercial and industrial loans generally is dependent, in large part, on sufficient income from the business to cover operating expenses and debt service. In addition, to the extent that borrowers have more than one commercial loan outstanding, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential real estate loan.

Further, unlike residential mortgages or multifamily, mixed-use and non-residential real estate loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise and may be more susceptible to fluctuation in value at default. We seek to minimize the risks involved in commercial and industrial lending: by underwriting such loans on the basis of the cash flows produced by the business; by requiring that such loans be collateralized by various business assets, including inventory, equipment, and accounts receivable, among others; and by requiring personal guarantees, whenever possible. However, the capacity of a borrower to repay a commercial and industrial loan is substantially dependent on the degree to which his or her business is successful. In addition, the collateral underlying such loans may depreciate over time, may not be conducive to appraisal, or may fluctuate in value, based upon the business' results.

If our allowance for credit losses - loans is not sufficient to cover actual loan losses, our results of operations would be negatively affected.

In determining the amount of the allowance for credit losses - loans, we analyze, among other things, our loss and delinquency experience by portfolio segments, the debt service ratios and loan-to-value ratios of each segment of our portfolio, and the effect of existing economic conditions. In addition, we make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If the actual results are different from our estimates, or our analyses are inaccurate, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance and would decrease our net income. Our emphasis on loan growth, as well as any future credit deterioration, will require us to increase our allowance further in the future.

In addition, our banking regulators periodically review our allowance for credit losses – loans and could require us to increase our provision for credit losses. Any increase in our allowance for credit losses or credit charge-offs resulting from these regulatory reviews may have a material adverse effect on our results of operations and financial condition.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our primary market area.

Our loan portfolio is concentrated in construction loans and multifamily, mixed-use and non-residential real estate loans primarily located in the New York Metropolitan Area, including the Mid-Hudson Region, and the Boston Metropolitan Area. Our construction loans are primarily located in Orange, Rockland and Sullivan Counties in New York and the Bronx (Bronx County).   The construction loans are almost exclusively located within homogeneous communities that demonstrate significant population growth concentrated in well-defined existing, and newer expanding, communities. Construction loans originated in Bronx County are also located in high demand, high absorption areas.

At December 31, 2024, $1.3 billion of our construction loan portfolio, or 92.3% of our construction loan portfolio and 72.7% of our total loan portfolio, represented loans made in the high absorption areas of these four counties of New York. In addition, at December 31, 2024, $159.8 million, or 60.9% of our multifamily, mixed use and non-residential real estate loan portfolio and 8.8% of our total loan portfolio, represented loans made in the Boston Metropolitan Area. Furthermore, at December 31, 2024, $96.1 million, or 36.6% of our multifamily, mixed-use and non-residential real estate loan portfolio and 5.3% of our total loan portfolio, represented loans made in the New York Metropolitan Area.

This might make us vulnerable to a downturn in the local economy and real estate markets and to a decrease in new construction in these counties. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could necessitate an increase in our provision for credit losses and a resulting reduction to our earnings and capital.

Economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Deteriorating economic conditions could affect the markets in which we do business, the value of our loans and investment securities, and our ongoing operations, costs and profitability. Further, declines in real estate values and new construction and elevated unemployment levels may result in higher loan delinquencies, increases in our non-performing and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations. To the extent that we must work through the resolution of assets, economic problems may cause us to incur losses and adversely affect our capital, liquidity, and financial condition.

Strong competition within our market area may limit our growth and profitability.

Competition is intense within the banking and financial services industry, particularly in our New York and Massachusetts markets. Our construction loans are primarily originated in high absorption areas within Bronx, Orange, Rockland and Sullivan Counties in New York. Competition for constructions loans in these high absorption areas comes from commercial banks, savings institutions and credit unions operating in the Metropolitan New York area and nationwide. Competition for construction loans also comes from the increasing number of non-depository financial service companies entering the commercial real estate or construction lending market, such as financial technology companies, securities companies and specialty finance companies.

We also originate non-construction loans, including multi-family, commercial and industrial loans, throughout our primary lending markets in New York and Massachusetts. Competition for non-construction loans comes from the numerous national, regional and local community financial institutions operating in our market area, including a number of independent banks and credit unions, in addition to other financial service companies, such as brokerage firms and other similar entities. In addition, we also face competition for investors' funds from money market funds and other corporate and government securities. Many of these competitors have substantially greater resources, higher lending limits and offer services that we do not or cannot provide. This competition could make it difficult for us to originate new loans and attract new deposits. While we believe that our long-standing presence in our market areas in New York and Massachusetts, and our personal service philosophy enhance our ability to compete favorably in attracting and retaining individual and business customers, price competition for loans may result in originating fewer loans, or earning less on our loans and price competition for deposits may result in a reduction of our deposit base of paying more on deposits.

Risks Related to Our Operations

Our reliance on brokered deposits, military deposits and deposits from listing services could adversely affect our liquidity and operating results.

Among other sources of funds, we rely on brokered deposits as well as military deposits and deposits obtained from listing services to provide funds with which to make loans and provide other liquidity needed. At December 31, 2024, brokered deposits, military deposits and deposits obtained through listing services totaled $489.3 million, or 29.3% of total deposits, of which brokered deposits represents $436.0 million or 26.1% of total deposits.

Generally, these deposits may not be as stable as other types of deposits. In the future, these depositors may not replace their deposits with us as they mature, or we may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or sources of funds. Not being able to maintain or replace these deposits as they mature could affect our liquidity. Paying higher deposit rates to maintain or replace these types of deposits could adversely affect our net interest margin and operating results.

We face a risk of non-compliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "PATRIOT Act") and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and have engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also are focused on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and inability to obtain regulatory approvals to proceed with certain aspects of our business plan, including acquisitions, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or third parties, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements, and ineffective business continuation and disaster recovery policies and procedures. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of non-compliance with applicable regulations, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. A breakdown in our internal control systems, improper operation of our systems or improper employee actions could result in material financial loss to us, the imposition of regulatory action, and damage to our reputation.

Risks Related to Our Growth Strategy

The building of market share through our branch office strategy, and our ability to achieve profitability on new branch offices, may increase our expenses and negatively affect our earnings.

We believe there are branch expansion opportunities within our primary market area and adjacent markets, and will seek to grow our lending and deposit base by adding branches to our existing ten-branch network. There are considerable costs involved in opening branch offices, especially in light of the capabilities needed to compete in today's environment. Moreover, new branch offices generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, new branch offices could negatively impact our earnings and may do so for some period of time. Our investments in new branches, and the related personnel required to operate such branches, take time to earn returns and can be expected to negatively impact our earnings for the foreseeable future. The profitability of our expansion strategy will depend on whether the income that we generate from the new branch offices will offset the increased expenses resulting from establishing and operating these branch offices.

Risks Related to Our Payment of Dividends

Our dividend policy may change without notice and any payment of dividends in the future is subject to the discretion of our Board of Directors.

The holders of our common stock will receive cash dividends if and when declared by our Board of Directors out of legally available funds. The Company has historically paid a quarterly cash dividend to stockholders. During the year ended December 31, 2024, the Company increased the quarterly cash dividends to $0.10 per share on March 21, 2024 and $0.15 per share on September 19, 2024 from $0.06 per share prior to 2024. Although we have a history of paying cash dividends, we have no obligation to continue paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements and alternative uses for capital, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant. Our principal business operations are conducted through our subsidiary, the Bank, and the ability of the Bank to pay dividends to us will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

Risks Related to Our Business and Industry Generally

Changes in interest rates may hurt our profits and asset values and our strategies for managing interest rate risk may not be effective.

We are subject to significant interest rate risk as a financial institution. Our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted-average yield earned on our interest-earning assets and the weighted-average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) our ability to originate loans; (2) the value of our interest-earning assets and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay their loans, particularly adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control.

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive and destabilizing deposit outflows.

In March 2023, Silicon Valley Bank and Signature Bank experienced large deposit outflows coupled with insufficient liquidity to meet withdrawal demands, resulting in the institutions being placed into FDIC receivership. Additionally, in May 2023, First Republic Bank experienced similar circumstances which resulted in the institution being placed in FDIC receivership. In the aftermath of these events, there has been substantial market disruption and concerns that diminished depositor confidence could spread across the banking industry, leading to deposit outflows that could destabilize other institutions. To strengthen public confidence in the banking system, the FDIC took action to protect funds held in uninsured deposit accounts at Silicon Valley Bank and Signature Bank following the placement of those institutions into receivership. However, the FDIC has not committed to protecting uninsured deposits in other institutions that experience outsized withdrawal demands. At December 31, 2024, we had uninsured deposits totaling $346.9 million and $115.0 million in available liquidity, including $78.3 million in cash, as well as $834.7 million in borrowing capacity at the FRBNY which was sufficient to cover our uninsured deposits as of December 31, 2024. Notwithstanding our significant liquidity, large deposit outflows could adversely affect our financial condition and results of operations and could result in the closure of the Bank. Furthermore, the recent bank failures may result in strengthening of capital and liquidity rules which, if the revised rules apply to us, could adversely affect our financial condition and results of operations.

Economic, social and political conditions or civil unrest in the United States may affect the markets in which we operate, our customers, our ability to provide customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption or destruction in the markets in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including storm or other events beyond our control, such as pandemics and civil unrest. Such events can increase levels of political and economic unpredictability, result in property damage and business closures within in our markets and increase the volatility of the financial markets. Any of these effects could have a material and adverse impact on our business and results of operations. These events also pose significant risks to our personnel and to physical facilities, transportation and operations, which could adversely affect our financial results.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to, among other things, the environment, health and safety, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend upon the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess expertise in our markets and key business relationships, and the loss of any one of them could be difficult to replace. Our loss of one or more of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets.

We are a community bank and our ability to maintain our reputation is critical to the success of our business. The failure to do so may adversely affect our performance.

We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in an honorable manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and communities. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers or otherwise, our business and operating results may be materially adversely affected.

We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

Our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities.

Security breaches and cybersecurity threats could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations.

While we have established policies and procedures to prevent or limit the impact of cyber-attacks, there can be no assurance that such events will not occur or will be adequately addressed if they do. In addition, we also outsource certain cybersecurity functions, such as penetration testing, to third party service providers, and the failure of these service providers to adequately perform such functions could increase our exposure to security breaches and cybersecurity threats. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other malicious code and cyber-attacks that could have an impact on information security. Any such breach or attacks could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our financial condition and results of operations.

We must keep pace with technological change to remain competitive.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available, as well as related essential personnel. In addition, technology has lowered barriers to entry into the financial services market and made it possible for financial technology companies and other non-bank entities to offer financial products and services traditionally provided by banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Acts of terrorism and other external events could impact our business.

Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. The occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Regulation of the financial services industry is intense, and we may be adversely affected by changes in laws and regulations.

The Bank is subject to extensive regulation, supervision and examination by the FDIC and the New York State Department of Financial Services. In addition, the Company is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation, supervision and examination govern the activities in which we may engage, and are intended primarily for the protection of the deposit insurance fund and the Bank's depositors and not for the protection of our stockholders. Federal and state regulatory agencies have the ability to take supervisory actions against financial institutions that have experienced increased loan losses and exhibit underwriting or other compliance weaknesses. These actions include the entering into of formal or informal written agreements and cease and desist orders that may place certain limitations on their operations. If we were to become subject to a regulatory action, such action could negatively impact our ability to execute our business plan, and result in operational restrictions, as well as our ability to grow, pay dividends, repurchase stock or engage in mergers and acquisitions. See "*Item 1: Business — Regulation and Supervision — Bank Regulation — Capital Requirements*" for a discussion of regulatory capital requirements.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

The Company is an emerging growth company and, for so long as it continues to be an emerging growth company, the Company may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, the Company also is not subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that its independent auditors review and attest as to the effectiveness of its internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C.   **CYBERSECURITY**

Our information security program is managed by a dedicated Chief Information Officer, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The Chief Information Officer provides periodic reports to our Board of Directors, as well as our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the emerging threat landscape. Our program is regularly evaluated by internal and external experts with the results of those reviews reported to senior management and the Board. We also actively engage with key vendors, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures.

ITEM 2.   **PROPERTIES**

At December 31, 2024, we conducted business through our administrative headquarters located in White Plains, New York and through our eleven branch offices located in Bronx, New York, Rockland, Orange, and Sullivan Counties in New York and Essex, Middlesex, and Norfolk Counties in Massachusetts and three loan production offices located in White Plains and New City, New York and Danvers, Massachusetts. We previously operated a leased wealth management office in Westport, Connecticut. However, we no longer maintain this office following the sale of all of the Bank's assets relating to Harbor West Wealth Management Group to a third party in January 2024, which the third party is currently leasing the office from us. At December 31, 2024, we leased five of our offices, and the total net book value of our land, buildings, furniture, fixtures and equipment was $24.8 million.

ITEM 3.   **LEGAL PROCEEDINGS**

From time to time, the Company and the Bank are involved in routine legal proceedings in the ordinary course of business. At December 31, 2024, such routine legal proceedings, in the aggregate, are believed by management to be immaterial to our financial condition, results of operations and cash flows.

ITEM 4.   **MINE SAFETY DISCLOSURES**

None.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common stock of the Company is traded on the Nasdaq Capital Market under the ticker symbol "NECB."

Holders

The number of shareholders of record of the Company at March 11, 2025 was 301.

Dividends

The Company has historically paid a quarterly cash dividend to stockholders. During the year ended December 31, 2024, the Company increased the quarterly cash dividends to $0.10 per share on March 21, 2024 and $0.15 per share on September 19, 2024 from $0.06 per share prior to 2024. As previously disclosed, the Company's Board of Directors also declared a one-time special cash dividend of $0.15 per share, which was paid on November 6, 2024, to shareholders of record at the close of business on October 6, 2024 and $0.18 per share, which was paid on May 31, 2022, to shareholders of record at the close of business on May 16, 2022.

In determining the amount of any future dividends, the board of directors will take into account the Company's financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital, industry standards, and economic conditions.

The Company cannot guarantee that it will pay continue to pay dividends or that, if paid, it will not reduce or eliminate dividends in the future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding outstanding options and shares outstanding under the Company's previously disclosed 2022 Equity Incentive Plan at December 31, 2024:

Period	(a) Numbers of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Numbers of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plan approved by security holders	842,896	$ 13.72	98,311
Equity compensation plan not approved by security holders	-	-	-
Total	842,896		98,311

Issuer Purchases of Equity Securities

On July 27, 2022, the Company announced that its Board of Directors had authorized a stock repurchase program to acquire up to 1,637,794 shares, or 10%, of the Company's currently issued and outstanding common stock commencing on August 1, 2022. The stock repurchase program was the Company's first repurchase program since completing its second-step conversion and related stock offering in July 2021.

On May 30, 2023, following the completion of the Company's first stock repurchase program, the Company announced that its Board of Directors had authorized a second stock repurchase program to acquire up to an additional 1,509,218 shares, or 10%, of the Company's currently issued and outstanding common stock.

The following table provides information on repurchases by the Company of its common stock under the Company's stock repurchase program during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2024	-	$ -	-	418,044
November 1 - 30, 2024	-	-	-	418,044
December 1 - 31, 2024	-	-	-	418,044
Total	-		-	

ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements of the Company that appear beginning on page F-1 of this report.

Executive Summary

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting of money market accounts, statement savings accounts, individual retirement accounts and certificates of deposit. Our results of operations also are affected by our provisions for credit losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of loan fees, service charges, and earnings on bank owned life insurance. Non-interest expense currently consists primarily of salaries and employee benefits, deposit insurance premiums, directors' fees, occupancy and equipment, data processing and professional fees. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Business Strategy

Growing our assets with a continued focus on the origination of construction loans.

At December 31, 2024, $1.4 billion, or 78.6%, of our total loan portfolio, net of loans in process, consisted of construction loans primarily located in high demand and high absorption areas in the New York Metropolitan Area. There continues to be a significant need for construction financing within the high absorption, homogeneous communities served by the Bank and we intend to continue to support the growth of these communities through the financing of condominium and apartment construction loans within the communities.

Maintaining strong asset quality and managing credit risk.

Strong asset quality is a key to the long-term financial success of any financial institution. We have been successful in maintaining strong asset quality in recent years. Our ratio of non-performing assets to total assets was 0.25%, 0.33%, and 0.10%, at December 31, 2024, 2023 and 2022, respectively. We attribute this credit quality to a conservative credit culture and an effective credit risk management environment. We have an experienced team of credit professionals, well-defined and implemented credit policies and procedures, what we believe to be conservative loan underwriting criteria, and active credit monitoring policies and procedures. Our senior management team also spends substantial time conducting construction site visits and visiting regularly with community leaders and borrowers in our high absorption communities, which enables us to understand the needs of our communities and to stay informed as to matters affecting those communities.

Continuing to grow our non-interest bearing deposit accounts through the maintenance of low customer fees and charges.

We believe that as a community bank we should maintain the fees and charges we charge our customers as low as possible. By doing so, we have been able to attract and retain supermarkets and other businesses as customers of the Bank and at the same time increase the amount of our non-interest bearing business accounts.

Expanding our franchise through de novo branching or branch acquisitions.

As the communities we serve continue to grow and expand into new areas, we believe there will be branch expansion opportunities within our market area and in the newly developing communities expanding outward from existing high absorption, homogeneous communities where our branches are currently located. We intend to continue to explore opportunities as they arise to expand our branch network.

Expanding our employee base, infrastructure and technology, as necessary, to support future growth.

We have already made significant investments in our infrastructure, technology and employee base to support the growth in our construction portfolio and the increased compliance responsibilities due to such growth, including experienced Bank Secrecy Act professionals. The additional capital raised in the 2021 second-step conversion offering provided us with additional resources to attract and retain the necessary talent and continue to enhance our infrastructure and technology to support our growth following the conversion.

Implement a stockholder-focused strategy for management of our capital.

We recognize that a strong capital position is essential to achieving our long-term objective of building stockholder value, and we believe that our capital position will support our future growth and expansion, and will give us flexibility to pursue other capital management strategies to enhance stockholder value.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles ("GAAP") and to general practices within the banking industry. Our significant accounting policies are described in note one to the consolidated financial statements included in this report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies, which are discussed below, to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Credit Losses - Loans

The allowance for credit losses related to loans is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses related to loans is measured on a collective (pool) basis when similar risk characteristics exist. If the risk characteristics of a loan change, such that they are no longer similar to other loans in the pool, the Company will evaluate the loan with a different pool of loans that share similar risk characteristics. If the loan does not share risk characteristics with other loans, the Company will evaluate the loan on an individual basis. The Company evaluates the pooling methodology at least annually. Loans are charged off against the allowance for credit losses related to loans when the Company believes the balances to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off.

The Company has chosen to segment its portfolio consistent with the manner in which it manages credit risk. Such segments include residential real estate, non-residential real estate, construction, commercial and industrial business, and consumer. For most segments, the Company calculates estimated credit losses using a probability of default and loss given default methodology, the results of which are applied to each individual loan within the segment. The point in time probability of default and loss given default are then conditioned by macroeconomic scenarios to incorporate reasonable and supportable forecasts that affect the collectability of the reported amount.

The Company estimates the allowance for credit losses related to loans via a quantitative analysis which considers relevant available information from internal and external sources related to past events and current conditions, as well as the incorporation of reasonable and supportable forecasts. The Company evaluates a variety of factors including third party economic forecasts, industry trends and other available published economic information in arriving at its forecasts. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower or the renewal option is included in the original or modified contract at the reporting date and are not unconditionally cancelable by the Company.

Also included in the allowance for credit losses related to loans are qualitative reserves to cover losses that are expected but, in the Company's assessment, might not be adequately represented in the quantitative analysis or the forecasts described above. Factors that the Company considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and non-accrual loans, the effect of external factors such as competition, legal and regulatory requirements, among others. Qualitative loss factors are applied to each portfolio segment with the amounts judgmentally determined by the relative risk to the most severe loss periods identified in the historical loan charge-offs of the Company.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on the loan's disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, the loan's observable market price or, for collateral-dependent loans, the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will charge off the difference between the fair value of the collateral, less costs to sell at the reporting date and the amortized cost basis of the loan.

Balance Sheet Analysis

General

Total assets increased $245.4 million, or 13.9%, to $2.0 billion at December 31, 2024, from $1.8 billion at December 31, 2023. The increase in assets was primarily due to increases in net loans of $226.0 million, cash and cash equivalents of $9.6 million, equity securities of $3.9 million, real estate owned of $3.7 million, and other assets of $3.5 million.

Cash and cash equivalents increased $9.6 million, or 14.0%, to $78.3 million at December 31, 2024 from $68.7 million at December 31, 2023. The increase in cash and cash equivalents was a result of an increase in deposits of $270.3 million, partially offset by a decrease in borrowings of $64.0 million, an increase of $227.0 million in net loans, dividends to shareholders of $8.7 million, and stock repurchases of $2.4 million.

Equity securities increased $3.9 million, or 21.5%, to $22.0 million at December 31, 2024 from $18.1 million at December 31, 2023. The increase in equity securities was attributable to the purchase of $4.0 million in equity securities during the second half of 2024, offset by market depreciation of $109,000 due to market interest rate volatility during the year ended December 31, 2024.

Securities held-to-maturity decreased $1.3 million, or 7.8%, to $14.6 million at December 31, 2024 from $15.9 million at December 31, 2023 due to $1.3 million in maturities and pay-downs of various investment securities, partially offset by a decrease of $10,000 in the allowance for credit losses for held-to-maturity securities.

Loans, net of the allowance for credit losses, increased $226.0 million, or 14.3%, to $1.8 billion at December 31, 2024 from $1.6 billion at December 31, 2023. The increase in loans, net of the allowance for credit losses, was primarily due to loan originations of $656.0 million during the year ended December 31, 2024, consisting primarily of $573.8 million in construction loans with respect to which approximately 36.3% of the funds were disbursed at loan closings, with the remaining funds to be disbursed over the terms of the construction loans. In addition, during the year ended December 31, 2024, we originated $54.9 million in commercial and industrial loans, $14.0 million in non-residential loans, $12.6 million in multi-family loans, and $600,000 in mixed-use loans. We also originated $9.2 million in letters of credit.

Loan originations during the year ended December 31, 2024 resulted in a net increase of $206.8 million in construction loans, $7.6 million in commercial and industrial loans, $8.3 million in non-residential loans, $7.7 million in multi-family loans, and $409,000 in consumer loans. The increase in our loan portfolio was partially offset by decreases of $3.1 million in mixed-use loans and $1.8 million in residential loans, coupled with normal pay-downs and principal reductions.

The allowance for credit losses related to loans decreased to $4.8 million as of December 31, 2024, from $5.1 million as of December 31, 2023. The decrease in the allowance for credit losses related to loans was due to charge-offs totaling $1.3 million, offset by provision for credit losses totaling $1.1 million.

Premises and equipment decreased $647,000, or 2.5%, to $24.8 million at December 31, 2024 from $25.5 million at December 31, 2023 primarily due to the depreciation of fixed assets.

Investments in Federal Home Loan Bank stock decreased $532,000, or 57.3%, to $397,000 at December 31, 2024 from $929,000 at December 31, 2023. The decrease was due primarily to the mandatory redemption of Federal Home Loan Bank stock totaling $630,000 in connection with the maturity of $14.0 million in advances in 2024, offset by purchases of Federal Home Loan Bank stock totaling $98,000 due to the growth of our mortgage loan portfolio.

Bank owned life insurance ("BOLI") increased $656,000, or 2.6%, to $25.7 million at December 31, 2024 from $25.1 million at December 31, 2023 due to increases in the BOLI cash value.

Accrued interest receivable increased $1.2 million, or 9.5%, to $13.5 million at December 31, 2024 from $12.3 million at December 31, 2023 due to an increase in the loan portfolio.

Real estate owned increased $3.7 million, or 251.6%, to $5.1 million at December 31, 2024 from $1.5 million at December 31, 2023 due to foreclosure of a property, with a book value of $4.4 million, located in the Bronx, New York, offset by charge-offs totaling $689,000 resulting from a decrease in the estimated fair value of a foreclosed property located in Pittsburgh, Pennsylvania.

Right of use assets — operating decreased $565,000, or 12.4%, to $4.0 million at December 31, 2024 from $4.6 million at December 31, 2023, primarily due to amortization.

Other assets increased $3.5 million, or 44.0%, to $11.6 million at December 31, 2024 from $8.0 million at December 31, 2023 due to increases of $3.1 million in tax assets, $476,000 in suspense accounts, and $6,000 in miscellaneous assets, partially offset by decreases of $40,000 in prepaid expenses and $2,000 in securities receivables.

Total deposits increased $270.3 million, or 19.3%, to $1.7 billion at December 31, 2024 from $1.4 billion at December 31, 2023. The increase in deposits was primarily due to the Bank offering competitive interest rates to attract deposits. This resulted in a shift in deposits whereby certificates of deposit increased $239.7 million, or 31.5%, and NOW/money market accounts increased $98.0 million, or 67.4%, partially offset by decreases in savings account balances of $54.3 million, or 28.2%, and non-interest bearing demand deposits of $14.7 million, or 4.9%.

Federal Reserve Bank borrowings of $50.0 million at December 31, 2023 and Federal Home Loan Bank advances of $14.0 million at December 31, 2023 were paid-off during the year ended December 31, 2024.

Advance payments by borrowers for taxes and insurance decreased $402,000, or 19.9%, to $1.6 million at December 31, 2024 from $2.0 million at December 31, 2023 due primarily to real estate tax payments for borrowers.

Lease liability – operating decreased $517,000, or 11.2%, to $4.1 million at December 31, 2024 from $4.6 million at December 31, 2023, primarily due to amortization.

Accounts payable and accrued expenses increased $972,000, or 7.2%, to $14.5 million at December 31, 2024 from $13.6 million at December 31, 2023 due primarily to increases in dividends payable and other payables of $856,000 and deferred compensation of $729,000, partially offset by decreases in accrued interest expense of $102,000, suspense account for loan closings of $99,000, and accrued expense of $79,000. The allowance for credit losses for off-balance sheet commitments decreased $334,000, or 32.1%, to $704,000 at December 31, 2024 from $1.0 million at December 31, 2023.

Stockholders' equity increased $39.0 million, or 14.0% to $318.3 million at December 31, 2024, from $279.3 million at December 31, 2023. The increase in stockholders' equity was due to net income of $47.1 million for the year ended December 31, 2024, the amortization expense of $2.0 million relating to restricted stock and stock options granted under the Company's 2022 Equity Incentive Plan, an increase of $1.3 million in earned employee stock ownership plan shares coupled with a reduction of $475,000 in unearned employee stock ownership plan shares, and an exercise of stock options totaling $14,000, partially offset by dividends paid and declared of $8.7 million, stock repurchases and stock repurchase excise taxes totaling $2.5 million, awarding restricted stock totaling $725,000. and $93,000 in other comprehensive income.

Loans

Our loan portfolio consists primarily of construction loans, commercial and industrial loans, multifamily and mixed-use residential real estate loans and non-residential real estate loans. We also have a limited amount of one- to four-family residential real estate loans, which we no longer originate, and consumer loans, which we originate on a very limited basis.

The following table shows the loan portfolio at the dates indicated:

	2024		2023	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Residential real estate loans:				
One- to four-family	$ 3,472	0.19 %	$ 5,252	0.33 %
Multifamily	206,606	11.40	198,927	12.54
Mixed-use	26,571	1.47	29,643	1.87
Total residential real estate loans	236,649	13.06	233,822	14.74
Non-residential real estate loans	29,446	1.62	21,130	1.33
Construction loans	1,426,167	78.68	1,219,413	76.85
Commercial and industrial loans	118,736	6.55	111,116	7.00
Consumer loans	1,649	0.09	1,240	0.08
Total loans	1,812,647	100.00 %	1,586,721	100.00 %
Allowance for credit losses	(4,830)		(5,093)	
Deferred loan (fees) costs, net	(49)		176	
Loans, net	$ 1,807,768		$ 1,581,804	

Loan Maturity. The following table sets forth certain information at December 31, 2024 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

December 31, 2024	One- to Four-Family	Multi-Family	Mixed-Use	Non-Residential Real Estate	Construction	Commercial and Industrial	Consumer	Total Loans
				(Dollars in thousands)				
Amounts due in:								
One year or less	$ —	$ 1,688	$ 1,733	$ 947	$ 1,039,799	$ 93,222	$ 1,648	$ 1,139,037
More than 1-5 years	453	144,589	9,901	10,033	386,368	16,780	1	568,125
More than 5-15 years	317	57,860	14,937	18,466	—	8,734	—	100,314
More than 15 years	2,702	2,469	—	—	—	—	—	5,171
Total	$ 3,472	$ 206,606	$ 26,571	$ 29,446	$ 1,426,167	$ 118,736	$ 1,649	$ 1,812,647

The following table sets forth all loans at December 31, 2024 that are due after December 31, 2025 and have either fixed interest rates or floating or adjustable interest rates:

	Fixed Rates	Floating or Adjustable Rates	Total at December 31, 2024
	(Dollars in thousands)		
Residential real estate loans:			
One- to four-family	$ 3,019	$ 453	$ 3,472
Multifamily	140,138	64,780	204,918
Mixed-use	2,320	22,518	24,838
Non-residential real estate loans	1,328	27,171	28,499
Construction loans	—	386,368	386,368
Commercial and industrial loans	17,085	7,429	24,514
Consumer loans	1	—	1
Total	$ 163,891	$ 508,719	$ 672,610

Securities

Our investment portfolio consists primarily of mutual funds, residential mortgage-backed securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae primarily with stated final maturities of 10 years or more, and municipal securities with maturities of one year or more.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2024. Weighted average yields on tax-exempt securities are presented on a tax equivalent basis using a combined federal and state marginal rate of 28.4%. Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges. Equity securities are not included in the table based on lack of a maturity date. The table presents contractual maturities for mortgage-backed securities and does not reflect repricing or the effect of prepayments.

December 31, 2024	Due within One Year Carrying Value	Weighted Average Yield	Due after One but within Five Years Carrying Value	Weighted Average Yield	Due after Five but within Ten Years Carrying Value	Weighted Average Yield	Due after Ten Years Carrying Value	Weighted Average Yield	Total Carrying Value	Weighted Average Yield
					(Dollars in thousands)					
Securities held-to-maturity:										
Mortgage-backed securities..	$ —	— %	$ 3	4.62 %	$ 1,008	2.10 %	$ 1,855	2.24 %	$ 2,866	2.20 %
U.S. agency collateralized mortgage obligations	—	—	—	—	—	—	2,782	1.49	2,782	1.49
Municipal bonds	527	1.73	1,818	1.76	1,715	1.45	5,034	1.46	9,094	1.53
Total held-to-maturity	$ 527	1.73 %	$ 1,821	1.76 %	$ 2,723	1.69 %	9,671	1.62 %	$ 14,742	1.65 %
Total investment securities	$ 527	1.73 %	$ 1,821	1.76 %	$ 2,723	1.69 %	9,671	1.62 %	$ 14,742	1.65 %

Deposits

Deposits are a major source of our funds for lending and other investment purposes, and our deposits are provided primarily by individuals within our market area. In addition, we rely on brokered, listing and military deposits, which represent a viable and cost effective addition to our deposit gathering and maintenance strategy, often at a lower "all-in" cost when compared to our retail branch network. Use of these types of deposits allows us to match the maturity of these deposits to the term of our construction loans. The following table sets forth the deposits as a percentage of total deposits for the dates indicated:

	At December 31, 2024 Average Outstanding Balance	Percent	Average Rate	2023 Average Outstanding Balance	Percent	Average Rate
			(Dollars in thousands)			
Demand deposits:						
Non-interest bearing.	$ 277,957	17.82%	—	$ 322,185	25.18%	—
NOW and money market.	209,993	13.46%	3.41%	93,426	7.30%	3.07%
Total.	487,950	31.28%	1.56%	415,611	32.48%	1.00%
Savings accounts	154,430	9.90%	2.16%	248,755	19.44%	2.71%
Certificates of deposit	917,665	58.82%	4.71%	615,124	48.08%	4.62%
Total.	$ 1,560,045	100.00%	3.50%	$ 1,279,490	100.00%	3.20%

As of December 31, 2024 and 2023, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $346.9 million and $344.8 million, respectively. In addition, as of December 31, 2024, the aggregate amount of all our uninsured certificates of deposit was $187.2 million. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance.

The following table sets forth the portion of the Bank's certificates of deposit, by remaining time until maturity, that are in excess of the FDIC insurance limit as of December 31, 2024:

	At December 31, 2024
	(In thousands)
Maturity Period:	
Three months or less.	$ 54,390
Over three through six months	111,482
Over six through twelve months	6,045
Over twelve months	15,260
Total	$ 187,177

Average Balance Sheets

The following tables set forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees totaled $49,000 and deferred loan costs totaled $176,000 for the years ended December 31, 2024 and 2023, respectively. Loan balances exclude loans held for sale.

	Year Ended December 31,					
	2024			2023		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ 1,701,079	$ 153,902	9.05 %	$ 1,401,492	$ 127,486	9.10 %
Securities	34,765	839	2.41	37,819	777	2.05
Federal Home Loan Bank stock	677	70	10.34	984	82	8.33
Other interest-earning assets	92,610	5,202	5.62	76,542	4,143	5.41
Total interest-earning assets	1,829,131	160,013	8.75	1,516,837	132,488	8.73
Allowance for credit losses	(4,940)			(4,676)		
Noninterest-earning assets	90,675			84,287		
Total assets	$ 1,914,866			$ 1,596,448		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 209,993	$ 8,498	4.05 %	$ 93,426	$ 2,459	2.63 %
Savings and club accounts	154,430	3,799	2.46	248,755	6,777	2.72
Certificates of deposit	917,665	43,322	4.72	615,124	24,945	4.06
Interest-bearing deposits	1,282,088	55,619	4.34	957,305	34,181	3.57
Federal Home Loan Bank advances and other	33,117	1,602	4.84	29,007	1,116	3.85
Total interest-bearing liabilities	1,315,205	$ 57,221	4.35	986,312	$ 35,297	3.58
Noninterest-bearing demand deposits	277,957			322,185		
Other noninterest-bearing liabilities	19,739			17,139		
Total liabilities	1,612,901			1,325,636		
Total shareholders' equity	301,965			270,812		
Total liabilities and shareholders' equity	$ 1,914,866			$ 1,596,448		
Net interest income		$ 102,792			$ 97,191	
Net interest rate spread (1)			4.40 %			5.15 %
Net interest margin (3)			5.62 %			6.41 %
Net interest-earning assets (2)	$ 513,926			$ 530,525		
Average interest-earning assets to interest-bearing liabilities	139.08 %			153.79 %		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. or purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended 12/31/2024 Compared to Year Ended 12/31/2023		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest income:			
Loans receivable	$ 27,108	$ (692)	$ 26,416
Securities	(66)	128	62
Federal Home Loan Bank stock	(29)	17	(12)
Other interest-earning assets	898	161	1,059
Total	$ 27,911	$ (386)	$ 27,525
Interest expense:			
Interest bearing demand deposit	$ 4,221	$ 1,818	$ 6,039
Savings accounts	(2,371)	(607)	(2,978)
Certificates of deposits	13,779	4,598	18,377
Borrowed money	173	313	486
Total	15,802	6,122	21,924
Net change in net interest income	$ 12,109	$ (6,508)	$ 5,601

Results of Operations for the Years Ended December 31, 2024 and 2023

Financial Highlights

Net income for the year ended December 31, 2024 was $47.1 million compared to net income of $46.3 million for the year ended December 31, 2023. Net income for the year ended December 31, 2024 was greater than the year ended December 31, 2023 primarily due to an increase in net interest income and provision for credit losses reduction, partially offset by a decrease in non-interest income, an increase in non-interest expenses, and an increase in income tax expense.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

	Year Ended December 31,			
			Change Fiscal 2024/2023	
	2024	2023	$	%
	(Dollars in thousands)			
Net interest income	$ 102,792	$ 97,191	$ 5,601	5.76 %
Provision for credit losses	740	972	(232)	(23.87)%
Non-interest income	2,783	3,743	(960)	(25.65)%
Non-interest expenses	39,062	35,221	3,841	10.91 %
Income tax expense	18,699	18,465	234	1.27 %
Net income	$ 47,074	$ 46,276	$ 798	1.72 %
Return on average assets	2.50 %	2.90 %		
Return on average equity	15.83 %	17.09 %		

Net Interest Income

Net interest income totaled $102.8 million for the year ended December 31, 2024, as compared to $97.2 million for the year ended December 31, 2023. The increase in net interest income of $5.6 million, or 5.8%, was primarily due to an increase in interest income that exceeded an increase in interest expense.

The increase in interest income is attributable to increases in loans and interest-bearing deposits, partially offset by decreases in investment securities and FHLB stock. The increase in interest income is also attributable to the Federal Reserve's interest rate increases during 2023 that continued until September 2024. However, the Federal Reserve's decrease of interest rates starting in September 2024 impacted the yield on our interest earning assets.

The increase in market interest rates in 2023 that continued until September 2024 also caused an increase in our interest expense. As a result, the increase in interest expense for the year ended December 31, 2024 was due to an increase in the cost of funds on our deposits and borrowed money. The increase in interest expense was also due to increases in the average balances on our certificates of deposits, our interest-bearing demand deposits, and our borrowed money, offset by a decrease in the average balance of our savings and club deposits.

Total interest and dividend income increased $27.5 million, or 20.8%, to $160.0 million for the year ended December 31, 2024 from $132.5 million for the year ended December 31, 2023. The increase in interest and dividend income was due to an increase in the average balance of interest earning assets of $312.3 million, or 20.6%, to $1.8 billion for the year ended December 31, 2024 from $1.5 billion for the year ended December 31, 2023 and an increase in the yield on interest earning assets by two basis points from 8.73% for the year ended December 31, 2023 to 8.75% for the year ended December 31, 2024.

Interest expense increased $21.9 million, or 62.1%, to $57.2 million for the year ended December 31, 2024 from $35.3 million for the year ended December 31, 2023. The increase in interest expense was due to an increase in the cost of interest bearing liabilities by 77 basis points from 3.58% for the year ended December 31, 2023 to 4.35% for the year ended December 31, 2024, and an increase in average interest bearing liabilities of $328.9 million, or 33.3%, to $1.3 billion for the year ended December 31, 2024 from $986.3 million for the year ended December 31, 2023.

The increase in the cost of interest bearing liabilities was also partially due to a shift to interest bearing certificates of deposits and interest bearing demand deposits from savings accounts as the average balances of interest bearing certificates of deposits increased by $302.5 million, or 49.2%, from $615.1 million for the year ended December 31, 2023 to $917.7 million for the year ended December 31, 2024 and the average balances of interest bearing demand deposits increased by $116.6 million, or 124.8%, from $93.4 million for the year ended December 31, 2023 to $210.0 million for the year ended December 31, 2024. During the same time period, the average balances of savings accounts decreased by $94.3 million, or 37.9%, from $248.8 million for the year ended December 31, 2023 to $154.4 million for the year ended December 31, 2024. The increase in the average balances of interest bearing certificates of deposits and interest bearing demand deposits were used primarily to fund the loan portfolio growth and decreases in savings and club deposits and non-interest bearing demand deposits.

The average balances of our non-interest bearing demand deposits decreased by $44.2 million, or 13.7%, from $322.2 million for the year ended December 31, 2023 to $278.0 million for the year ended December 31, 2024. Net interest margin decreased by 79 basis points, or 12.3%, for the year ended December 31, 2024 to 5.62% compared to 6.41% for the year ended December 31, 2023. The decrease in the net interest margin was due to an increase in the average balance of interest earning assets of $312.3 million or 20.6% that outpaced an increase in the net interest income of $5.6 million, or 5.8%.

Credit Loss Expense. A credit loss expense of $740,000 was recorded for the year ended December 31, 2024 as compared to a credit loss expense of $972,000 for the year ended December 31, 2023. The credit loss expense of $740,000 for the year ended December 31, 2024 was comprised of a credit loss expense for loans of $1.0 million, partially offset by a credit loss expense reduction for off-balance sheet commitments of $334,000 and a credit loss expense reduction for held-to-maturity investment securities of $10,000.

The credit loss expense for loans of $1.0 million for the year ended December 31, 2024 was primarily attributed to charge-offs totaling $1.3 million, partially offset by favorable trends in the economy.

The credit loss expense reduction for off-balance sheet commitments of $334,000 for the year ended December 31, 2024 was primarily attributed to a reduction of $157.6 million in the level of off-balance sheet commitments. The credit loss expense reduction for held-to-maturity investment securities of $10,000 for the year ended December 31,

2024 was primarily attributed to a reduction of $708,000 in the level of applicable held-to-maturity investment securities.

The credit loss expense of $972,000 for the year ended December 31, 2023 was comprised of credit loss expense for loans of $1.5 million and credit loss expense for held-to-maturity investment securities of $5,000, partially offset by a credit loss expense reduction for off-balance sheet commitments of $548,000.

We charged-off $1.3 million during the year ended December 31, 2024 as compared to charge-offs of $313,000 during the year ended December 31, 2023. The charge-offs of $1.3 million during the year ended December 31, 2024 were comprised of a complete charge-off of $1.0 million against a potential non-performing commercial and industrial loan whereby the borrower pleaded guilty and faces incarceration due to loan fraud not related to our commercial and industrial loan and charge-offs totaling $347,000 against various unpaid overdrafts in our demand deposit accounts. The charge-offs of $313,000 during the year ended December 31, 2023 were comprised of a charge-off of $159,000 related to three performing construction loans on the same project whereby we sold the loans to a third-party at a loss of $159,000. The remaining charge-offs of $154,000 for the 2023 period were against various unpaid overdrafts in our demand deposit accounts.

We recorded no recoveries from previously charged-off loans during the year ended December 31, 2024 and 2023.

Based on a review of our loan portfolio, held-to-maturity investment securities, and off-balance sheet commitments at December 31, 2024, management believes that the allowance is maintained at a level that represents its best estimate of expected future losses in the loan portfolio, held-to-maturity investment securities, and off-balance sheet commitments that were both probable and reasonably estimable.

Management uses available information to establish the appropriate level of the allowance for credit losses. Future additions or reductions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. As a result, our allowance for credit losses may not be sufficient to cover actual loan losses, and future provisions for credit losses could materially adversely affect our operating results. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for credit losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Non-Interest Income

The following table sets forth a summary of non-interest income for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Other loan fees and service charges	$ 2,098	$ 1,891
Gain (loss) on disposition of equipment	22	(18)
Earnings on bank-owned life insurance	656	1,013
Investment advisory fees	—	458
Realized and unrealized (loss) gain on equity securities	(109)	294
Other	116	105
Total	$ 2,783	$ 3,743

The decrease in total non-interest income of $960,000, or 25.6%, was primarily due to decreases of $458,000 in investment advisory fees, $403,000 in unrealized gains (losses) on equity securities, and $357,000 in BOLI income, partially offset by increases of $207,000 in other loan fees and service charges, $40,000 from sale/disposition of fixed assets, and $11,000 in miscellaneous other non-interest income.

The decrease in investment advisory fees was due to the disposition in January 2024 of the Bank's assets relating to the Harbor West Wealth Management Group. As a result of the transaction, the Bank no longer generates investment advisory fees. The decrease in unrealized gain (loss) on equity securities was due to an unrealized loss of $109,000 on equity securities during the year ended December 31, 2024 compared to an unrealized gain of $294,000 on equity securities during the year ended December 31, 2023. The unrealized loss of $109,000 on equity securities during the 2024 period was due to market interest rate volatility during the year ended December 31, 2024.

The decrease in BOLI income was primarily due to two death claims totaling $1.8 million on BOLI policies that resulted in additional BOLI income of $404,000 in the year ended December 31, 2023.

The increase of $207,000 in other loan fees and service charges was due to increases of $148,000 in other loan fees and loan servicing fees, $51,000 in ATM/debit card/ACH fees, and $7,000 in deposit account fees.

Regarding the sale/disposition of fixed assets, we recorded gains of $22,000 during the year ended December 31, 2024 compared to losses of $18,000 during the year ended December 31, 2023.

Non-Interest Expense

The following table sets forth an analysis of non-interest expense for the periods indicated:

	Year Ended December 31,			
	2024		**2023**	
	(Dollars in thousands)			
Salaries and employee benefits	$	20,942	$	18,839
Occupancy expense		2,828		2,595
Equipment		890		1,055
Outside data processing		2,604		2,210
Advertising		418		521
Loss on disposition of business		—		138
Real estate owned expense		731		93
Other		10,649		9,770
Total	$	39,062	$	35,221

Non-interest expense increased $3.8 million, or 10.9%, to $39.1 million for the year ended December 31, 2024 from $35.2 million for the year ended December 31, 2023. The increase resulted primarily from increases of $2.1 million in salaries and employee benefits, $879,000 in other operating expense, $638,000 in real estate owned expense, $394,000 in outside data processing expense, and $233,000 in occupancy expense, partially offset by decreases of $165,000 in equipment expense, $138,000 in loss on the disposition of the Bank's assets relating to the Harbor West Wealth Management Group, and $103,000 in advertising expense.

Salaries and employee benefits increased by $2.1 million, or 11.2%, to $20.9 million in 2024 from $18.8 million in 2023 primarily due to the hiring of additional personnel to support the growth of the Company, an increase in personnel compensation in order to remain competitive in recruiting and retaining personnel, an increase in the ESOP compensation cost due to an increase in the value of the Company's stock, an increase in the amortization of expenses related to the 2022 Equity Incentive Plan awards of restricted stocks and options, and a decrease in loan origination expenses related to loan origination fees due to a decrease in loan originations.

Other non-interest expense increased by $879,000 or 9.0%, to $10.6 million in 2024 from $9.8 million in 2023 due mainly to increases of $448,000 in miscellaneous other non-interest expense, $310,000 in service contracts expense, $252,000 in directors compensation, $59,000 in directors, officers, and employee expenses, $40,000 in audit and accounting fees, $29,000 in office supplies, $26,000 in expenses related to the hiring of personnel, and $17,000 in insurance expense. These increases were partially offset by decreases of $222,000 in legal fees, $44,000 in consulting fees, and $36,000 in telephone expense.

The increase of $448,000 in miscellaneous other non-interest expense was mainly due to an increase of $384,000 in regulatory insurance premiums and assessments due to an increase in our total assets, an increase of $43,000 in dues and subscriptions and $21,000 in other non-interest expense.

Real estate owned expense increased by $638,000, or 686.0%, to $731,000 in 2024 from $93,000 in 2023 due to the write down of $689,000 in the value of a Pittsburgh, Pennsylvania foreclosed property in 2024, partially offset by a decrease of $50,000 in operating expenses to maintain that real estate owned property in 2024. The write down of $689,000 on the fair market value of the Pittsburgh, Pennsylvania foreclosed property in 2024 was due to the decrease in demand for office space in that area.

Outside data processing expense increased by $394,000, or 17.8%, to $2.6 million in 2024 from $2.2 million in 2023 due to an increase in transactions and additional services required in 2024 to support the Company's expansion. Occupancy expense increased by $233,000, or 9.0%, to $2.8 million in 2024 from $2.6 million in 2023 primarily as a result of the increased cost of operating office space.

Equipment expense decreased by $165,000, or 15.6%, to $890,000 in 2024 from $1.1 million in 2023 due to a reduced need to purchase additional equipment in 2024. Advertising expense decreased by $103,000, or 19.8%, to $418,000 in 2024 from $521,000 in 2023 due mainly to a decrease in promotional products.

There was no disposition of a business segment in 2024 compared to a loss of $138,000 in the disposition of Harbor West in 2023.

Income Taxes. The Company recorded income tax expense of $18.7 million and $18.5 million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, the Company had approximately $802,000 in tax exempt income, compared to $1.1 million in tax exempt income for the year ended December 31, 2023. The decrease in tax exempt income was due to two death claims totaling $1.8 million on BOLI policies during the year ended December 31, 2023. Our effective income tax rates were 28.4% and 28.5% for the year ended December 31, 2024 and 2023, respectively.

Risk Management

Overview

Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risk, liquidity risk and reputation risk. Operational risk includes risks related to fraud, regulatory compliance, processing errors, technology, and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Management of Credit Risk

The objective of our credit risk management strategy is to quantify and manage credit risk and to limit the risk of loss resulting from an individual customer default. Our credit risk management strategy focuses on conservatism, an excellent knowledge of the communities we lend in, and significant levels of monitoring. Our lending practices include conservative exposure limits and underwriting, extensive documentation and collection standards. Our credit risk management strategy also emphasizes diversification at the borrower level as well as regular credit examinations, continuous site visits by executive management and management reviews of large credit exposures and credits that might experience deterioration of credit quality.

As part of its risk management process, the Bank conducts stress testing on its commercial real estate portfolio, performs a global cash flow analysis for loans associated with multiple properties and/or guarantors and also operates a loan review program for all real estate loans (including construction loans) with terms more than 12 months. In addition, we track our board approved limits for each commercial real estate category on a monthly basis.

Analysis of Non-Performing, Troubled Debt Restructurings and Classified Assets.

Classified Assets. FDIC regulations and our Asset Classification Policy provide that loans and other assets considered to be of lesser quality be classified as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. We classify an asset as "special mention" if the asset has a potential weakness that warrants management's escalated level of attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset. Loans classified as impaired for financial reporting purposes are generally those loans classified as substandard or doubtful for regulatory reporting purposes.

An insured institution is required to establish allowances for credit losses in an amount deemed prudent by management for loans classified as substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required to charge off such amounts. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC.

The following table sets forth information with respect to our non-performing assets at the dates indicated.

	At December 31,	
	2024	2023
	(Dollars in thousands)	
Total non-accrual loans	$ —	$ 4,385
Total accruing loans past due 90 days or more	—	—
Total non-performing loans	—	4,385
Real estate owned	5,120	1,456
Total non-performing assets	$ 5,120	$ 5,841
Total non-performing loans to total loans	— %	0.37 %
Total non-performing assets to total assets	0.25 %	0.33 %

During the year ended December 31, 2024, non-performing assets decreased by $721,000, or 12.3%, to $5.1 million as of December 31, 2024 from $5.8 million as of December 31, 2023. At December 31, 2023, we had two non-performing construction loans totaling $4.4 million secured by the same project located in the Bronx, New York. We successfully foreclosed on these two loans on October 21, 2024 and the balances were transferred to foreclosed real estate. As a result, at December 31, 2024, we had two non-performing assets consisting of two foreclosed properties, with one foreclosed property totaling $4.4 million located in the Bronx, New York and one foreclosed property totaling $767,000 located in Pittsburgh, Pennsylvania.

In 2024, we collected no interest income from loans that were in non-accrual status in 2024. In 2023, we collected no interest income from loans that were in non-accrual status in 2023.

From time to time, as part of our loss mitigation strategy, we may modify loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay, or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. There were no new loan modifications to borrowers experiencing financial difficulties during the years ended December 31, 2024 and December 31, 2023. At December 31, 2024 and 2023, we had no loans modified to borrowers experiencing financial difficulty.

The following table summarizes classified and criticized assets of all portfolio types at the dates indicated:

	At December 31,	
	2024	2023
	(In thousands)	
Classified loans:		
Substandard	$ 241	$ 4,385
Doubtful	—	—
Loss	—	—
Total classified loans	241	4,385
Special mention	—	915
Total criticized loans	$ 241	$ 5,300

On the basis of management's review of our assets, we had one loan with a balance of $241,000 classified as substandard at December 31, 2024 compared to two loans totaling $4.4 million classified as substandard at December 31, 2023. In addition, we had no loans classified as special mention at December 31, 2024 compared to one loan with a balance of $915,000 classified as special mention at December 31, 2023.

There were no assets classified as doubtful or loss at December 31, 2024 or 2023. The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations. Not all classified assets constitute non-performing assets.

The decrease in substandard assets was due to the addition of a performing commercial and industrial loan with a balance of $241,000 at December 31, 2024 that experienced a significant decline in sales revenue in 2024, offset by the successful foreclosure and transfer to real estate owned in 2024 of two non-performing, non-accrual construction loans totaling $4.4 million secured by the same project located in the Bronx, New York.

The decrease in special mention assets was due to the removal from special mention of one multi-family loan with a balance of $915,000 at December 31, 2023 that has been performing during 2024.

Delinquent Loans

The following table provides information about delinquencies in our loan portfolio at the dates indicated:

	At December 31,					
	2024			2023		
	Days Past Due			Days Past Due		
	30 – 59	60 – 89	90 or more	30 – 59	60 – 89	90 or more
	(In thousands)					
Residential real estate loans:						
Multi-family	$ 931	$ —	$ —	$ —	$ —	$ —
Consumer loan:	—	—	—	1	—	—
Construction loan:	—	—	—	2,319	—	4,385
Total	$ 931	$ —	$ —	$ 2,320	$ —	$ 4,385

Analysis and Determination of the Allowance for Credit Losses - Loans

The allowance for credit losses ("ACL") is a valuation account that reflects management's evaluation of expected future losses in the loan portfolio. We evaluate the need to establish allowances against credit losses on loans on a quarterly basis. When additional allowances are necessary, a provision for credit losses is charged to earnings. The ACL is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. The ACL consists of two elements: (1) identification of loans that must be individually analyzed for credit loss and (2) establishment of an ACL for loans collectively analyzed.

Individually Analyzed Loans. Management regularly monitors the condition of borrowers and assesses both internal and external factors in determining whether any relationships have deteriorated, considering factors such as historical loss experience, trends in delinquency and non-performing loans, changes in risk composition and underwriting standards, and regional and national economic conditions and trends.

Our loan officers, loan servicing staff, and internal loan review personnel identify and manage potential problem loans within our mortgage, construction, and commercial and industrial loan portfolio. Non-performing assets within these loan portfolios are transferred to the Special Assets Department for workout or litigation. The Special Assets Department reports directly to the Executive Committee. Changes in management, financial or operating performance, company behavior, industry factors and external events and circumstances are evaluated on an ongoing basis to determine whether potential impairment is evident and additional analysis is needed. For our loan portfolio, risk ratings are assigned to each individual loan to differentiate risk within the portfolio and are reviewed on an ongoing basis by the Internal Loan Review Department and revised, if needed, to reflect the borrower's current risk profiles and the related collateral positions.

The risk ratings consider factors such as property location, property type, loan duration, debt capacity and coverage ratios, absorption rate and marketability, borrower's experience, borrower's financial condition, and borrower's credit quality. When a credit's risk rating is downgraded to a certain level, the relationship must be reviewed and detailed reports completed that document risk management strategies for the credit going forward, and the appropriate accounting actions to take in accordance with generally accepted accounting principles in the United States. When credits are downgraded beyond a certain level, our Special Assets Department becomes responsible for managing the credit risk.

The Executive Committee reviews risk rating actions (specifically downgrades or upgrades between pass and the criticized and classified categories) recommended by Internal Loan Review and/or Special Assets Departments on a quarterly basis. Our Lending, Loan Servicing and Internal Loan Review Departments monitor our mortgage, construction, and commercial and industrial loan portfolios for credit risk and deterioration considering factors such as delinquency, loan to value ratios and credit scores.

When problem loans are identified that are secured with collateral, management examines the loan files to evaluate the nature and type of collateral supporting the loans. Management documents the collateral type, date of the most recent valuation, and whether any liens exist, to determine the value to compare against the committed loan amount. If a loan is identified as impaired and is collateral dependent, an in-house analysis is performed and/or an updated appraisal is obtained to provide a baseline in determining the property's fair value. A collateral dependent impaired loan is written down to its appraised value and an allowance is established to cover potential selling costs. If the collateral value is subject to significant volatility (due to location of asset, obsolescence, etc.) an appraisal is obtained more frequently. In-house revaluations are typically performed on a quarterly basis and updated appraisals are obtained annually, if determined necessary.

When we determine that the value of an impaired loan is less than its carrying amount, we recognize impairment through a charge-off to the allowance for credit losses. We perform these assessments on an ongoing basis. For mortgage, construction, and commercial and industrial loans, a charge-off is recorded when management determines we will not collect 100% of a loan based on the fair value of the collateral or the net present value of expected future cash flows. The collateral deficiency on consumer loans and residential loans are generally charged-off when deemed to be uncollectible or delinquent 180 days, whichever comes first, unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Examples that would demonstrate repayment include a loan that is secured by adequate collateral and is in the process of collection, a loan supported by a valid guarantee or insurance, or a loan supported by a valid claim against a solvent estate.

Collectively Analyzed Loans. Additionally, we reserve for certain inherent, but undetected, losses that are probable within the loan portfolio. This is due to several factors, such as, but not limited to, inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions and the interpretation of economic trends. While this analysis is conducted at least quarterly, we have the ability to revise the allowance factors whenever necessary to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.

A comprehensive analysis of the allowance for credit losses on loans is performed on a quarterly basis. The entire allowance for credit losses on loans is available to absorb losses in the loan portfolio irrespective of the amount of each separate element of the ACL. Our principal focus, therefore, is on the adequacy of the total allowance for credit losses.

Although we believe we have established and maintained the ACL on loans at appropriate levels, changes in reserves may be necessary if actual economic and other conditions differ substantially from the forecast used in estimating the ACL. See note 1 to our consolidated financial statements for a detailed discussion of our accounting policies and methodologies for establishing the ACL.

The allowance for credit losses is subject to review by our banking regulators. The FDIC and the New York State Department of Financial Services, as an integral part of their examination process, periodically review our allowance for credit losses and make an assessment regarding its adequacy and the methodology employed in its determination. As a result, our banking regulators could require us to increase our allowance for credit losses - loans.

The following table sets forth the breakdown of the allowance for credit losses by loan category at the dates indicated:

	At December 31,					
	2024			**2023**		
	Amount	% of Allowance Amount to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance Amount to Total Allowance	% of Loans in Category to Total Loans
			(Dollars in thousands)			
Residential real estate loans ..	$ 1,900	39.34 %	13.06 %	$ 2,433	47.77 %	14.74 %
Non-residential real estate loans	308	6.38	1.62	126	2.47	1.33
Construction loans.	1,937	40.10	78.68	1,914	37.58	76.85
Commercial and industrial . . .	520	10.77	6.55	472	9.27	7.00
Consumer loans	165	3.42	0.09	148	2.91	0.08
Total allowance for credit losses	$ 4,830	100.00 %	100.00 %	$ 5,093	100.00 %	100.00 %

The following table sets forth an analysis of the activity in the allowance for credit losses related to loans for the periods indicated:

	At or For the Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Total loans net of deferred (fees) costs	$ 1,812,598	$ 1,586,897
Average loans outstanding	1,701,079	1,401,492
Allowance at beginning of period	$ 5,093	$ 5,474
Impact of adopting ASC 326	—	(1,584)
Net charge-offs:		
Residential real estate loans:		
One- to four-family	—	—
Multifamily	—	—
Mixed-use	—	—
Total residential real estate loans	—	—
Non-residential real estate loans	—	—
Construction loans	—	159
Commercial and industrial loans	1,000	—
Consumer loans	347	154
Total net charge-offs	1,347	313
Provision for credit losses	1,084	1,516
Allowance at end of period	$ 4,830	$ 5,093
Average loan outstanding:		
Residential real estate loans:		
One- to four-family	4,213	5,240
Multifamily	198,372	141,836
Mixed-use	27,965	28,034
Total residential real estate loans	230,550	175,110
Non-residential real estate loans	26,152	23,196
Construction loans	1,327,180	1,088,219
Commercial and industrial loans	115,807	113,908
Consumer loans	1,390	1,059
Total	1,701,079	1,401,492
Net charge-offs as a percentage of average loans outstanding		
Residential real estate loans:		
One- to four-family	— %	— %
Multifamily	—	—
Mixed-use	—	—
Total residential real estate loans	—	—
Non-residential real estate loans	—	—
Construction loans	—	0.01
Commercial and industrial loans	0.86	—
Consumer loans	24.96	14.54
Total net charge-offs	0.08 %	0.02 %
Credit Quality Ratios:		
As a percentage of year-end loans, net of deferred fees:		
Allowance for credit loss	0.27 %	0.32 %
Nonaccrual loans	— %	0.28 %
Nonperforming loans	— %	0.28 %
Allowance for credit losses to nonaccrual loans	NA %	116.15 %
Allowance for credit losses to nonperforming loans	NA %	116.15 %

The allowance for credit losses related to loans decreased by $263,000 to $4.8 million at December 31, 2024 from $5.1 million at December 31, 2023. The decrease in the allowances for credit losses was due primarily to the charge-offs of $1.3 million during the year ended December 31, 2024 that were comprised of a complete charge-off of $1.0 million against a potential non-performing commercial and industrial loan whereby the borrower pleaded guilty and faces incarceration due to loan fraud not related to our commercial and industrial loan and charge-offs totaling $347,000 against various unpaid overdrafts in our demand deposit accounts, partially offset by provision for credit losses related to loans totaling $1.0 million during 2024.

The increase in the provision for credit losses related to loans was due to increases in the construction, multi-family mortgage, non-residential mortgage, and commercial and industrial loan portfolio, partially offset by a decrease in the mixed-use mortgage loan portfolio.

We had no recoveries in 2024 and 2023. Loans evaluated collectively totaled $1.8 billion at December 31, 2024 compared to $1.6 billion at December 31, 2023. Loans evaluated individually totaled $241,000 at December 31, 2024 compared to $4.4 million at December 31, 2023.

The allowance for credit losses related to off-balance sheet commitments decreased by $334,000 to $704,000 at December 31, 2024 from $1.0 million at December 31, 2023 due primarily to a decrease in the amount of off-balance sheet commitments.

The allowance for credit losses related to held-to-maturity of debt securities decreased by $10,000 to $126,000 at December 31, 2024 from $136,000 at December 31, 2023 due primarily to a decrease in the amount of applicable held-to-maturity debt securities.

Interest Rate Risk Management

Interest rate risk is defined as the exposure to current and future earnings and capital that arises from adverse movements in interest rates. Depending on a bank's asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates. For example, a bank with predominantly long-term fixed-rate assets and short-term liabilities could have an adverse earnings exposure to a rising rate environment. Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates. This is referred to as re-pricing or maturity mismatch risk.

Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk), from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar re-pricing characteristics (basis risk), and from interest rate related options embedded in our assets and liabilities (option risk).

Our objective is to manage our interest rate risk by determining whether a given movement in interest rates affects our net interest income and the market value of our portfolio equity in a positive or negative way and to execute strategies to maintain interest rate risk within established limits. The results at December 31, 2024 indicate the level of risk within the parameters of our model. Our management believes that the December 31, 2024 results indicate a profile that reflects interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.

Model Simulation Analysis. We view interest rate risk from two different perspectives. The traditional accounting perspective, which defines and measures interest rate risk as the change in net interest income and earnings caused by a change in interest rates, provides the best view of short-term interest rate risk exposure. We also view interest rate risk from an economic perspective, which defines and measures interest rate risk as the change in the market value of portfolio equity caused by changes in the values of assets and liabilities, which fluctuate due to changes in interest rates. The market value of portfolio equity, also referred to as the economic value of equity, is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities.

These two perspectives give rise to income simulation and economic value simulation, each of which presents a unique picture of our risk of any movement in interest rates. Income simulation identifies the timing and magnitude of changes in income resulting from changes in prevailing interest rates over a short-term time horizon (usually one or

two years). Economic value simulation reflects the interest rate sensitivity of assets and liabilities in a more comprehensive fashion, reflecting all future time periods. It can identify the quantity of interest rate risk as a function of the changes in the economic values of assets and liabilities, and the corresponding change in the economic value of equity of the Bank. Both types of simulation assist in identifying, measuring, monitoring and controlling interest rate risk and are employed by management to ensure that variations in interest rate risk exposure will be maintained within policy guidelines.

We produce these simulation reports and discuss them with our management Asset and Liability Committee on a quarterly basis. The simulation reports compare baseline (no interest rate change) to the results of an interest rate shock, to illustrate the specific impact of the interest rate scenario tested on income and equity. The model, which incorporates asset and liability rate information, simulates the effect of various interest rate movements on income and equity value. The reports identify and measure our interest rate risk exposure present in our current asset/liability structure. Management considers both a static (current position) and dynamic (forecast changes in volume) analysis as well as non-parallel and gradual changes in interest rates and the yield curve in assessing interest rate exposures.

If the results produce quantifiable interest rate risk exposure beyond our limits, then the testing will have served as a monitoring mechanism to allow us to initiate asset/liability strategies designed to reduce and therefore mitigate interest rate risk. The table below sets forth an approximation of our interest rate risk exposure. The simulation uses projected repricing of assets and liabilities at December 31, 2024. The income simulation analysis presented represents a one-year impact of the interest scenario assuming a static balance sheet. Various assumptions are made regarding the prepayment speed and optionality of loans, investment securities and deposits, which are based on analysis and market information. The assumptions regarding optionality, such as prepayments of loans and the effective lives and repricing of non-maturity deposit products, are documented periodically through evaluation of current market conditions and historical correlations to our specific asset and liability products under varying interest rate scenarios.

Because the prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results. While we believe such assumptions to be reasonable, assumed prepayment rates may not approximate actual future prepayment activity on mortgage-backed securities or agency issued collateralized obligations (secured by one- to four-family loans and multifamily loans). Further, the computation does not reflect any actions that management may undertake in response to changes in interest rates and assumes a constant asset base. Management periodically reviews the rate assumptions based on existing and projected economic conditions and consults with industry experts to validate our model and simulation results.

The table below sets forth, as of December 31, 2024, the Bank's net portfolio value, the estimated changes in our net portfolio value and net interest income that would result from the designated instantaneous parallel changes in market interest rates.

	Twelve Month Net Interest Income	Net Portfolio Value	
Change in Interest Rates (Basis Points)	**Percent of Change**	**Estimated NPV**	**Percent of Change**
+300	23.83 %	$ 364,108	4.64 %
+200	16.09	359,276	3.25
+100	8.20	354,127	1.77
0	—	347,958	—
-100	(8.93) %	$ 338,651	(2.67)%
-200	(18.03)	327,376	(5.92)
-300	(28.08)	313,474	(9.91)

As of December 31, 2024, based on the scenarios above, net interest income would increase by approximately 8.20% to 23.83%, over a one-year time horizon in a rising interest rate environment. One-year net interest income would decrease by approximately 8.93% to 28.08% in a declining interest rate environment over the same period.

Economic value at risk would be positively impacted by a rise in interest rates and negatively impacted by a decline in interest rates. We have established an interest rate floor of zero percent for measuring interest rate risk. The

difference between the two results reflects the relatively long terms of a portion of our assets which is captured by the economic value at risk but has less impact on the one year net interest income sensitivity.

Overall, our December 31, 2024 results indicate that we are adequately positioned with an acceptable net interest income and economic value at risk and that all interest rate risk results continue to be within our policy guidelines.

Liquidity and Capital Resources

We maintain liquid assets at levels we believe are adequate to meet our liquidity needs. We established a liquidity ratio policy that identify three liquidity ratios consisting of (1) Cash/Deposits & Short-Term Borrowings ("Cash Liquidity"), (2) Cash & Investments/Deposits & Short-Term Borrowings ("On Balance Sheet Liquidity"), and (3) Cash & Investments & Borrowing Capacity/Deposits & Short-Term Borrowings ("On Balance Sheet Liquidity & Borrowing Capacity") to assist in the management of our liquidity. We also establish targets of 2.0% for the Cash Liquidity ratio, 8.0% for the On Balance Sheet Liquidity ratio, and 20.0% for the On Balance Sheet Liquidity & Borrowing Capacity ratio.

Our Cash Liquidity ratio, On Balance Sheet Liquidity ratio, and On Balance Sheet Liquidity & Borrowing Capacity ratio averaged 6.7%, 8.8%, and 65.6%, respectively, for the year ended December 31, 2024 compared to 6.7%, 9.6%, and 32.7%, respectively, for the year ended December 31, 2023. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on real estate loans, repay our borrowings, and to fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives. However, during the interest rate environment in 2024, we have strategically allowed these metrics to fall below the minimum thresholds at times to provide for the effective management of extension risk and other interest rate risks.

Our liquidity ratios cannot be calculated using amounts disclosed in our consolidated financial statements, as many of the calculations involve monthly, quarterly or annual averages. To calculate our liquidity ratios, the average liquidity base from the prior month is used as the denominator to calculate a daily liquidity ratio. The liquidity base consists of savings account balances, certificates of deposit balances, checking and money market balances, deposit loans and borrowings. The daily balances of these components are averaged to arrive at the liquidity base for the month, and the daily cash balances in selected general ledger accounts are used to derive our liquidity position. A daily liquidity ratio is calculated using the liquidity for the day divided by the prior month's average liquidity base. At the end of each month, a monthly liquidity position is calculated using the average liquidity position for the month divided by the prior month's average liquidity base. To calculate quarterly and annual liquidity ratios, we take the average liquidity for the three- or twelve-month period, respectively, and average it.

Our primary sources of liquidity are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities, other short-term investments, earnings, and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included with the Consolidated Financial Statements which begin on page F-1 of the Consolidated Financial Statements in this report.

Our primary investing activities are the origination of construction loans, commercial and industrial loans, multifamily loans, and to a lesser extent, mixed-use real estate loans and other loans. For the years ended December 31, 2024 and 2023, our loan originations totaled $656.0 million and $815.8 million, respectively. Cash received from the sales, calls, maturities and pay-downs on securities totaled $1.2 million and $11.2 million for the years ended December 31, 2024 and 2023, respectively. We purchased $4.0 million and $806,000 in securities for the years ended December 31, 2024 and 2023, respectively.

Deposit flows are generally affected by the level of interest rates we offer, the interest rates and products offered by local competitors, and other factors. Total deposits increased by $270.3 million at December 31, 2024 due to increases in certificates of deposits and NOW/money market deposits, offset by decreases in savings account deposits, and non-interest bearing demand deposits.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York to provide advances. As a member of the Federal Home Loan Bank of New York, we are required to own capital stock in the Federal Home Loan Bank of New York and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to credit-worthiness have been met. We had an available borrowing limit of $18.2 million and $29.7 million from the Federal Home Loan Bank of New York as of December 31, 2024 and 2023, respectively. We had no Federal Home Loan Bank advances at December 31, 2024 compared to $14.0 million in Federal Home Loan Bank advances at December 31, 2023.

The Federal Reserve Bank of New York ("FRBNY") approved on August 30, 2023 the Bank's eligibility to pledge loans under the Borrower-in-Custody program of the FRBNY thereby allowing the Bank to borrow from the Discount Window at the FRBNY. We had an available borrowing limit of $834.7 million and $865.1 million from the FRBNY as of December 31, 2024 and 2023, respectively. We had no FRBNY borrowings at December 31, 2024 compared to $50.0 million in FRBNY borrowings at December 31, 2023

In addition, we have a borrowing agreement with Atlantic Community Bankers Bank ("ACBB") to provide short-term borrowings of $8.0 million at December 31, 2024 and 2023. There were no outstanding borrowings with ACBB at December 31, 2024 and 2023.

At December 31, 2024, we had unfunded commitments on construction loans of $399.6 million, unfunded commitments under lines of credit of $86.2 million, outstanding commitments to originate loans of $61.2 million, and unfunded standby letters of credit of $14.9 million. At December 31, 2024, certificates of deposit scheduled to mature in less than one year totaled $918.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as various types of sourced deposits, Federal Home Loan Bank advances, and/or FRBNY borrowings, in order to maintain our level of assets. Alternatively, we could reduce our level of liquid assets, such as our cash and cash equivalents. In addition, the cost of such deposits may be significantly higher or lower depending on market interest rates at the time of renewal.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its stockholders, and interest and principal on outstanding debt, if any. The Company's primary sources of income are interest income derived from investments in loans and interest bearing accounts at other financial institutions and dividends received from the Bank. At December 31, 2024, the Company had liquid assets of $5.8 million and $15.2 million in loan participations originated by the Bank which are held by the Company.

Off-Balance Sheet Arrangements

For the year ended December 31, 2024, we did not engage in any off-balance sheet transactions reasonably likely to have a material adverse effect on our financial condition, results of operations or cash-flows.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 23 in the notes to the consolidated financial statements of the Company included in this report.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of the Company have been prepared in accordance with GAAP, which generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

ITEM 7A.   **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

The information required by this item is incorporated herein by reference to the section captioned *"Item 7: Management's Discussion and Analysis of Results of Operations and Financial Condition."*

ITEM 8.   **FINANCIAL STATEMENTS**

The information required by this item is included herein beginning on page F-1.

ITEM 9.   **CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure (1) that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and (2) that they are alerted in a timely manner about material information relating to the Company required to be filed in its periodic Securities and Exchange Commission filings.

Management Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a-15(f). The Company's system of internal control over financial reporting has been designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management has, including the Company's principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and based on such criteria, we believe that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

Internal Control Over Financial Reporting. During the quarter and year ended December 31, 2024, there were no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

This Annual Report on Form 10-K does not include an attestation report of the independent registered public accounting firm because the Company is an emerging growth company.

ITEM 9B.   **OTHER INFORMATION**

During the fiscal quarter ended December 31, 2024, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS**

None.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The information required by this item is incorporated herein by reference to *"Item 1: Business—Executive Officers"* in this Annual Report on Form 10-K and to the sections captioned "*Proposal 1—Election of Directors*," and "*Corporate Governance*" in our definitive proxy statement for our 2025 annual meeting of stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year covered by this Annual Report on Form 10-K (the "Proxy Statement").

The Company has adopted the NorthEast Community Bancorp, Inc. Policy Regarding Insider Trading (the "Insider Trading Policy") and related procedures governing the purchase, sale, and/or other disposition of its securities by its directors, officers, and employees that the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable Nasdaq Stock Market listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable Nasdaq Stock Market listing requirements.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

The information required by this item with respect to any delinquent reports filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the section captioned "*Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. A copy of the Code of Ethics and Business Conduct is available in the Investor Relations section of our website (www.necb.com). We intend to disclose any amendments to our Code of Ethics and Business Conduct required to be disclosed by the rules of the SEC and the Nasdaq Stock Market on the Investor Relations section of our website.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the section captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership*" in the Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the sections captioned "*Proposal 1— Election of Directors*," "*Policies and Procedures for Approval of Related Persons Transactions,*" "*Transactions with Related Persons*" and "*Corporate Governance*" in the Proxy Statement.

ITEM 14.   <u>**PRINCIPAL ACCOUNTANT FEES AND SERVICES**</u>

The information required by this item is incorporated herein by reference to the section captioned *"Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm*" in the Proxy Statement.

ITEM 15.   <u>EXHIBITS AND FINANCIAL STATEMENT SCHEDULES</u>

(1)   The financial statements required in response to this item are incorporated herein by reference from Item 8 of this Annual Report on Form 10-K.

(2)   All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3)   <u>Exhibits</u>

<u>No.</u>	<u>Description</u>	<u>Location</u>
3.1	Articles of Incorporation of NorthEast Community Bancorp, Inc.	Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
3.2	Bylaws of NorthEast Community Bancorp, Inc.	Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
4.0	Specimen Stock Certificate of NorthEast Community Bancorp, Inc.	Incorporated herein by reference to Exhibit 4.0 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
4.1	Description of NorthEast Community Bancorp, Inc.'s Common Stock Registered Under Section 12 of the Securities Exchange Act of 1934	Incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2022 (File No. 001-40589), filed on March 30, 2023
10.1	Employment Agreement by and between NorthEast Community Bancorp, Inc., NorthEast Community Bank and Kenneth A. Martinek+	Incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2023 (File No. 001-40589), filed on March 28, 2024
10.2	Employment Agreement by and between NorthEast Community Bancorp, Inc., NorthEast Community Bank and Jose M. Collazo+	Incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2023 (File No. 001-40589), filed on March 28, 2024
10.3	Employment Agreement by and between NorthEast Community Bancorp, Inc., NorthEast Community Bank and Donald S. Hom+	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2023 (File No. 001-40589), filed on August 10, 2023
10.4	NorthEast Community Bank Supplemental Executive Retirement Plan+	Incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021

10.5	NorthEast Community Bank Directors' Deferred Compensation Plan, as amended and restated+	Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
10.6	NorthEast Community Bank Outside Director Retirement Plan+	Incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
10.7	NorthEast Community Bancorp, Inc. Stock-Based Deferred Compensation Plan+	Incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
10.8	NorthEast Community Bancorp, Inc. 2022 Equity Incentive Plan+	Incorporated by reference to Appendix A to the Company's Definitive Proxy Materials on Schedule 14A (File No. 001-40589), filed on August 19, 2022
10.9	Agreement by and between NorthEast Community Bancorp, MHC, NorthEast Community Bancorp, Inc. and NorthEast Community Bank and Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P. and Joseph Stilwell	Incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-253982), initially filed on March 8, 2021
19.1	NorthEast Community Bancorp, Inc. Policy Regarding Insider Trading	Filed herewith
21.0	Subsidiaries	Filed herewith
23.1	Consent of S.R. Snodgrass, P.C.	Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	Filed herewith
97	NorthEast Community Bancorp, Inc. Incentive-Compensation Recoupment Policy	Incorporated herein by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2023 (File No. 001-40589), filed on March 28, 2024

101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statement of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements.	Filed herewith
104	Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101)	Filed herewith

+ Management contract or compensatory plan, contract or arrangement.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of NorthEast Community Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of NorthEast Community Bancorp, Inc., and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ S.R. Snodgrass, P.C. (PCAOB ID 00074)

We have served as the Company's auditor since 2021.

Cranberry Township, Pennsylvania

March 14, 2025

Northeast Community Bancorp, Inc.

Consolidated Statements of Financial Condition

	December 31, 2024	December 31, 2023
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and amounts due from depository institutions.	$ 13,700	$ 13,394
Interest-bearing deposits.	64,559	55,277
Total cash and cash equivalents	78,259	68,671
Certificates of deposit.	100	100
Equity securities	21,994	18,102
Securities held-to-maturity (net of allowance for credit losses of $126 and $136, respectively)	14,616	15,860
Loans receivable.	1,812,647	1,586,721
Deferred loan (fees) costs, net	(49)	176
Allowance for credit losses.	(4,830)	(5,093)
Net loans.	1,807,768	1,581,804
Premises and equipment, net	24,805	25,452
Investments in restricted stock, at cost	397	929
Bank owned life insurance.	25,738	25,082
Accrued interest receivable	13,481	12,311
Real estate owned.	5,120	1,456
Property held for investment	1,370	1,407
Right of Use Assets – Operating	4,001	4,566
Right of Use Assets – Financing	347	351
Other assets.	11,585	8,044
Total assets	$ 2,009,581	$ 1,764,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing.	$ 287,135	$ 300,184
Interest bearing.	1,383,240	1,099,852
Total deposits.	1,670,375	1,400,036
Advance payments by borrowers for taxes and insurance.	1,618	2,020
Borrowings	-	64,000
Lease Liability – Operating	4,108	4,625
Lease Liability – Financing	609	571
Accounts payable and accrued expenses.	14,530	13,558
Total liabilities	1,691,240	1,484,810

Northeast Community Bancorp, Inc.

Consolidated Statements of Financial Condition (Continued)

	December 31, 2024	December 31, 2023
	(In thousands, except share and per share amounts)	
Stockholders' equity:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized; none issued or outstanding	$ —	$ —
Common stock, $0.01 par value; 75,000,000 shares authorized; 14,016,254 shares and 14,144,856 shares outstanding, respectively.	140	142
Additional paid-in capital.	110,091	109,924
Unearned Employee Stock Ownership Plan ("ESOP") shares	(6,088)	(6,563)
Retained earnings	213,974	175,505
Accumulated other comprehensive income	224	317
Total stockholders' equity	318,341	279,325
Total liabilities and stockholders' equity	$ 2,009,581	$ 1,764,135

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Consolidated Statements of Income

| | Years Ended December 31, | |
	2024	2023
	(In thousands, except per share amounts)	
INTEREST INCOME:		
Loans	$ 153,902	$ 127,486
Interest-earning deposits	5,202	4,143
Securities	909	859
Total Interest Income	160,013	132,488
INTEREST EXPENSE:		
Deposits	55,619	34,181
Borrowings	1,564	1,078
Financing lease	38	38
Total Interest Expense	57,221	35,297
Net Interest Income	102,792	97,191
Provision for credit loss	740	972
Net Interest Income after Provision for Credit Loss	102,052	96,219
NON-INTEREST INCOME:		
Other loan fees and service charges	2,098	1,891
Gain (loss) on disposition of equipment	22	(18)
Earnings on bank owned life insurance	656	1,013
Investment advisory fees	-	458
Realized and unrealized (loss) gain on equity securities	(109)	294
Other	116	105
Total Non-Interest Income	2,783	3,743
NON-INTEREST EXPENSES:		
Salaries and employee benefits	20,942	18,839
Occupancy expense	2,828	2,595
Equipment	890	1,055
Outside data processing	2,604	2,210
Advertising	418	521
Loss on disposition of business	-	138
Real estate owned expense	731	93
Other	10,649	9,770
Total Non-Interest Expenses	39,062	35,221
INCOME BEFORE PROVISION FOR INCOME TAXES	65,773	64,741
PROVISION FOR INCOME TAXES	18,699	18,465
NET INCOME	$ 47,074	$ 46,276
EARNINGS PER COMMON SHARE – BASIC	$ 3.58	$ 3.32
EARNINGS PER COMMON SHARE – DILUTED	3.52	3.32
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC	13,136	13,930
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED	13,359	13,936

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Net Income	$ 47,074	$ 46,276
Other comprehensive (loss) income:		
Defined benefit pension:		
Reclassification adjustments out of accumulated other comprehensive income:		
Amortization of actuarial gain[1]	(41)	(32)
Actuarial (loss) gain arising during period	(88)	116
Total	(129)	84
Income tax benefit (effect)[2]	36	(24)
Tax adjustment - pension liability	—	101
Total other comprehensive (loss) income	(93)	161
Total Comprehensive Income	$ 46,981	$ 46,437

(1) Amounts are included in other expenses in the audited consolidated statements of income as part of net periodic pension cost. See Note 16 for further information.

(2) Amounts are included in provision for income taxes in the audited consolidated statements of income.

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Number of Shares	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income	Total
			(In thousands, except share and per share amounts)				
Balance – December 31, 2023	14,144,856	$ 142	$ 109,924	$ (6,563)	$ 175,505	$ 317	$ 279,325
Net income	—	—	—	—	47,074	—	47,074
Other comprehensive loss	—	—	—	—	—	(93)	(93)
Cash dividend declared ($0.65 per share)	—	—	—	—	(8,662)	—	(8,662)
Stock Repurchases	(195,803)	(2)	(3,198)	—	—	—	(3,200)
Restricted stock award	30,000	—	—	—	—	—	—
Stock option exercise	37,201	—	14		—	—	14
Compensation expense related to restricted stock awards	—	—	1,199	—	—	—	1,199
Compensation expense related to stock options	—	—	845	—	—	—	845
ESOP shares earned	—	—	1,307	475	57	—	1,839
Balance – December 31, 2024	14,016,254	$ 140	$ 110,091	$ (6,088)	$ 213,974	$ 224	$ 318,341

	Number of Shares	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(In thousands, except share and per share amounts)				
Balance – December 31, 2022	16,049,454	$ 161	$ 136,434	$ (7,432)	$ 132,670	$ 156	$ 261,989
Net income	—	—	—	—	46,276	—	46,276
Other comprehensive income	—	—	—	—	—	161	161
Cash dividend declared ($0.24 per share)	—	—	—	—	(3,342)	—	(3,342)
Stock Repurchases	(1,909,476)	(19)	(28,691)	—	—	—	(28,710)
Restricted stock award	4,878	—	—	—	—	—	—
Compensation expense related to restricted stock awards	—	—	968	—	—	—	968
Compensation expense related to stock options	—	—	768	—	—	—	768
Cumulative effect of adoption of ASU 2016-13	—	—	—	—	(99)	—	(99)
ESOP shares earned	—	—	445	869	—	—	1,314
Balance – December 31, 2023	14,144,856	$ 142	$ 109,924	$ (6,563)	$ 175,505	$ 317	$ 279,325

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Cash Flows from Operating Activities:		
Net income	$ 47,074	$ 46,276
Adjustments to reconcile net income to net cash provided by operating activities:		
Net amortization of securities premiums and discounts, net	6	20
Provision for credit losses	740	972
Depreciation	1,186	1,219
Net (accretion) amortization of deferred loan fees and costs	(149)	215
Deferred income tax benefit	(467)	(367)
Realized and unrealized loss (gain) on equity securities	109	(294)
Impairment of real estate owned	689	-
Earnings on bank owned life insurance	(656)	(1,013)
Loss on disposition of business	-	138
(Gain) loss on dispositions of premises and equipment	(22)	18
ESOP compensation expense	1,782	1,314
Compensation expense related to stock options	845	768
Compensation expense related to restricted stock	1,199	968
Increase in accrued interest receivable	(1,170)	(3,714)
(Increase) decrease in other assets	(2,469)	149
Decrease in accounts payable - loan closing	(125)	(2,614)
Increase (decrease) in accounts payable and accrued expenses	114	(1,220)
Net Cash Provided by Operating Activities	48,686	42,835
Cash Flows from Investing Activities:		
Net increase in loans	(243,069)	(399,396)
Proceeds from sale of loans	11,817	29,666
Principal repayments on securities available-for-sale	—	1
Principal repayments on securities held-to-maturity	1,249	11,183
Purchase of marketable equity securities	(4,000)	(806)
Proceeds from bank owned life insurance	—	1,827
Purchase of FHLB stock	(98)	(6)
Redemption of FHLB stock	630	315
Purchases of premises and equipment	(517)	(626)
Net Cash Used in Investing Activities	(233,988)	(357,842)
Cash Flows from Financing Activities:		
Net increase in deposits	270,339	278,081
Proceeds from FRB borrowing	—	50,000
Repayment of FRB borrowing	(50,000)	—
Repayment of FHLB of NY advances	(14,000)	(7,000)
Stock repurchases	(3,200)	(28,710)
Stock option exercised	14	—
Decrease in advance payments by borrowers for taxes and insurance	(402)	(349)
Cash dividends paid	(7,861)	(3,652)
Net Cash Provided by Financing Activities	194,890	288,370
Net Increase (Decrease) in Cash and Cash Equivalents	9,588	(26,637)
Cash and Cash Equivalents – Beginning	68,671	95,308
Cash and Cash Equivalents – Ending	$ 78,259	$ 68,671

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Supplementary Cash Flows Information:		
Income taxes paid	$ 22,109	$ 20,721
Interest paid	$ 56,579	$ 34,853
Supplementary Disclosure of Non-Cash Investing and Financing Activities:		
Recognition of right of use asset – operating	$ —	$ 4,372
Recognition of lease liability – operating	$ —	$ 4,372
Recognition of real estate owned	$ 4,353	$ —
Dividends declared and not paid	$ 2,102	$ 849
Adoption of ASC 326	$ —	$ 99

See notes to consolidated financial statements.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

The following is a description of the Company's business and significant accounting and reporting policies:

Nature of Business:

Northeast Community Bancorp, Inc. (the "Company") is a Maryland corporation that was incorporated in May 2021 to be the successor to NorthEast Community Bancorp, Inc., a federally chartered corporation (the "Mid-Tier Holding Company"), upon completion of the second-step conversion of NorthEast Community Bank (the "Bank") from the two-tier mutual holding company structure to the stock holding company structure. NorthEast Community Bancorp, MHC was the former mutual holding company for the Mid-Tier Holding Company prior to the completion of the second-step conversion. In conjunction with the second-step conversion, each of NorthEast Community Bancorp, MHC and the Mid-Tier Holding Company merged out of existence and now cease to exist.

The Bank is a New York State-chartered savings bank and the Company's primary activity is the ownership and operation of the Bank.

The Bank is headquartered in White Plains, New York. The Bank was founded in 1934 and is a community oriented financial institution dedicated to serving the financial services needs of individuals and businesses within its market area. The Bank currently conducts business through its eleven branch offices located in Bronx, New York, Orange, Rockland, and Sullivan Counties in New York and Essex, Middlesex and Norfolk Counties in Massachusetts and three loan production offices located in White Plains, New York, New City, New York and Danvers, Massachusetts.

The Bank's principal business consists of originating primarily construction loans and, to a lesser extent, commercial and industrial loans, and multifamily and mixed-use residential real estate loans and non-residential real estate loans. The Bank offers a variety of retail deposit products to the general public in the areas surrounding its main office and its branch offices, with interest rates that are competitive with those of similar products offered by other financial institutions operating in its market area. The Bank also utilizes borrowings as a source of funds. The Bank's revenues are derived primarily from interest on loans and, to a lesser extent, interest on investment securities and mortgage-backed securities. The Bank also generates revenues from other income including deposit fee and service charges.

The Bank previously offered investment advisory and financial planning services under the name Harbor West Wealth Management Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor. The Bank entered into an agreement to sell all of the Bank's assets relating to Harbor West Wealth Management Group to a third party in December 2023, and the sale closed in January 2024. As a result of the transaction, the Bank no longer offers these services and no longer generates investment advisory fees.

New England Commercial Properties LLC ("NECP"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2007 to facilitate the purchase or lease of real property by the Bank. New England Commercial Properties, LLC currently owns one foreclosed property located in Pennsylvania.

NECB Financial Services Group, LLC ("NECB Financial"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in the third quarter of 2012 as a complement to Harbor West Wealth Management Group to sell life insurance and fixed rate annuities. NECB Financial is licensed in New York State. We terminated our license in Connecticut on February 22, 2024 due to the sale of all the Bank's assets relating to Harbor West Wealth Management Group to a third party in January 2024. This subsidiary is currently inactive.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

72 West Eckerson LLC ("72 West Eckerson"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in April 2015 to facilitate the purchase or lease of real property by the Bank and currently owns the Bank branch locations in Spring Valley, New York and Monroe, New York.

166 Route 59 Realty LLC ("166 Route 59 Realty"), a New York limited liability company and wholly owned subsidiary of the Bank, was formed in April 2021 to facilitate the purchase or lease of real property by the Bank and currently owns the Bank branch located in Airmont, New York.

3 Winterton Realty LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2021 to facilitate the purchase or lease of real property by the Bank and currently owns the property for a Bank branch located in Bloomingburg, New York.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company, the Bank, NECP, NECB Financial, 72 West Eckerson, 166 Route 59 Realty, and 3 Winterton Realty LLC (collectively the "Company") and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant inter-company accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and to the rules and regulations of the Securities and Exchange Commission (the "SEC"), including the instructions to Form 10-K and Article 10 of Regulation S-X. When necessary, certain reclassifications were made to prior year amounts to conform with current year presentation.

Use of Estimates:

The preparation of consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect certain recorded amounts and disclosures. Accordingly, actual results could differ from those estimates.

The most significant estimate pertains to the allowance for credit losses. The borrowers' abilities to meet contractual obligations and collateral value are the most significant assumptions used to arrive at the estimate. The risks associated with such estimates arise when unforeseen conditions affect the borrowers' abilities to meet the contractual obligations of the loan and result in a decline in the value of the supporting collateral. Such unforeseen changes may have an adverse effect on the consolidated results of operations and financial position of the Company.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents:

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of 90 days or less.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Securities:

The Company classifies its debt securities as held to maturity or available for sale at the time of purchase. Held to maturity securities are those debt securities which management has the intent and the Company has the ability to hold to maturity and are reported at amortized cost. Available-for-sale securities are those debt securities which are neither held to maturity securities nor trading securities and are reported at fair value, with unrealized gains and losses, net of the related income tax effect, excluded from earnings and reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are generally amortized or accreted to the maturity date utilizing the level-yield method taking into consideration the impact of principal amortization and prepayments, as applicable. Gain or loss on sales of securities is based on the specific identification method.

Effective January 1, 2023, the Company adopted the provisions of ASC 326 and modified its accounting policy for the assessment of available for sale securities for impairment. Under ASC 326, for available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more than likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities available-for-sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of tax.

The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies and have a long history of no credit losses.

Under ASC 326, changes in the allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Equity securities are carried at fair value with changes in fair value reported in income.

Loans Receivable:

Loans are stated at unpaid principal balances plus net deferred loan origination fees and costs less an allowance for credit losses. Interest on loans receivable is recorded on the accrual basis. An allowance for uncollected interest is established on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations or where interest or principal is 90 days or more past due unless the loans are well secured with a reasonable expectation of collection. When a loan is placed on nonaccrual, an allowance for uncollected interest is established and charged against current income. Thereafter, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Interest on loans that have been restructured is accrued according to the renegotiated terms. Net loan origination fees and costs are deferred and amortized into interest income over the contractual lives of the related loans by use of the level yield method. Past due status of loans is based upon the contractual due date.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Prepayment penalties received on loans which pay in full prior to the scheduled maturity are included in interest income in the period the prepayment penalties are collected.

Allowance for Credit Losses - Loans

The allowance for credit losses related to loans is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses related to loans is measured on a collective (pool) basis when similar risk characteristics exist. If the risk characteristics of a loan change, such that they are no longer similar to other loans in the pool, the Company will evaluate the loan with a different pool of loans that share similar risk characteristics. If the loan does not share risk characteristics with other loans, the Company will evaluate the loan on an individual basis. The Company evaluates the pooling methodology at least annually. Loans are charged off against the allowance for credit losses related to loans when the Company believes the balances to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off.

The Company has chosen to segment its portfolio consistent with the manner in which it manages credit risk. Such segments include residential real estate, non-residential real estate, construction, commercial and industrial business, and consumer. For most segments, the Company calculates estimated credit losses using a probability of default and loss given default methodology, the results of which are applied to each individual loan within the segment. The point in time probability of default and loss given default are then conditioned by macroeconomic scenarios to incorporate reasonable and supportable forecasts that affect the collectability of the reported amount.

The Company estimates the allowance for credit losses related to loans via a quantitative analysis which considers relevant available information from internal and external sources related to past events and current conditions, as well as the incorporation of reasonable and supportable forecasts. The Company evaluates a variety of factors including third party economic forecasts, industry trends and other available published economic information in arriving at its forecasts. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications.

Also included in the allowance for credit losses related to loans are qualitative reserves to cover losses that are expected but, in the Company's assessment, might not be adequately represented in the quantitative analysis or the forecasts described above. Factors that the Company considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and non-accrual loans, the effect of external factors such as competition, legal and regulatory requirements, among others. Qualitative loss factors are applied to each portfolio segment with the amounts judgmentally determined by the relative risk to the most severe loss periods identified in the historical loan charge-offs of the Company.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on the loan's disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, the loan's observable market price or, for collateral-dependent loans, the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will charge off the difference between the fair value of the collateral, less costs to sell at the reporting date and the amortized cost basis of the loan.

Allowance for Credit Losses – Held-to-Maturity Debt Securities

The allowance for credit losses related to held-to-maturity debt securities is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of held-to-maturity debt securities to present the net amount expected to be collected on the held-to-maturity debt securities. Losses, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When an investment is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

Allowance for Credit Losses Related to Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses related to off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Based on management's comprehensive analysis of the credit portfolio, management believes the allowance for credit losses is appropriate as of December 31, 2024 and 2023, respectively.

Concentration of Risk:

The Company's lending activity is concentrated in construction loans secured by the construction primarily of multi-family, residential condominium properties, and occasionally non-residential properties located in New York State and occasionally by the renovation of multi-family properties in Massachusetts. As of December 31, 2024 and 2023, the Company had majority of construction loans located in New York state, including $708.5 million and $626.0 million in the Bronx, $246.4 million and $198.5 million in the Town of Monroe, $112.4 million and $133.7 million in the Hamlet of Monsey, $141.6 million and $105.9 million in the Village of Spring Valley, and $9.7 million and $18.8 million in Brooklyn.

The Company also had deposits in excess of the FDIC insurance limit at other financial institutions. At December 31, 2024 and 2023, such deposits totaled $51.0 million and $43.2 million held by the Federal Reserve Bank of New York, $12.1 million and $13.7 million held by the Federal Home Loan Bank of New York, and $707,000 and $430,000 held by Atlantic Community Bankers Bank ("ACBB"). Generally, deposits in excess of $250,000 are not insured by the FDIC.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Premises and Equipment:

Land is stated at cost. Buildings and improvements, leasehold improvements and furnishings and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method over the following useful lives:

	Years
Buildings	30 – 50
Building improvements	10 – 50
Leasehold improvements	1 – 15
Furnishings and equipment.	3 – 5

Maintenance and repairs are charged to operations in the years incurred.

Property and equipment are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. In evaluating property and equipment for recoverability, we use our best estimate of future cash flows expected to result from the use of the asset and its eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized equal to the difference between the carrying value of such asset and its fair value. The Company did not have impairment recorded for property and equipment in 2024 and 2023.

Bank Owned Life Insurance ("BOLI"):

The Company owns life insurance on the lives of certain of its officers. The cash surrender value is recorded as an asset and the change in cash surrender value is included in non-interest income and is tax-exempt. The BOLI can be liquidated, if necessary, with tax consequences. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Investments in Restricted Stock:

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. The Company also owns restricted stock in Atlantic Community Bancshares, Inc. (ACBI), holding company of ACBB, a correspondent banker's bank. These stocks are carried at cost. At December 31, 2024 and 2023, the Company had $327,000 and $859,000 in FHLB stock, and $70,000 and $70,000 in ACBB stocks.

Real Estate Owned:

Real estate owned is carried at the lower of cost or fair value of the related property, as determined by current appraisals less estimated costs to sell. Foreclosed real estate is initially recorded at the fair value of property acquired minus estimated costs to sell at the date of foreclosure, establishing a new cost basis. Write-downs on these properties, which occur after the initial transfer from the loan portfolio, are recorded as operating expenses. Costs of holding such properties are charged to non-interest expense in the current period. Gains, to the extent allowable, and losses on the disposition of these properties are reflected in the real estate owned expense in the consolidated statement of income. The Company wrote down $689,000 in 2024 due to a decrease in the estimated fair value of a foreclosed property located in Pittsburgh, Pennsylvania. No write-downs were recorded in 2023.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Property Held for Investment:

Land is stated at cost. Buildings and improvements are stated at cost less accumulated depreciation computed on the straight-line method over the useful lives between 30 to 50 years for buildings and 10 to 50 years for building improvements.

Property held for investment is evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. In evaluating property held for investment for recoverability, we use our best estimate of future cash flows expected to result from the use of the asset and its eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized equal to the difference between the carrying value of such asset and its fair value. The Company did not have impairment recorded for property held for investment in 2024 and 2023.

Income Taxes:

The Company files a consolidated federal income tax return. Income taxes are allocated to the Company, Bank, NECP, and NECB Financial based upon their respective income or loss included in the consolidated income tax return.

The Company, the Bank, NECP, and NECB Financial file combined or separate state and city income tax returns depending on the particular requirements of each jurisdiction.

Federal, state and city income tax expense has been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset, which is not more likely than not to be realized.

The Company accounts for uncertainty in income taxes recognized in its consolidated financial statements in accordance with ASC Topic 740, "Income Taxes", which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not identified any significant income tax uncertainties through the evaluation of its income tax positions for the years ended December 31, 2024 and 2023, and has not recognized any liabilities for tax uncertainties as of December 31, 2024 and 2023. The Company's policy is to recognize income tax related interest and penalties in income tax expense; there were no such amounts during the years ended December 31, 2024 and 2023. The tax years subject to examination by federal, state, and city taxing authorities are 2021 through 2024.

Other Comprehensive Income (Loss):

The Company records in accumulated other comprehensive income (loss), net of related deferred income taxes, unrealized gains and losses on available for sale securities and the prior service cost and actuarial gains and losses related to the Outside Directors Retirement Plan ("DRP") that have not yet been recognized in expense.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Gains and losses on the sale of securities, if any, are reclassified to non-interest income upon the sale of the related securities or upon the recognition of a security impairment loss and a portion of the prior service cost and actuarial gains and losses of the DRP are reclassified to non-interest expense.

At December 31, 2024, accumulated other comprehensive income totaled $224,000 and included $296,000 in prior service cost and actuarial gains of the DRP net of $72,000 of related deferred income benefits. At December 31, 2023, accumulated other comprehensive income totaled $317,000 and included $352,000 in prior service cost and actuarial losses of the DRP net of $35,000 of related deferred income taxes.

Earnings per Share:

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period less any unvested restricted shares. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating basic net income per common share until they are committed to be released. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and are determined using the treasury stock method.

Stockholders' Equity:

The authorized capital stock of the Company under its federal charter consists of 75,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value of $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At December 31, 2024 and 2023, the Company has issued and outstanding 14,016,254 and 14,144,856 shares of common stock. The Company has not issued any preferred stock.

Employee Stock Ownership Plan (ESOP):

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of the ESOP loan.

Restricted Stock:

The Company recognizes compensation expense for the fair value of the restricted stock on a straight-line basis over the requisite service period for the entire award. The product of the number of shares granted and the grant date market price of the Company's common stock determines the fair value of restricted stock under the Company's 2022 Equity Incentive Plan.

Stock Option Plan:

The Company recognizes the value of share-based payment transactions as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments for stock options is estimated using the Black-Scholes option-pricing model on the grant date. The Company accounts for forfeitures as they occur.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

Stock Repurchases:

The Company records common stock repurchases at cost and retires the common shares with a charge to common stock and additional paid-in capital.

Segment Information:

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standard

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. The Company has retrospectively provided the enhanced disclosures in Note 26 as of December 31, 2024 and 2023.

Off-Balance-Sheet Financial Instruments:

In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the Consolidated Statements of Financial Condition when funded.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters

On July 5, 2006, the Bank reorganized from a mutual savings bank to a mutual holding company structure. In the reorganization, the Company sold 5,951,250 shares of its common stock to the public and issued 7,273,750 shares of its common stock to Northeast Community Bancorp, MHC ("MHC"). As disclosed in note 1, in conjunction with the completion of the second-step conversion on July 12, 2021, each of NorthEast Community Bancorp, MHC and the Mid-Tier Holding Company merged out of existence and now cease to exist.

The Federal Deposit Insurance Corporation ("FDIC") and the New York State Department of Financial Services ("NYS") are the Bank's primary regulator. Under New York State Banking Law, New York state-chartered stock-form savings banks may declare and pay dividends out of their net profits, unless there is an impairment of capital, but approval of the NYS Superintendent is required if the total of all dividends declared by the bank in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid. The FDIC also has authority to use its enforcement powers to prohibit a savings bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe and unsound practice.

The Company and the Bank are subject to regulatory capital requirements promulgated by the federal banking agencies. The Federal Reserve establishes capital requirements, including well capitalized standards, for the consolidated bank holding company, and the FDIC has similar requirements for the Company's subsidiary bank. However, the Federal Reserve has provided a "small bank holding company" exception to its consolidated capital requirements for holding companies, and legislation and the related issuance of regulations by the Federal Reserve Board have established the current threshold for the exception at $3.0 billion. As a result, the Company will not be subject to the consolidated holding company capital requirement until such time as its consolidated assets exceed $3.0 billion. The Bank met all capital adequacy requirements to which it was subject as of December 31, 2024 and December 31, 2023.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters (continued)

The following table presents information about the Bank's capital levels at the dates presented:

	Actual Amount	Actual Ratio	Minimum Capital Adequacy (1) Amount	Minimum Capital Adequacy (1) Ratio	For Classification as Well-Capitalized Amount	For Classification as Well-Capitalized Ratio
			(Dollars in Thousands)			
As of December 31, 2024:						
Total capital (to risk-weighted assets) ..	$ 290,903	13.92 %	$≥ 167,154	≥ 8.00 %	$≥ 208,942	≥ 10.00 %
Tier 1 capital (to risk-weighted assets)..	285,272	13.65	≥ 125,365	≥ 6.00	≥ 167,154	≥ 8.00
Common equity tier 1 capital (to risk-weighted assets)	285,272	13.65	≥ 94,024	≥ 4.50	≥ 135,813	≥ 6.50
Core (Tier 1) capital (to adjusted total assets)	285,272	14.44	≥ 79,030	≥ 4.00	≥ 98,788	≥ 5.00
As of December 31, 2023:						
Total capital (to risk-weighted assets) ..	$ 255,252	13.43 %	$≥ 152,097	≥ 8.00 %	$≥ 190,121	≥ 10.00 %
Tier 1 capital (to risk-weighted assets)..	249,013	13.10	≥ 114,072	≥ 6.00	≥ 152,097	≥ 8.00
Common equity tier 1 capital (to risk-weighted assets)	249,013	13.10	≥ 85,554	≥ 4.50	≥ 123,579	≥ 6.50
Core (Tier 1) capital (to adjusted total assets)	249,013	14.43	≥ 69,007	≥ 4.00	≥ 86,259	≥ 5.00

(1) Ratios do not include the capital conservation buffer.

Based on the most recent notification by the FDIC, the Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. There have been no conditions or events that have occurred since notification that management believes have changed the Bank's category.

Note 3 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31, 2024	December 31, 2023
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit...	$ 61,188	$ 125,885
Construction loans in process	399,629	481,277
Stand-by letters of credit	14,937	9,508
Commitments to fund unused lines of credit:		
Commercial and industrial lines	86,249	102,903
Consumer lines...	—	67
	$ 562,003	$ 719,640

Northeast Community Bancorp, Inc.

Note 3 - Financial Instruments with Off-Balance Sheet Risk (continued)

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the borrower.

Note 4 – Equity Securities

The following table is the schedule of Equity Securities at December 31, 2024 and 2023.

	December 31,	
	2024	**2023**
	(In Thousands)	
Equity Securities, at Fair Value	$ 21,994	$ 18,102

The following is a summary of realized and unrealized losses recognized in net income on equity securities during the year ended December 31, 2024 and 2023:

	December 31,	
	2024	**2023**
	(In Thousands)	
Net unrealized (loss) gain recognized on equity securities during the period	$ (109)	$ 61
Capital gain realized on equity securities during the period	—	233
Realized and unrealized net (loss) gain recognized on equity securities held at the reporting date	$ (109)	$ 294

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5 – Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per share:

	December 31,	
	2024	**2023**
	(In Thousands, except per share data)	
Net income (basic and diluted)	$ 47,074	$ 46,276
Weighted average shares issued	14,043	14,983
Less: Weighted average unearned ESOP shares	(649)	(736)
Less: Weighted average unvested restricted shares	(258)	(317)
Basic weighted average shares outstanding	13,136	13,930
Add: Dilutive effect of restricted stock	65	6
Add: Dilutive effect of stock option	158	—
Diluted weighted average shares outstanding	13,359	13,936
Net income per share		
Basic	$ 3.58	$ 3.32
Diluted	$ 3.52	$ 3.32

There were 880,097 stock options outstanding at December 31, 2023 that were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive. There was no anti-dilutive shares outstanding at December 31, 2024.

Note 6 – Securities Held-to-Maturity

The following table summarized the Company's portfolio of securities held-to-maturity at December 31, 2024 and 2023. No securities held-to-maturity were pledged to secure borrowings.

	December 31, 2024				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Loss
	(In Thousands)				
Mortgage-backed securities – residential:					
Government National Mortgage Association	$ 414	$ —	$ —	$ 414	$ —
Federal Home Loan Mortgage Corporation	775	1	110	666	—
Federal National Mortgage Association	1,677	—	177	1,500	—
Collateralized mortgage obligations – GSE	2,782	—	624	2,158	—
Total mortgage-backed securities	5,648	1	911	4,738	—
Municipal Bonds	9,094	—	1,974	7,120	126
	$ 14,742	$ 1	$ 2,885	$ 11,858	$ 126

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 6 – Securities Held-to-Maturity (continued)

	December 31, 2023				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Loss
			(In Thousands)		
Mortgage-backed securities – residential:					
Government National Mortgage Association	$ 452	$ —	$ 7	$ 445	$ —
Federal Home Loan Mortgage Corporation	868	—	114	754	—
Federal National Mortgage Association	1,985	—	198	1,787	—
Collateralized mortgage obligations – GSE	2,889	—	580	2,309	—
Total mortgage-backed securities	6,194	—	899	5,295	—
Municipal Bonds	9,802	—	1,971	7,831	136
	$ 15,996	$ —	$ 2,870	$ 13,126	$ 136

Contractual final maturities of mortgage-backed securities and municipal bonds were as follows at December 31, 2024:

	December 31, 2024	
	Amortized Cost	Fair Value
	(In Thousands)	
Due within one year	$ 527	$ 318
Due after one but within five years	1,821	1,261
Due after five but within ten years.	2,723	2,479
Due after ten years.	9,671	7,800
	$ 14,742	$ 11,858

The maturities shown above are based upon contractual final maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

The following table presents the activity in the allowance for credit losses for debt securities held-to-maturity:

	Municipal Bonds
Balance – December 31, 2023	$ 136
Provision for credit loss	(10)
Balance - December 31, 2024	$ 126

	Municipal Bonds
Balance – December 31, 2022	$ -
Impact of adopting ASC 326	132
Provision for credit loss	4
Balance - December 31, 2023	$ 136

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 6 – Securities Held-to-Maturity (continued)

The age of unrealized losses and the fair value of related securities held-to-maturity were as follows, for which an allowance for credit losses has not been recorded:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
December 31, 2024:						
Mortgage-backed securities - residential:						
Federal Home Loan Mortgage Corporation	$ —	$ —	$ 634	$ 110	$ 634	$ 110
Federal National Mortgage Association	—	—	1,500	177	1,500	177
Collateralized mortgage obligations – GSE	—	—	2,158	624	2,158	624
Total mortgage-backed securities	$ —	$ —	$ 4,292	$ 911	$ 4,292	$ 911

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
December 31, 2023:						
Mortgage-backed securities - residential:						
Government National Mortgage Association	$ —	$ —	$ 445	$ 7	$ 445	$ 7
Federal Home Loan Mortgage Corporation	—	—	754	114	754	114
Federal National Mortgage Association	—	—	1,787	198	1,787	198
Collateralized mortgage obligations – GSE	—	—	2,309	580	2,309	580
Total mortgage-backed securities	$ —	$ —	$ 5,295	$ 899	$ 5,295	$ 899

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 6 – Securities Held-to-Maturity (continued)

At December 31, 2024, sixteen mortgage-backed securities had unrealized loss due to interest rate volatility. Management concluded that the unrealized loss reflected above was related primarily to market interest rates volatility, and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company has the ability and intent to hold the securities for the time necessary to recover the amortized cost. At December 31, 2023, there were twenty-seven mortgage-backed securities and eight municipal bonds with unrealized loss.

Note 7 - Loans Receivable and the Allowance for Credit Losses

The composition of loans were as follows at December 31:

	December 31,	
	2024	**2023**
	(In Thousands)	
Residential real estate:		
One-to-four family	$ 3,472	$ 5,252
Multi-family	206,606	198,927
Mixed-use	26,571	29,643
Total residential real estate	236,649	233,822
Non-residential real estate	29,446	21,130
Construction	1,426,167	1,219,413
Commercial and industrial	118,736	111,116
Consumer	1,649	1,240
Total Loans	1,812,647	1,586,721
Deferred loan (fees) costs, net	(49)	176
Allowance for credit losses	(4,830)	(5,093)
	$ 1,807,768	$ 1,581,804

Loans serviced for the benefit of others totaled approximately $52,546,000 and $40,729,000 at December 31, 2024 and 2023, respectively. The value of mortgage servicing rights was not material at December 31, 2024 and 2023.

The Company sold loan participations totaling $11.8 million and $19.2 million in 2024 and 2023. There was no other loan sold in 2024. During the year ended December 31, 2023, the Company sold three loans with the same borrower totaling $10.4 million with a charge-off of $159,000 recognized on the sale.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

The following tables summarize the allocation of the allowance for credit losses based upon the calculation methodology described in Note 1, and loans receivable by loan class and credit loss method at December 31, 2024 and 2023:

At December 31, 2024:

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Total
			(In Thousands)			
Allowance for credit losses:						
Ending balance	$ 1,900	$ 308	$ 1,937	$ 520	$ 165	$ 4,830
Ending balance: individually evaluated for credit loss	$ —	$ —	$ —	$ —	$ —	$ —
Ending balance: collectively evaluated for credit loss	$ 1,900	$ 308	$ 1,937	$ 520	$ 165	$ 4,830
Loans receivable:						
Ending balance	$ 236,649	$ 29,446	$ 1,426,167	$ 118,736	$ 1,649	$ 1,812,647
Ending balance: individually evaluated for credit loss	$ —	$ —	$ —	$ 241	$ —	$ 241
Ending balance: collectively evaluated for credit loss	$ 236,649	$ 29,446	$ 1,426,167	$ 118,495	$ 1,649	$ 1,812,406

At December 31, 2023:

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Total
			(In Thousands)			
Allowance for credit losses:						
Ending balance	$ 2,433	$ 126	$ 1,914	$ 472	$ 148	$ 5,093
Ending balance: individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ —
Ending balance: collectively evaluated for impairment	$ 2,433	$ 126	$ 1,914	$ 472	$ 148	$ 5,093
Loans receivable:						
Ending balance	$ 233,822	$ 21,130	$ 1,219,413	$ 111,116	$ 1,240	$ 1,586,721
Ending balance: individually evaluated for impairment	$ —	$ —	$ 4,385	$ —	$ —	$ 4,385
Ending balance: collectively evaluated for impairment	$ 233,822	$ 21,130	$ 1,215,028	$ 118,378	$ 1,240	$ 1,582,336

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

The activity in the allowance for credit loss by loan class for the years ended December 31, 2024 and 2023 was as follows:

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
				(In Thousands)			
Allowance for credit losses:							
Balance - December 31, 2023	$ 2,433	$ 126	$ 1,914	$ 472	$ 148	$ —	$ 5,093
Charge-offs	—	—	—	(1,000)	(347)	—	(1,347)
Recoveries	—	—	—	—	—	—	—
Provision (reversal of)	(533)	182	23	1,048	364	—	1,084
Balance - December 31, 2024	$ 1,900	$ 308	$ 1,937	$ 520	$ 165	$ —	$ 4,830

	Residential Real Estate	Non-residential Real Estate	Construction	Commercial and Industrial	Consumer	Unallocated	Total
				(In Thousands)			
Allowance for loan losses:							
Balance - December 31, 2022	$ 528	$ 131	$ 3,835	$ 955	$ 18	$ 7	$ 5,474
Impact of adopting ASC 326	895	7	(2,086)	(437)	44	(7)	(1,584)
Charge-offs	—	—	(159)	—	(154)	—	(313)
Recoveries	—	—	—	—	—	—	—
Provision (reversal of)	1,010	(12)	324	(46)	240	—	1,516
Balance - December 31, 2023	$ 2,433	$ 126	$ 1,914	$ 472	$ 148	$ —	$ 5,093

During the year ended December 31, 2024, the reversal of provision recorded for residential real estate loans was primarily attributed to reduced credit risk. The provision expense recorded for non-residential real estate loans were primarily attributed to increased loan balances. The provision expense recorded for commercial and industrial loans were attributed to increased credit risk. During the last quarter of 2024, the Company had a complete charge-off of $1.0 million against a potential non-performing commercial and industrial loan whereby the borrower pleaded guilty and faces incarceration due to loan fraud not related to our commercial and industrial loan. The provision expense recorded for consumer loans was primarily attributed to increased deposit account overdraft balances and increased credit risk. The provision expense recorded for constructions loans was primarily attributed to increased loan balances, offset by improving economic and sub-market housing conditions during the year ended December 31, 2024.

During the year ended December 31, 2023, the provision expenses recorded for construction loans were primarily attributed to the increased loan balances. The provision expenses recorded for residential loans was primarily due to increased loan balances and increased average contractual terms of the loans. The provision expenses recorded for consumer loans was primarily due to increased deposit account overdraft balance and increased credit risk.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

The following table shows our recorded investment, unpaid principal balance and allocated allowance for credit losses for loans that were considered nonperforming and impaired as of and for the periods presented:

As of and for the Year Ended December 31, 2024:

2024 - Individually evaluated	Recorded Investment	Unpaid Principal Balance	Related Allowance (In Thousands)	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Residential real estate	$ —	$ —	$ —	$ —	$ —
Non-residential real estate	—	—	—	—	—
Construction	—	—	—	—	—
Commercial and industrial	241	241	—	60	—
	241	241	—	60	—
With an allowance recorded	—	—	—	—	—
Total:					
Residential real estate	—	—	—	—	—
Non-residential real estate	—	—	—	—	—
Construction	—	—	—	—	—
Commercial and industrial	241	241	—	60	—
	$ 241	$ 241	$ —	$ 60	$ —

As of and for the Year Ended December 31, 2023:

2023 - Individually evaluated	Recorded Investment	Unpaid Principal Balance	Related Allowance (In Thousands)	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Residential real estate	$ —	$ —	$ —	$ —	$ —
Non-residential real estate	—	—	—	—	—
Construction	4,385	4,353	—	5,930	—
Commercial and industrial	—	—	—	—	—
	4,385	4,353	—	5,930	—
With an allowance recorded	—	—	—	—	—
Total:					
Residential real estate	—	—	—	—	—
Non-residential real estate	—	—	—	—	—
Construction	4,385	4,353	—	5,930	—
Commercial and industrial	—	—	—	—	—
	$ 4,385	$ 4,353	$ —	$ 5,930	$ —

The Company has one individually evaluated loan, totaling $241,000 at December 31, 2024. The underlying business experienced a significant decline in sales revenue during 2024, but the borrower continues to make monthly payments through personal guarantees. Therefore, this loan was downgraded to substandard but still accruing. At December 31, 2024, there were no non-accrual loans. At December 31, 2023, the Company had two individually evaluated loans, totaling $4.4 million, which were collateral-dependent construction loans, secured by multi-family real estate. The two loans are secured by the same project located in the Bronx, New York, and were placed on non-accrual status. In October 2024, the Company acquired the foreclosed property that secured the two loans at a book value of $4.4 million

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

and recorded it as real estate owned on the Consolidated Statement of Financial Condition as of December 31, 2024. There was no interest income recognized from non-accrual loans as of December 31, 2024 and 2023.

The following tables provide information about delinquencies in our loan portfolio at the dates indicated.

Age Analysis of Past Due Loans as of December 31, 2024:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
				(In Thousands)			
Residential real estate:							
One- to four-family.....	$ —	$ —	$ —	$ —	$ 3,472	$ 3,472	$ —
Multi-family	931	—	—	931	205,675	206,606	—
Mixed-use	—	—	—	—	26,571	26,571	—
Non-residential real estate..................	—	—	—	—	29,446	29,446	—
Construction loans.......	—	—	—	—	1,426,167	1,426,167	—
Commercial and industrial loans..........	—	—	—	—	118,736	118,736	—
Consumer..............	—	—	—	—	1,649	1,649	—
	$ 931	$ —	$ —	$ 931	$ 1,811,716	$ 1,812,647	$ —

Age Analysis of Past Due Loans as of December 31, 2023:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
				(In Thousands)			
Residential real estate:							
One- to four-family.....	$ —	$ —	$ —	$ —	$ 5,252	$ 5,252	$ —
Multi-family	—	—	—	—	198,927	198,927	—
Mixed-use	—	—	—	—	29,643	29,643	—
Non-residential real estate..................	—	—	—	—	21,130	21,130	—
Construction loans.......	2,319	—	4,385	6,704	1,212,709	1,219,413	—
Commercial and industrial loans..........	—	—	—	—	111,116	111,116	—
Consumer..............	1	—	—	1	1,239	1,240	—
	$ 2,320	$ —	$ 4,385	$ 6,705	$ 1,580,016	$ 1,586,721	$ —

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually to classify the loans as to credit risk. The Company uses the following definitions for risk ratings:

Pass – Loans that are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

Special Mention – Loans which do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses.

Substandard – Loans which are inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans which have all of the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values.

Northeast Community Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

The following tables presents the risk category of loans at December 31, 2024 and 2023 by loan segment and vintage year:

December 31, 2024	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Residential real estate									
Risk Rating									
Pass	$ 18,326	$ 78,603	$ 70,892	$ 22,292	$ 11,361	$ 35,175	$ -	$ -	$ 236,649
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 18,326	$ 78,603	$ 70,892	$ 22,292	$ 11,361	$ 35,175	$ -	$ -	$ 236,649
Residential real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-residential real estate									
Risk Rating									
Pass	$ 13,881	$ 1,569	$ 243	$ 1,669	$ 974	$ 11,110	$ -	$ -	$ 29,446
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 13,881	$ 1,569	$ 243	$ 1,669	$ 974	$ 11,110	$ -	$ -	$ 29,446
Non-residential real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction									
Risk Rating									
Pass	$ 408,072	$ 460,460	$ 303,417	$ 166,997	$ 43,405	$ 43,816	$ -	$ -	$ 1,426,167
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 408,072	$ 460,460	$ 303,417	$ 166,997	$ 43,405	$ 43,816	$ -	$ -	$ 1,426,167
Construction									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial and industrial									
Risk Rating									
Pass	$ 1,250	$ 4,365	$ 5,988	$ 232	$ 82	$ 795	$ 100,049	$ 5,734	$ 118,495
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	241	241
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 1,250	$ 4,365	$ 5,988	$ 232	$ 82	$ 795	$ 100,049	$ 5,975	$ 118,736
Commercial and industrial									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 1,000	$ -	$ -	$ 1,000
Consumer									
Risk Rating									
Pass	$ 1,648	$ -	$ -	$ -	$ -	$	$ 1	$ -	$ 1,649
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 1,648	$ -	$ -	$ -	$ -	$ -	$ 1	$ -	$ 1,649
Consumer									
Current period gross charge-offs	$ 347	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 347
Total									
Risk Rating									
Pass	$ 443,177	$ 544,997	$ 380,540	$ 191,190	$ 55,822	$ 90,896	$ 100,050	$ 5,734	$ 1,812,406
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	241	241
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 443,177	$ 544,997	$ 380,540	$ 191,190	$ 55,822	$ 90,896	$ 100,050	$ 5,975	$ 1,812,647
Total									
Current period gross charge-offs	$ 347	$ -	$ -	$ -	$ -	$ 1,000	$ -	$ -	$ 1,347

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

December 31, 2023	Term Loans Amortized Costs Basis by Origination Year 2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential real estate									
Risk Rating									
Pass	$ 81,379	$ 71,932	$ 24,504	$ 10,696	$ 1,326	$ 43,070	$ -	$ -	$ 232,907
Special Mention	-	-	-	915	-	-	-	-	915
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 81,379	$ 71,932	$ 24,504	$ 11,611	$ 1,326	$ 43,070	$ -	$ -	$ 233,822
Residential real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-residential real estate									
Risk Rating									
Pass	$ 1,602	$ 251	$ 1,841	$ 995	$ 379	$ 16,062	$ -	$ -	$ 21,130
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 1,602	$ 251	$ 1,841	$ 995	$ 379	$ 16,062	$ -	$ -	$ 21,130
Non-residential real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction									
Risk Rating									
Pass	$ 376,763	$ 501,012	$ 216,901	$ 55,865	$ 25,150	$ 39,337	$ -	$ -	$ 1,215,028
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	4,385	-	-	-	-	4,385
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 376,763	$ 501,012	$ 216,901	$ 60,250	$ 25,150	$ 39,337	$ -	$ -	$ 1,219,413
Construction									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 159	$ -	$ -	$ 159
Commercial and industrial									
Risk Rating									
Pass	$ 5,057	$ 8,329	$ 436	$ 435	$ 308	$ 2,195	$ 91,301	$ 3,055	$ 111,116
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 5,057	$ 8,329	$ 436	$ 435	$ 308	$ 2,195	$ 91,301	$ 3,055	$ 111,116
Commercial and industrial									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consumer									
Risk Rating									
Pass	$ 1,229	$ -	$ -	$ -	$ -	$ -	$ 11	$ -	$ 1,240
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 1,229	$ -	$ -	$ -	$ -	$ -	$ 11	$ -	$ 1,240
Consumer									
Current period gross charge-offs	$ 154	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 154
Total									
Risk Rating									
Pass	$ 466,030	$ 581,524	$ 243,682	$ 67,991	$ 27,163	$ 100,664	$ 91,312	$ 3,055	$ 1,581,421
Special Mention	-	-	-	915	-	-	-	-	915
Substandard	-	-	-	4,385	-	-	-	-	4,385
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 466,030	$ 581,524	$ 243,682	$ 73,291	$ 27,163	$ 100,664	$ 91,312	$ 3,055	$ 1,586,721
Total									
Current period gross charge-offs	$ 154	$ -	$ -	$ -	$ -	$ 159	$ -	$ -	$ 313

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 7 - Loans Receivable and the Allowance for Credit Losses (continued)

Modifications to Borrowers Experiencing Financial Difficulty:

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay, or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Company provides multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

There were no loans modified to borrowers experiencing financial difficulty during the years ended December 31, 2024 and 2023.

Allowance for Credit Losses on Off-Balance Sheet Commitments:

The following table presents the activity in the allowance for credit losses related to off-balance sheet commitments, that is included in Accounts Payable and Accrued Expenses on the Consolidated Statement of Financial Condition, for the year ended December 31, 2024 and 2023:

	Allowance for Credit Loss
Balance – December 31, 2023	$ 1,038
Reversal of credit loss	(334)
Balance – December 31, 2024	$ 704

	Allowance for Credit Loss
Balance – December 31, 2022	$ -
Impact of adopting ASC 326	1,586
Reversal of credit loss	(548)
Balance – December 31, 2023	$ 1,038

Note 8 - Premises and Equipment, Net

	December 31, 2024	December 31, 2023
	(In Thousands)	
Land	$ 6,652	$ 6,652
Buildings and improvements	23,121	22,912
Leasehold improvements	1,805	1,805
Furnishings and equipment	8,279	8,051
	39,857	39,420
Accumulated depreciation and amortization	(15,052)	(13,968)
	$ 24,805	$ 25,452

Depreciation expense on premises and equipment for the fiscal years ended December 31, 2024 and 2023 totaled $1.2 million and $1.2 million, respectively.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 9 - Accrued Interest Receivable, Net

	December 31, 2024		December 31, 2023	
	(In Thousands)			
Loans receivable	$	13,445	$	12,273
Securities		36		38
	$	13,481	$	12,311

Note 10 - Real Estate Owned ("REO")

The Company owned two foreclosed properties valued at approximately $5,120,000 at December 31, 2024, consisting of an office building located in Pennsylvania which was acquired through foreclosure in December 2014, and a land and land improvement located in Bronx which was acquired through foreclosure in October 2024. The Company owned one foreclosed property valued at $1,456,000 at December 31, 2023, consisting of an office building located in Pennsylvania which was acquired through foreclosure in December 2014.

Further declines in real estate values may result in impairment charges in the future. Routine holding costs are charged to expense as incurred and improvements to real estate owned that enhance the value of the real estate are capitalized. REO expense recorded in the Consolidated Statements of Income, including loss on sales and write-downs, amounted to $731,000 and 93,000 during the years ended December 31, 2024 and 2023.

Note 11– Property Held For Investment

Property held for investment at December 31 are summarized as follows:

	December 31, 2024		December 31, 2023	
	(In Thousands)			
Land	$	500	$	500
Buildings and improvements		1,442		1,442
		1,942		1,942
Accumulated depreciation and amortization		(572)		(535)
	$	1,370	$	1,407

The Company owned one property at December 31, 2024 and 2023 consisting of a former branch office located in Plymouth, Massachusetts. The property is currently leased to a car rental company to generate current income for the Company.

Northeast Community Bancorp, Inc.

Note 12 – Deposits

Total deposits at December 31, 2024 and 2023 and the weighted average rate of deposits are as follows:

	December 31,			
	2024		2023	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)			
Demand deposits:				
Non-interest bearing	$ 287,135	— %	$ 300,184	— %
NOW and money market	243,163	3.41 %	144,807	3.07 %
Total	530,298	1.56 %	444,991	1.00 %
Savings accounts	138,277	2.16 %	192,594	2.71 %
Certificates of deposit maturing in:				
One year or less	918,436	4.78 %	596,091	4.83 %
After one to two years	24,466	3.84 %	81,118	3.24 %
After two to three years	12,362	1.35 %	1,462	0.72 %
After three to four years	45,948	4.82 %	12,371	1.31 %
After four years	588	0.75 %	71,409	5.03 %
Total	1,001,800	4.71 %	762,451	4.62 %
	$ 1,670,375	3.50 %	$ 1,400,036	3.20 %

As of December 31, 2024 and 2023, certificates of deposits equal to or in excess of $250,000 totaled approximately $187,177,000 and $178,112,000, respectively. At December 31, 2024 and 2023, the demand deposit overdrafts totaled $1,648,000 and $1,229,000. Overdraft deposits are reclassified as consumer loans and are included in the total loans on the Consolidated Statements of Financial Condition.

The aggregate amount of brokered deposits was $435.3 million and $311.2 million as of December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, the Company also had $12.8 million and $13.0 million, respectively, in Insured Cash Sweep ("ICS") reciprocal money market deposits, which are no longer considered fully-insured brokered deposits as defined in the FDIC call report instructions.

The ICS money market deposits were obtained from seven retail depositors and then transferred into the ICS Network in order to obtain full FDIC insurance coverage for our customers. These types of deposits are known in the ICS Network as reciprocal deposits, which the Company considers as core deposits and not brokered deposits.

Interest expense on deposits consists of the following:

	Years Ended December 31,	
	2024	2023
	(In Thousands)	
Demand deposits	$ 8,498	$ 2,459
Savings accounts	3,799	6,777
Certificates of deposit	43,322	24,945
	$ 55,619	$ 34,181

Northeast Community Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 13 – Borrowings

Our borrowings include Federal Home Loan Bank of New York ("FHLB") advances and short-term borrowings from the Discount Window at the Federal Reserve Bank of New York ("FRBNY").

FHLB advances are summarized as follows at December 31:

		December 31,		
	2024		**2023**	
	Amount	**Weighted Average Interest Rate**	**Amount**	**Weighted Average Interest Rate**
		(Dollars in Thousands)		
Advances maturing in:				
One year or less.	$ —	— %	$ 7,000	2.86 %
After one to three years	—	— %	—	— %
After three to four years	—	— %	—	— %
After five years (due 2030)	—	— %	7,000	1.61 %
	$ —	— %	$ 14,000	2.24 %

On August 30, 2023, the FRBNY approved the Company's eligibility to pledge loans under the Borrower-in-Custody program of the FRBNY thereby allowing the Company to borrow from the Discount Window at the FRBNY. As of December 31, 2024, there were no outstanding borrowings from the FRBNY. At December 31, 2023, the borrowing from the FRBNY was $50.0 million, bearing an interest rate of 5.5%. At December 31, 2024, the Company had the ability to borrow $834.7 million from the FRBNY, $18.2 million from the FHLB, and $8.0 million from ACBB.

Note 14 - Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was, therefore, prior to January 1, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at December 31, 2024 and 2023, include approximately $4.1 million of such bad debt deductions which, in accordance with U.S. GAAP is considered a permanent difference between the book and income tax basis of loans receivable, and for which deferred income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of provision for income taxes are summarized as follows:

	Years Ended December 31,	
	2024	**2023**
	(In Thousands)	
Current tax expense	$ 19,166	$ 18,832
Deferred tax expense	(467)	(367)
	$ 18,699	$ 18,465

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14 - Income Taxes (continued)

The following table presents a reconciliation between the reported income taxes and the income taxes, which would be computed by applying the existing federal income tax rate of 21% for 2024 and 2023 to income before taxes:

	Years Ended December 31,	
	2024	2023
	(Dollars In Thousands)	
Federal income tax at statutory rates	$ 13,812	$ 13,596
State and city tax, net of federal income tax effect	4,725	4,851
Non-taxable income on bank owned life insurance	(138)	(213)
Other	300	231
	$ 18,699	$ 18,465
Effective Income Tax Rate	28.4 %	28.5 %

The tax effects of significant items comprising the net deferred tax assets are as follows:

	December 31,	
	2024	2023
	(In Thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 1,245	$ 1,313
State net operating loss carryforwards	13	24
Benefit plans	2,652	2,335
Accumulated other comprehensive loss – DRP	72	35
Other	842	653
Total Deferred Tax Assets	4,824	4,360
Deferred tax liability:		
Depreciation	457	497
Total Deferred Tax Liabilities	457	497
Net Deferred Tax Assets Included in Other Assets	$ 4,367	$ 3,863

The Company has state net operating loss (NOL) carryforwards totaling approximately $263,000 at December 31, 2024 that are available to be carried forward to future years. These NOL carryforwards will start to expire beginning in 2035 if not fully utilized.

At December 31, 2024, the Company had no valuation allowance because the Company determined there will be enough future New York State taxable income to utilize the New York State deferred tax assets.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15 - Other Non-Interest Expenses

The following is an analysis of other non-interest expenses:

	Years Ended December 31,	
	2024	2023
	(In Thousands)	
Other	$ 812	$ 791
Regulatory insurance premium and assessments	2,929	2,545
Dues and subscriptions	750	707
Service contracts	1,734	1,424
Consulting expense	736	780
Telephone	637	673
Directors compensation	1,144	892
Audit and accounting	537	497
Insurance	412	395
Director, officer, and employee expense	311	252
Legal fees	395	617
Office supplies and stationary	196	167
Recruiting expense	56	30
	$ 10,649	$ 9,770

Note 16 - Benefits Plans

Outside Director Retirement Plan ("DRP")

The DRP is an unfunded non-contributory defined benefit pension plan covering all non-employee directors meeting eligibility requirements as specified in the plan document. The following table sets forth the funded status of the DRP and components of net pension periodic expense measured as of December 31:

	Years Ended December 31,	
	2024	2023
	(Dollars In Thousands)	
Projected benefit obligation – beginning	$ 1,767	$ 1,808
Service cost	98	94
Interest cost	88	85
Actuarial loss (gain)	88	(116)
Benefits Paid	(108)	(104)
Projected benefit obligation – ending	$ 1,933	$ 1,767
Funded status – accrued liability included in accounts payable and accrued expenses	$ 1,933	$ 1,767
Accumulated benefit obligation	$ 1,848	$ 1,675
Discount rate	4.97 %	5.21 %
Rate of increase in future compensation levels	2.00 %	2.00 %

Northeast Community Bancorp, Inc.

Note 16 - Benefits Plans (continued)

Outside Director Retirement Plan ("DRP") (continued)

	Years Ended December 31,	
	2024	2023
	(Dollars In Thousands)	
Net periodic pension expense:		
Service cost	$ 98	$ 94
Interest cost	88	85
Actuarial gain amortized	(41)	(32)
Total net periodic pension expense included in other non-interest expenses	$ 145	$ 147
Discount rate	4.97 %	5.21 %
Rate of increase in future compensation levels	2.00 %	2.00 %

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ending December 31 as follows (in thousands):

2025	$ 117
2026	235
2027	243
2028	243
2029	189
2030 to 2034	1,075

At December 31, 2024 and 2023, unrecognized net loss of $88,000 and net gain of $116,000, respectively, were included in accumulated other comprehensive income.

Supplemental Executive Retirement Plan ("SERP")

The SERP is a non-contributory defined benefit plan that covers certain officers of the Company. Under the SERP, each of these individuals will be entitled to receive upon retirement an annual benefit paid in monthly installments equal to 50% of his average base salary in the three-year period preceding retirement. Each individual may also retire early and receive a reduced benefit upon the attainment of certain age and years of service combination. Additional terms related to death while employed, death after retirement, disability before retirement and termination of employment are fully described within the plan document. The benefit payment term is the greater of 15 years or the executives remaining life. No benefits are expected to be paid during the next five years.

During the years ended December 31, 2024 and 2023, expenses of $562,000 and $143,000, respectively, were recorded for this plan and are reflected in the Consolidated Statements of Income under Salaries and Employee Benefits. At December 31, 2024 and 2023, a liability for this plan of $4,722,000 and $4,160,000, respectively, is included in the Consolidated Statements of Financial Condition under Accounts Payable and Accrued Expenses.

401(k) Plan

The Company maintains a 401(k) plan for all eligible employees. Participants are permitted to contribute from 1% to 15% or 60% of their annual compensation up to the maximum permitted under the Internal Revenue Code. The Company provided no matching contribution in 2024 and 2023.

Stock-Based Deferral Plan

In June 2021, the Company established a stock-based deferral plan for eligible key executives and members of the Board of Directors of the Company to elect to defer compensation received from the Company for their services and

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16 - Benefits Plans (continued)

Stock-Based Deferral Plan (continued)

make deemed investments of that deferred compensation in shares of the Company's common stock. At December 31, 2024 and 2023, the Company did not have any obligations under the plan.

Employee Stock Ownership Plan ("ESOP")

In conjunction with the Mid-Tier Holding Company's public stock offering in 2006, the Bank established an ESOP for all eligible employees (substantially all full-time employees). The ESOP borrowed $5,184,200 from the Mid-Tier Holding Company and used those funds to acquire 518,420 shares of the Mid-Tier Holding Company common stock at $10.00 per share. The loan from the Mid-Tier Holding Company, which has been assumed by the Company, carries an interest rate of 8.25% and is repayable in twenty annual installments through 2025.

In conjunction with the Company's second-step conversion offering, on July 12, 2021, the ESOP borrowed $7,827,260 from the Company and used those funds to acquire 782,726 shares of Company common stock at $10.00 per share. The loan from the Company carries an interest rate equal to 3.25% and is repayable in fifteen annual installments through 2035.

Each year, the Bank makes discretionary contributions to the ESOP equal to the principal and interest payment required on the loan from the Company. The ESOP may further pay down the principal balance of the loans by using dividends paid, if any, on the shares of Company common stock it owns. The balance remaining on the first ESOP loan was $478,000 and $919,000 at December 31, 2024 and 2023. The balance remaining on the second ESOP loan was $5,991,000 and $6,417,000 at December 31, 2024 and 2023.

Shares purchased with the loan proceeds serve as collateral for the loan and are held in a suspense account for future allocation among ESOP participants. As the loan principal is repaid, shares will be released from the suspense account and become eligible for allocation. The allocation among plan participants will be as described in the ESOP governing document.

ESOP shares initially pledged as collateral were recorded as unearned ESOP shares in the stockholders' equity section of the Consolidated Statement of Financial Condition. Thereafter, on a monthly basis over the terms of the ESOP loans, approximately 2,894 shares for the ESOP established in 2006 and approximately 4,348 shares for the ESOP established in 2021 are committed to be released, respectively. Compensation expense is recorded equal to the shares committed to be released multiplied by the average closing price of the Company's stock during that month. ESOP expense during the years ended December 31, 2024 and 2023, totaled approximately $1,782,000 and $1,314,000, respectively. Dividends on unallocated shares, which totaled approximately $452,000 and $188,000 during 2024 and 2023, respectively, are recorded as a reduction of the ESOP loan. Dividends on allocated shares, which totaled approximately $508,000 and $167,000 during 2024 and 2023, respectively, are charged to retained earnings.

ESOP shares are summarized as follows:

	December 31,	
	2024	**2023**
Allocated shares	781,762	694,842
Shares committed to be released	86,916	86,920
Unearned shares	608,731	695,647
Total ESOP Shares	1,477,409	1,477,409
Less allocated shares distributed to former or retired employees	(165,644)	(143,612)
Total ESOP Shares Held by Trustee	1,311,765	1,333,797
Fair value of unearned shares	$ 14,889,560	$ 12,340,778

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 – Stock Based Compensation

At a special shareholders meeting held on September 29, 2022, the Company's shareholders approved the Company's 2022 Equity Incentive Plan whereby 1,369,771 shares of the Company's common stock were reserved from authorized but unissued shares for purposes of grants of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, performance shares and performance units to selected employees and non-employee directors of the Company.

The product of the number of shares granted and the grant date market price of the Company's common stock determine the fair value of restricted stock under the Company's 2022 Equity Incentive plan. Management recognizes compensation expense for the fair value of restricted stock on a straight-line basis over the requisite service period for the entire award. As of December 31, 2024, there were 102,759 shares available for future awards under this plan, which includes 98,311 shares available for stock options and 4,448 shares available for restricted stock awards.

A summary of the Company's restricted stock activity and related information for the year ended December 31 follows:

	2024	
	Shares	Weighted Average Market Price
Outstanding, Beginning of year	286,508	$ 13.72
Granted	30,000	22.82
Forfeited	—	—
Vested	81,873	—
Outstanding, end of year	234,635	$ 14.58

	2023	
	Shares	Weighted Average Market Price
Outstanding, Beginning of year	352,037	$ 13.67
Granted	4,878	16.88
Forfeited	—	—
Vested	70,407	—
Outstanding, end of year	286,508	$ 13.72

Compensation expense related to restricted stock was $1,199,000 and $968,000 for the years ended December 31, 2024 and 2023. At December 31, 2024 and 2023, the total compensation cost related to non-vested awards that has not yet been recognized was $3.3 million and $3.8 million, which is expected to be recognized over the next 3 years.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17 – Stock Based Compensation (continued)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2024	
	Options	Weighted Average Exercise Price
Outstanding, Beginning of year	880,097	$ 13.67
Granted	—	—
Forfeited	—	—
Exercised	37,201	12.44
Outstanding, end of year	842,896	$ 13.72
Exercisable at end of year	336,558	13.72

	2023	
	Options	Weighted Average Exercise Price
Outstanding, Beginning of year	880,097	$ 13.67
Granted	—	—
Forfeited	—	—
Exercised	—	—
Outstanding, end of year	880,097	$ 13.67
Exercisable at end of year	176,019	13.67

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Pricing Model Assumption Ranges	2022
Risk-free interest rate	3.87 - 3.97 %
Expected volatility	28.79 - 28.94 %
Expected dividend yield	1.70 - 1.94 %
Expected life	7.50

The Compensation cost related to stock options is recognized based on the fair value of the stock options at the grant date on a straight line basis over the vesting period. Compensation expense related to stock options was $845,000 and $768,000 for the years ended December 31, 2024 and 2023. At December 31, 2024 and 2023, unrecognized compensation cost related to stock option awards was $2.1 million and $3.0 million, which is expected to be recognized over the next 3 years.

Note 18 - Leases

The Company has operating leases and finance leases all comprised of real estate property. The operating leases comprise substantially all of the Company's obligations in which the Company is the lessee, with remaining lease terms ranging between 1 and 10 years. Most operating lease agreements consist of initial lease terms ranging between 5 and 10 years, with options to renew the leases or extend the term. The finance lease has a remaining lease term of 93 years. The payment structure of all leases is fixed rental payments with lease payments increasing on pre-determined dates at either a predetermined amount or change in the consumer price index.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 18 – Leases (continued)

In accordance with ASC 842, the Company recognized operating and financing lease assets and corresponding lease liabilities related to office facilities and retail branches. The operating and financing lease assets represent the Company's right to use an underlying asset for the lease term, and the lease liability represents the Company's obligation to make lease payments over the lease term. The Company has elected that any short term leases would be expensed as incurred.

The operating and financing lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. Our leases do not provide an implicit interest rate. The company used its incremental borrowing rate, the rate of interest to borrow in a collateralized basis for a similar term, at the lease commencement date.

All of the leases are net leases and, therefore, do not contain non-lease components. The Company either pays directly or reimburses the lessor for property and casualty insurance cost and the property taxes assessed on the property, as well as a portion of the common area maintenance associated with the property which are categorized as non-components as outlined in the applicable guidance.

The quantitative data relates to the Company's leases are as follows (in thousands):

	December 31, 2024	December 31, 2023
Finance Lease Amounts:		
ROU asset	$ 347	$ 351
Lease liability	$ 609	$ 571
Operating Lease Amounts:		
ROU assets	$ 4,001	$ 4,566
Lease liabilities	$ 4,108	$ 4,625
Finance Lease Cost		
Amortization of ROU asset	$ 4	$ 4
Interest on lease liability	$ 38	$ 38
Operating Lease Costs	$ 789	$ 566
Cash paid for amounts included in the measurement of lease liabilities		
Finance lease	$ —	$ —
Operating leases	$ 740	$ 511
Weighted-average remaining lease term		
Finance lease	92 years	93 years
Operating leases	7.87 years	8.58 years
Weighted-average discount rate		
Finance lease	9.50 %	9.50 %
Operating leases	5.25 %	5.18 %

Northeast Community Bancorp, Inc.

Note 18 – Leases (continued)

Maturities of lease liabilities at December 31, 2024 are as follows (in thousands):

	Operating Leases		Finance Lease	
Years ended December 31:				
2025	$	738	$	30
2026		622		31
2027		637		36
2028		595		36
2029		489		36
Thereafter		1,990		3,932
Total lease payments	$	5,071	$	4,101
Interest		(963)		(3,492)
Lease liability	$	4,108	$	609

Note 19 – Contingencies

The Company and Bank are also subject to claims and litigation that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company and Bank in connection with such claims and litigation, it is the opinion of management that the disposition or ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Note 20 - Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company has to record at fair value other assets and liabilities on a non-recurring basis, such as securities held to maturity, impaired loans and other real estate owned. U.S. GAAP has established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 - Fair Value Disclosures (continued)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's assets that are carried at fair value on a recurring basis and the level that was used to determine their fair value at December 31:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Carried at Fair Value on a Recurring Basis	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Assets:								
Marketable equity securities:								
Mutual funds	$ 21,994	$ 18,102	$ —	$ —	$ —	$ —	$ 21,994	$ 18,102
Mortgage-backed securities								
FHLMC	—	—	—	—	—	—	—	—
Total assets	$ 21,994	$ 18,102	$ —	$ —	$ —	$ —	$ 21,994	$ 18,102

There were no transfers between Level 1 and 2 during the years ended December 31, 2024 and 2023. The Company did not have any liabilities that were carried at fair value on a recurring basis at December 31, 2024 and 2023.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 – Fair Value Disclosures (continued)

The following table sets forth the Company's assets that are carried at fair value on a non-recurring basis and the level that was used to determine their fair value, at December 31:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Carried at Fair Value on a Non-Recurring Basis	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
				(In Thousands)				
Assets:								
Collateral dependent loans...	$ —	$ —	$ —	$ —	$ —	$ 4,385	$ —	$ 4,385
Real estate owned...........	—	—	—	—	5,120	1,456	5,120	1,456
Total assets	$ —	$ —	$ —	$ —	$ 5,120	$ 5,841	$ 5,120	$ 5,841

The following tables present the qualitative information about non-recurring Level 3 fair value measurements of financial instruments at the periods indicated:

	At December 31, 2024				
	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			(In Thousands)		
Assets:					
Real estate owned	$ 767	Sales approach	Adjustment to sales comparison value	- 40% to - 10%	- 40% to - 10%
Real estate owned	4,353	Income approach	Capitalization rate	6.00%	6.00%

	At December 31, 2023				
	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			(In Thousands)		
Assets:					
Collateral dependent loans	$ 4,385	Income approach	Capitalization rate	6.00%	6.00%
Real estate owned	1,456	Income approach	Capitalization rate	12.00%	12.00%

The Company did not have any liabilities that were carried at fair value on a non-recurring basis at December 31, 2024 and 2023.

The methods and assumptions used to estimate fair value at December 31, 2024 and 2023 are as follows:

For real estate owned, fair value is generally determined through independent appraisals or fair value estimations of the underlying properties which generally include various Level 3 inputs which are not identifiable. The appraisals or fair value estimation may be adjusted by management for qualitative reasons and estimated liquidation expenses. Management's assumptions may include consideration of location and occupancy of the property and current economic conditions. Subsequently, as these properties are actively marketed, the estimated fair values may be periodically adjusted through incremental subsequent write-downs to reflect decreases in estimated values resulting from sales price observations and the impact of changing economic and market conditions.

A loan is considered individually evaluated for credit loss when, based upon current information and events, it is probable that the Company will be unable to collect all scheduled payments in accordance with the contractual terms of the loan. Individually evaluated loans that are collateral dependent are written down to fair value through the establishment of specific reserves, a component of the allowance for credit losses or through partial charge-offs, and

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 – Fair Value Disclosures (continued)

as such are carried at the lower of cost or the fair value. Estimates of fair value of the collateral are determined based on a variety of information, including available valuations from certified appraisers for similar assets, present value of discounted cash flows and inputs that are estimated based on commonly used and generally accepted industry liquidation advance rates and estimates and assumptions developed by management. The appraisals may be adjusted by management for estimated liquidation expenses and qualitative factors such as economic conditions. If real estate is not the primary source of repayment, present value of discounted cash flows and estimates using generally accepted industry liquidation advance rates are utilized. Due to the multitude of assumptions, many of which are subjective in nature, and the varying inputs and techniques used by appraisers, the Company recognizes that valuations could differ across a wide spectrum of valuation techniques employed and accordingly, fair value estimates for impaired loans are classified as Level 3.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2024 and 2023:

Securities

Fair values for marketable equity securities are determined by quoted market prices on nationally recognized and foreign securities exchanges (Level 1). Fair values for securities available for sale and held to maturity are determined utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the security's terms and conditions, among other things.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 20 - Fair Value Disclosures (continued)

Securities (continued)

The carrying amounts and estimated fair value of our financial instruments are as follows:

(In thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			Fair Value at December 31, 2024		
Financial Assets					
Cash and cash equivalents	$ 78,259	$ 78,259	$ 78,259	$ —	$ —
Certificates of deposit	100	100	—	100	—
Marketable equity securities	21,994	21,994	21,994	—	—
Securities held to maturity	14,616	11,858	—	11,858	—
Loans receivable	1,807,768	1,801,607	—	—	1,801,607
Investments in restricted stock	397	397	—	397	—
Accrued interest receivable	13,481	13,481	—	13,481	—
Financial Liabilities					
Deposits	1,670,375	1,674,376	—	1,674,376	—

(In thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			Fair Value at December 31, 2023		
Financial Assets					
Cash and cash equivalents	$ 68,671	$ 68,671	$ 68,671	$ —	$ —
Certificates of deposit	100	100	—	100	—
Marketable equity securities	18,102	18,102	18,102	—	—
Securities held to maturity	15,860	13,126	—	13,126	—
Loans receivable	1,581,804	1,552,219	—	—	1,552,219
Investments in restricted stock	929	929	—	929	—
Accrued interest receivable	12,311	12,311	—	12,311	—
Financial Liabilities					
Deposits	1,400,036	1,401,083	—	1,401,083	—
Borrowings	64,000	63,053	—	63,053	—

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 21 – Related Party Transactions

The Company had no loans to related parties at December 31, 2024 and 2023. In addition, the Company did not originate any loans to related parties in 2024 and 2023. Deposits of related parties at the Company totaled $2.1 million and $2.2 million at December 31, 2024 and 2023, respectively.

Kevin P. O'Malley served as a director of the Company during the years ended December 31, 2024 and 2023 and during that time, also served as an attorney with Kevin P. O'Malley, P.C., a law firm that provides construction loan closing services to borrowers of the Company. During the fiscal year ended December 31, 2024 and 2023, construction loan borrowers of the Company paid $541,000 and $497,000 respectively in legal fees to Mr. O'Malley's law firm in connection with closing of construction loans. Joel L. Morgenthau was appointed and served as a director of the Company in 2024, and he also served as an attorney with Moritt Hock & Hamroff LLP, a law firm that provides legal services to the Company. During the fiscal year ended December 31, 2024, the Company paid $94,000 to the firm.

Note 22 – Revenue Recognition

The majority of the Company's revenues come from interest income and other sources, including loans and securities that are outside the scope of ASC 606. The Company's services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include deposit service charges on deposits, electronic banking fees and charges income, and investment advisory fees.

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transactional activity, or standard month-end revenue accruals such as referral fees based month end reports. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2024 and 2023, the Company did not have any significant contract balances.

All of the Company's revenue from contracts with customers within the scope of ASC 606 is recognized within noninterest income. The following table presents the Company's sources of noninterest income for the years ended December 31, 2024 and 2023. Sources of revenue outside the scope of ASC 606 are noted as such:

	December 31,	
	2024	2023
	(In Thousands)	
Non-interest income:		
Deposit-related fees and charges	$ 64	$ 55
Loan-related fees and charges[1]	1,039	892
Electronic banking fees and charges	995	944
Gain (loss) on disposition of equipment[1]	22	(18)
Income from bank owned life insurance[1]	656	1,013
Investment advisory fees	—	458
Realized and unrealized (loss) gain on equity securities[1]	(109)	294
Miscellaneous[1]	116	105
Total non-interest income	$ 2,783	$ 3,743

(1) Not within the scope of ASC 606.

Note 22 – Revenue Recognition (continued)

A description of the Company's revenue streams accounted for under ASC 606 is as follows:

Service Charges on Deposit Accounts

The Company earns fees from deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed at the point in the time the Company fulfills the customer's request. The Company discontinued the imposition of overdraft fees on all consumer and business accounts in August 2022. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Electronic Banking Fee Income

The Company earns interchange fees from debit and credit card holder transactions conducted through various payment networks. Interchange fees from cardholder transactions are recognized daily, concurrently with the transaction processing services provided by an outsourced technology solution.

Investment Advisory Fees

The Company earns fees from investment advisory and financial planning services under the name of Harbor West Financial Planning Wealth Management, a division of the Company through a networking arrangement with a registered broker-dealer and investment advisor. The registered broker-dealer deducts investment advisory fees and financial planning services fees from the client's assets under management and remits the fees, net of administrative fees, to the Company on a monthly basis. The Company recognizes the fees into non-interest income upon receipt of the monthly remittances.

Note 23 – Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvement: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*, which incorporates several SEC disclosure requirements into US GAAP and adds interim and annual disclosure requirements to a variety of topics in the Accounting Standards Codification, including those focusing on accounting changes, earnings per share, debt and repurchase agreements. For entities subject to the SEC disclosure requirements and those "required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer," the US GAAP requirements will be effective when the removal of the related SEC rule is effective. Early adoption is not permitted for these entities. For all other entities, the effective date will be two years later, and early adoption is permitted. That is, financial statements issued after the effective date of each amendment are required to include on a prospective basis the related disclosure incorporated into US GAAP by this ASU. However, if the SEC does not act to remove its related requirements by June 30, 2027, any related FASB amendments will be removed from the Codification and will not be effective for any entities.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disclosure of the amount of net income taxes paid for federal, state, and foreign taxes, as well as the amount paid to any jurisdiction in which income taxes paid is equal to or greater than a 5% quantitative threshold. The amendments will require the disclosure of pre-tax income disaggregated between domestic and foreign, as well as income tax expense disaggregated by federal, state, and foreign. The amendment also eliminates certain disclosures related to unrecognized tax benefits and certain temporary differences. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted in any annual period where financial statements have not yet been issued. The amendments should be applied on a prospective basis but retrospective application is

Note 23 – Recent Accounting Pronouncements (continued)

permitted. The Company does not expect adoption of the standard to have a material impact on its Consolidated Financial Statements.

In March 2024, the FASB issued ASU 2024-01, *Compensation – Stock Compensation (Topic 718)*, which amended the guidance in ASC 718 to add an example showing how to apply the scope guidance to determine whether profits interest and similar awards should be accounted for as share-based payment arrangements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. This Update is not expected to have a significant impact on the Company's financial statements.

In March 2024, the FASB issued ASU 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements*. This ASU removes various references to the FASB's Concepts Statements from the FASB's Accounting Standards Codification. The FASB does not expect these updates to have a significant effect on current accounting practice since, in most cases, the amendments to the Codification remove references to Concept Statements that are extraneous and not required to understand or apply the guidance. However, the FASB has provided transition guidance if applying the updated guidance results in accounting changes for some entities. The amendments in ASU 2024-02 are effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. This Update is not expected to have a significant impact on the Company's financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures*. This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This Update is not expected to have a significant impact on the Company's financial statements.

In December 2024, the FASB issued ASU 2024-04, Debt – *Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*. This new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. This Update is not expected to have a significant impact on the Company's financial statements.

In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) "to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027." Entities within the ASU's scope are permitted to early adopt the ASU. This Update is not expected to have a significant impact on the Company's financial statements.

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 24 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Note 25 – Parent Company Only Financial Information

The following are the condensed financial statements for Northeast Community Bancorp, Inc. (Parent company only) as of December 31, 2024 and 2023 and for the years then ended.

Condensed Statements of Financial Condition

	December 31,	
	2024	2023
	(In Thousand)	
Assets		
Cash and due from banks	$ 5,767	$ 4,268
Investment in subsidiary	292,921	254,654
Loans receivable, net of allowance for credit losses of $41 and $45, respectively[1]	15,116	14,121
ESOP loan receivable	6,469	7,336
Other assets	109	—
Total Assets	$ 320,382	$ 280,379
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 2,041	$ 1,054
Total Liabilities	2,041	1,054
Total Stockholders' Equity	318,341	279,325
Total Liabilities and Stockholders' Equity	$ 320,382	$ 280,379

(1) Represents participation loans purchased from the Bank

Northeast Community Bancorp, Inc.

Note 25 – Parent Company Only Financial Information (continued)

Condensed Statements of Income and Comprehensive Income

	Years Ended December 31,	
	2024	2023
	(In Thousand)	
Interest income – loans	$ 1,461	$ 1,371
Interest income – ESOP loan	285	333
Interest income – interest-earning deposits	82	179
Dividend income from subsidiary	11,000	14,000
Operating expenses	(2,557)	(2,298)
Income before Income Tax Expense and Equity in Undistributed Earnings of Subsidiary	10,271	13,585
Income tax benefit	(214)	(120)
Income before Equity in Undistributed Earnings of Subsidiary	10,485	13,705
Equity in undistributed earnings of subsidiary	36,589	32,571
Net Income	$ 47,074	$ 46,276
Comprehensive Income	$ 46,981	$ 46,336

Statements of Cash Flow

	Years Ended December 31,	
	2024	2023
	(In Thousand)	
Cash Flows from Operating Activities		
Net income	$ 47,074	$ 46,276
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(36,589)	(32,571)
Other, net	2,202	2,183
Net Cash Provided by Operating Activities	12,687	15,888
Cash Flows from Investing Activities		
Repayment of ESOP loan	867	841
Net increase in loans	(1,008)	(433)
Net Cash (Used in) Provided by Investing Activities	(141)	408
Cash Flows from Financing Activities		
Cash dividends paid	(7,861)	(3,652)
Stock option exercised	14	
Stock repurchase	(3,200)	(28,710)
Net Cash Used in Financing Activities	(11,047)	(32,362)
Net Increase (Decrease) in Cash and Cash Equivalents	1,499	(16,066)
Cash and Cash Equivalents – Beginning	4,268	20,334
Cash and Cash Equivalents – Ending	$ 5,767	$ 4,268

Northeast Community Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 26 – Business Segments

Accounting policies for segments are the same as those described in Note 1. The Company has one reportable segment. Substantially most of the Company's operations occur through the bank and involve the delivery of loan and deposit products to customers. Small portion of the Company's operations occurs through wealth management advisory service to customers in 2023 before the sale of all the Bank's assets relating to Harbor West Wealth Management Group to a third party. In 2023, the wealth management operation does not meet the quantitative threshold requirement to be disclosed separately. In 2024, the Company does not have revenue-producing segment through wealth management advisory services.

The Company's chief operating decision maker is the Executive Committee that includes the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Executive Committee assesses performance of the Company on a consolidated basis and decides how to allocate resources based on net income that is also reported as net income on the Consolidated Statement of Income.

The Executive Committee uses net income, which is the measure of segment profit and loss, to evaluate income generated from segment assets (return on assets) and other measures, such as net interest margin, return on average assets, and return on common equity, in deciding how to reinvest profits, such as originating loans, investing in investment securities, or to repurchase shares in the Company's common stock.

Net income is used to monitor budget versus actual results. The Executive Committee also uses net income and other measures in comparing to the Company's peer banks. The comparison of the Company's net income and other measures to its peer banks, along with the comparison of budgeted versus actual results are used in assessing the Company's performance and in establishing management compensation. Loans, investments, and deposits provide the revenues in the banking operation. Interest expense and payroll provide the significant expenses in the banking operation. All operations are domestic.

Northeast Community Bancorp, Inc.

Note 26 – Business Segments (continued)

The following table presents the Company's reported segment revenues, profit or loss and significant segment expenses for the years ended December 31, 2024 and 2023:

	Years Ended December 31,	
	2024	**2023**
	(In Thousand)	
Total interest income	$ 160,013	$ 132,488
Total interest expense	57,221	35,297
Net interest income	102,792	97,191
Provision for credit losses	740	972
Net interest income after provision for credit losses	102,052	96,219
Total non-interest income	2,783	3,743
Non-interest expense:		
Salaries and employee benefits	20,942	18,839
Occupancy expense	2,828	2,595
Equipment	890	1,055
Outside data processing	2,604	2,210
Advertising	418	521
Loss on disposition of business	—	138
Real estate owned expense	731	93
Other	10,649	9,770
Total Non-Interest Expenses	39,062	35,221
Income before income tax expense	65,773	64,741
Income tax expense	18,699	18,465
Segment net income	$ 47,074	$ 46,276
Reconciliation of profit or loss		
Adjustments and reconciling items	—	—
Consolidated net income	$ 47,074	$ 46,276
Earnings per common share - Basis	$ 3.58	$ 3.32
Earnings per common share - Diluted	3.52	3.32

The measure of segment assets is reported as total assets on the Consolidated Statement of Condition.

The following table presents the Company's reported segment assets as of December 31, 2024 and 2023:

	December 31,	
	2024	**2023**
	(In Thousand)	
Segment assets		
Adjustments and reconciling items	$ —	$ —
Consolidated total assets	2,009,581	1,764,135

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHEAST COMMUNITY BANCORP, INC.

Dated: March 14, 2025

By: /s/ Kenneth A. Martinek

Kenneth A. Martinek
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kenneth A. Martinek Kenneth A. Martinek	Chairman and Chief Executive Officer (Principal Executive Officer)	March 14, 2025
/s/ Jose M. Collazo Jose M. Collazo	President, Chief Operating Officer and Director	March 14, 2025
/s/ Donald S. Hom Donald S. Hom	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2025
/s/ Diane B. Cavanaugh Diane B. Cavanaugh	Director	March 14, 2025
/s/ Charles M. Cirillo Charles M. Cirillo	Director	March 14, 2025
/s/ Eugene M. Magier Eugene M. Magier	Director	March 14, 2025
/s/ Charles A. Martinek Charles A. Martinek	Director	March 14, 2025
/s/ John F. McKenzie John F. McKenzie	Director	March 14, 2025
/s/ Joel L. Morgenthau Joel L. Morgenthau	Director	March 14, 2025

| /s/ Kenneth H. Thomas | Director | March 14, 2025 |
| Kenneth H. Thomas | | |

| /s/ Linda M. Swan | Director | March 14, 2025 |
| Linda M. Swan | | |

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Board of Directors

Kenneth A. Martinek, Chairman

Diane B. Cavanaugh	John F. McKenzie
Charles M. Cirillo	Joel L. Morgenthau
Jose M. Collazo	Linda M. Swan
Eugene M. Magier	Kenneth H. Thomas
Charles A. Martinek	

Executive Officers of NorthEast Community Bancorp, Inc.

Kenneth A. Martinek
Chairman of the Board and Chief Executive Officer

Jose M. Collazo
President and Chief Operating Officer

Donald S. Hom
Executive Vice President and Chief Financial Officer

Executive Officers of NorthEast Community Bank

Kenneth A. Martinek
Chairman of the Board and Chief Executive Officer

Jose M. Collazo
President and Chief Operating Officer

Donald S. Hom
Executive Vice President and Chief Financial Officer



325 Hamilton Avenue
White Plains, NY 10601